UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of  April  , 2003
                  -------
Commission File Number:  001-13196
                         ---------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   SIGNATURES



                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                        Desc, S.A. de C.V.
                                                 -------------------------------
                                                         (Registrant)



Date:    April 30, 2003                    By    /s/ Arturo D'Acosta Ruiz
-----------------------                         --------------------------------
                                                       (Signature)

                                                 Name:  Arturo D'Acosta Ruiz
                                                 Title: Chief Financial Officer

The following are included in this report on Form 6-K:


                                                                     Sequential
     Item                                                            Page Number
     ----                                                            -----------

     1.   Press Release, dated April 29, 2003, announcing
          Registrant's Results for the First Quarter of 2003               4

     2.   Consolidated Financial Statements of Registrant
          as of December 31, 2002 and 2001, in the format                 18
          required to be filed with the Mexican Stock Exchange.

     3.   Consolidated Financial Statements of
          Registrant as of March 31, 2003 and 2002, in the format         70
          required to be filed with the Mexican Stock Exchange.

                                                                       EXHIBIT 1
                                                                       ---------

                                                                     [Desc Logo]


                    DESC ANNOUNCES FIRST QUARTER 2003 RESULTS
                    -----------------------------------------

           Mexico City, April 29, 2003 - Desc, S.A. de C.V. (NYSE: DES; BMV:
DESC) announced today its results for the first quarter ended March 31, 2003
(1Q03). All figures were prepared according to generally accepted accounting principles in Mexico. -

                                   HIGHLIGHTS
                                   ----------

During the first quarter of 2003, the Company's EBITDA improved significantly from US$18 million reported during the fourth quarter of 2002, to US$51 million. This result reflects the following:

     |X| The initiation of the Tractor Project in the Autoparts Sector for the production of automotive power train components,

     |X|  Higher sales volumes in the Chemical Sector, and

     |X| Improved results from the Real Estate Sector due to higher sales from the Punta Mita project.

Year-over-year the results for the first quarter of 2003 reflect a decline caused by:

     |X| Lower sales in the Autoparts Sector as a result of the ongoing temporary shutdowns in some of the assembly plants in order to reduce inventory levels, and the closing of the Daimler Chrysler Lago Alberto Plant in Mexico City,

     |X| In the Chemical Sector, the pressure on sales prices due to the worldwide oversupply, as well as the increase in main raw material prices, and

     |X| Increases in the cost of raw materials in the Food Branded Products business.


                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                       -----------------------------------
                          TABLE 1. CONSOLIDATED FIGURES
      (FIGURES IN MILLIONS OF CONSTANT PESOS (PS.) AND U.S. DOLLARS (US$))

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  1Q03                                  1Q03
                                                                                   vs.                                   vs.
                                           1Q03               1Q02                1Q02               4Q02*              4Q02
------------------------------------------------------------------------------------------------------------------------------------
         Sales (Ps.)(3)                    5,126               4,892               4.8%               4,451              15.2%
------------------------------------------------------------------------------------------------------------------------------------
         SALES (US$)(1)                     471                 507               -7.0%                430                9.8%
------------------------------------------------------------------------------------------------------------------------------------
        EXPORTS (US$)(2)                    216                 228               -5.6%                187               14.9%
------------------------------------------------------------------------------------------------------------------------------------
    Operating Income (Ps.)(3)               218                 374               -41.8%              -169                 NA
------------------------------------------------------------------------------------------------------------------------------------
    OPERATING INCOME (US$)(1)                20                 39                -48.7%               -17                 NA
------------------------------------------------------------------------------------------------------------------------------------
       Operating Margin                     4.2%               7.7%                                   -3.8%
------------------------------------------------------------------------------------------------------------------------------------
         EBITDA (Ps.)(3)                    552                 671               -17.7%               197                 NA
------------------------------------------------------------------------------------------------------------------------------------
         EBITDA (US$)(1)                     51                 70                -27.1%               18                  NA
------------------------------------------------------------------------------------------------------------------------------------
  Net Majority Income (Ps.)(3)              -323                149                 NA                -745                 NA
------------------------------------------------------------------------------------------------------------------------------------
  NET MAJORITY INCOME (US$)(1)              -30                 15                  NA                 -72                 NA
------------------------------------------------------------------------------------------------------------------------------------


1Figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

2 All export figures are based on real sales invoiced in U.S. dollars.

3All figures in this report are expressed in constant pesos as of March 31, 2003. * Actual results in pesos based on audited financials.


SALES
-----

During the first quarter, sales increased 9.8% when compared to 4Q02, from US$430 million to US$471 million. This result reflects the initiation of the Tractor Project in the Autoparts Sector, as well as price increases and higher sales volumes in the Chemical Sector and sales related with the Punta Mita project in the Real Estate Sector.

When compared to 1Q02, revenues declined 7.0% to US$471 million from US$507 million. This result was due to the 24.7% decline in revenues from the Autoparts Sector caused by the drop in production volumes of OEM's, the closing of the Daimler Chrysler plant in Mexico City, and, despite the recovery Q-o-Q, the declining industry trend mentioned during previous quarters.

Revenues from the Chemical Sector increased 21.2% when compared to 1Q02, as a result of the repositioning of inventories by some clients and a greater demand in the detergent market.

Sales in the Food Sector declined 8.0% when compared to 1Q02 due to the closing of the Pork Business in the Bajio region. However, it is important to note that the pork operation in Yucatan is showing positive results.

Sales from the Real Estate Sector declined 9.7% when compared to 1Q02 because estimated sales in the Bosques de Santa Fe project were not achieved.

GRAPH 1 - NET SALES 1Q03

  SECTOR                                NET SALES 1Q03 (%)
  ------                                ------------------
  Autoparts                             41%
  Chemical                              38%
  Food                                  16%
  Real Estate                           5%


EXPORTS
-------

Quarter-over-quarter total exports increased 14.9% due to higher sales from the Autoparts and Chemical Sectors. Compared to the same quarter of 2002, exports declined 5.6% from US$228 million in 1Q02 to US$216 million in 1Q03. This result is due to the 25.7% decline in the Autoparts Sector, which was not offset by the 57.9% and 2.4% increases in the Chemical and Food Sectors, respectively. During the quarter, exports represented 45.8% of total sales.

OPERATING INCOME (LOSS), MARGIN AND EBITDA
------------------------------------------

Compared to the fourth quarter of 2002, operating income increased more than 100% from a US$17 million loss to a US$20 million income. Compared to 1Q02 operating income declined 48.7%.

EBITDA for the first quarter was US$51 million, a 183.3% increase when compared to the previous quarter. Compared to the same quarter of 2002, EBITDA declined 27.1%.

TAXES
-----

During the quarter, tax provisions were US$10 million, which included Income and Asset Taxes and Employee Profit Sharing. Deferred taxes had a net effect in the amount of US$2 million.

NET MAJORITY INCOME (LOSS)
--------------------------

Net majority loss for the first quarter of 2003 was US$30 million, as a result of exchange rate losses.

DEBT STRUCTURE
--------------

At the close of the first quarter of 2003, Desc's results posted a significant improvement when compared to the fourth quarter of 2002. However, due primarily to the effects derived from the depreciation of the peso/dollar exchange rate during 1Q03, Desc did not achieve the leverage ratio target set forth in the credit contracts signed with Citibank N.A. and a bank syndicate on June 10, 2002 and with BBVA Bancomer S.A. and a bank syndicate on May 27, 2002. All other contractual obligations have been met, including interest and principal payments.

To date, Desc has informed these lenders that it has not met the leverage ratio and is negotiating a corresponding waiver with the lenders.

During 1Q03, Desc registered a net debt increase of US$33 million when compared to 4Q02, due to the reduction in cash levels generated mainly by higher working capital requirements and dividend payments.

                             TABLE 2. DEBT BREAKDOWN
                             -----------------------
                      (Figures in millions of U.S. dollars)
--------------------------------------------------------------------------------
                     MAR. 31   JUNE 30    SEPT. 30     DEC.31     MAR. 31
                      2002      2002       2002        2002       2002
--------------------------------------------------------------------------------
        Cash Flow      160       214         163         232       103
--------------------------------------------------------------------------------
       Total Debt    1,103     1,143       1,083       1,178     1,082
--------------------------------------------------------------------------------
         Net Debt      943       929         920         946       979
--------------------------------------------------------------------------------
Interest Coverage      3.4x      3.8x        3.8x        3.4x      3.0x
--------------------------------------------------------------------------------
   Leverage Ratio      3.2x      3.3x        3.4x        4.4x      4.9x
--------------------------------------------------------------------------------



At the end of the first quarter of 2003, the debt composition was 69% dollar-denominated and 31% peso-denominated. The average cost of debt was 4.5% in dollars and 9.7% in pesos, compared to 4.8% and 10.4%, respectively in 1Q02.

RESULTS BY SECTOR
-----------------

AUTOPARTS SECTOR [AUTOPARTS SECTOR LOGO]

The following table (Table 3) shows the figures obtained in the Autoparts
Sector.

                        TABLE 3. DESC AUTOMOTRIZ FIGURES
                        --------------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

--------------------------------------------------------------------------------
                                                     1Q03                1Q03
                                                     vs.                  vs.
                               1Q03     1Q02         1Q02      4Q02*     4Q02
--------------------------------------------------------------------------------
      Sales (Ps.)             1,947     2,298       -15.3%     1,716      13.4%
--------------------------------------------------------------------------------
      SALES (US$)               179       238        -24.7%      166       8.2%
--------------------------------------------------------------------------------
     EXPORTS (US$)              117       157        -25.7%      102       14.1%
--------------------------------------------------------------------------------
Operating Income (Ps.)          116       256        -54.7%      -95        NA
--------------------------------------------------------------------------------
OPERATING INCOME (US$)           11        27        -59.9%      -9         NA
--------------------------------------------------------------------------------
   Operating Margin             6.0%     11.2%                  -5.5%
--------------------------------------------------------------------------------
     EBITDA (Ps.)               299       422        -45.6%      110        NA
--------------------------------------------------------------------------------
     EBITDA (US$)                28        44        -37.0%      11         NA
--------------------------------------------------------------------------------
   * Actual results in pesos based on audited financials.


Q-o-Q sales increased 8.2% and operating income went from a US$9 million loss to an income of US$11 million. This was due to the 65.3% increase in sale volumes in propeller shafts and 23.6% in axles, while front half-axles started being manufactured as a result of the Tractor Project.

Sales for the quarter declined 24.7% when compared to 1Q02 mainly due to the inertia in the automotive industry at the end of 2002. As a result, sales volumes remained low reflecting the decline in orders from OEMs in the U.S. and Mexico, the continued temporary shutdown in some assembly plants (GM, FORD, NISSAN, VW and DAIMLERCHRYSLER) with the purpose of adjusting inventories and the closing of the DaimlerChrysler Lago Alberto plant, which impacted the axle, propeller shaft and pick-up box businesses.

As a result of the above, operating income was US$11 million while operating margin reached 6.0%.

The variation in volumes sold in 1Q03, compared to the same quarter of 2002, reflect the increase in aluminum wheels by 108.0%, cv joints by 16.4%, tappets by 63.3%, and output shafts - a new export product derived from the Tractor Project - by 100%,

Compared to the first quarter of 2002, the most significant volume declines were registered in transmissions components 19.6%, pick-up boxes 59.9%, axles 50.0%, pistons 33.3%, light transmissions 23.9%, heavy-duty transmissions 31.0% and steel wheels 14.7%.

Exports during 1Q03 increased 14.1% compared to 4Q02 from US$102 million to US$117 million. Y-o-Y exports declined 25.7%.

The average capacity utilization of the transmissions, stamping, axles and cv joints businesses was approximately 54.0%.

Sales per employee increased to US$111.4 thousand, from US$110.4 thousand in the same period of the previous year. This improvement reflects the layoffs that took place during 2002.

Mexico's total vehicle production, accumulated as of March 2003, was 400,944 units, which represents a 14.0% decline when compared to the same period of 2002.

CHEMICAL SECTOR [CHEMICAL SECTOR LOGO]

The following table (Table 4) shows the figures obtained in the Chemical Sector.

                        TABLE 4. CHEMICAL SECTOR FIGURES
                        --------------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

--------------------------------------------------------------------------------
                                                     1QO3                  1QO3
                                                      vs.                   vs.
                                1Q03    1Q02         1Q02       4Q02*      4Q02
--------------------------------------------------------------------------------
       Sales (Ps.)              2,036    1,490       36.7%      1,788      13.9%
--------------------------------------------------------------------------------
       SALES (US$)               187      154        21.2%       173        8.5%
--------------------------------------------------------------------------------
      EXPORTS (US$)              73        46        57.9%       64        14.7%
--------------------------------------------------------------------------------
  Operating Income (Ps.)         40        83       -51.6%        3          NA
--------------------------------------------------------------------------------
  OPERATING INCOME (US$)          4        9        -57.4%        0          NA
--------------------------------------------------------------------------------
     Operating Margin           2.0%      5.6%                  0.2%
--------------------------------------------------------------------------------
       EBITDA (Ps.)              132      156       -15.1%       110       19.9%
--------------------------------------------------------------------------------
       EBITDA (US$)              12        16       -24.8%       11        14.2%
--------------------------------------------------------------------------------
   * Actual results in pesos based on audited financials.


During the quarter sales increased 21.2% compared to 1Q02, as a result of the repositioning of inventories by some clients mainly in Europe and the U.S. in the rubber solution and polystyrene businesses. On one hand, the phosphates business benefited from the demand derived from detergent production, which was higher than expected. On the other hand, sales from the adhesive and waterproofing businesses declined due to the lower activity in government construction projects.

The combination of the pressure on sales prices as a result of the global oversupply of petrochemicals and the increase in the prices of main raw materials and energy products, which were not able to be passed on completely to sales prices, affected the operating income and EBITDA which reached US$4 million and US$12 million, representing a decline of 57.4% and 24.8%, respectively. Q-o-Q sales increased 8.5% and operating margin went from 0.2% to 2.0% in 1Q03.

Capacity utilization in the Chemical Sector surpassed 90%, despite the tight margins. Operating margins are expected to recover when pressures on raw material prices decline.

Exports for the quarter increased 57.9% from US$46 million in 1Q02 to US$73 million in 1Q03. This increase partially offset the decline in demand from the Mexican market.

FOOD SECTOR [FOOD SECTOR LOGO]

The following table (Table 5) shows the figures obtained in the Food Sector.

                          TABLE 5. FOOD SECTOR FIGURES
                          ----------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

--------------------------------------------------------------------------------
                                                     1QO3                  1QO3
                                                      vs.                   vs.
                                1Q03    1Q02         1Q02       4Q02*      4Q02
--------------------------------------------------------------------------------
         Sales (Ps.)               907       874        3.7%       905     0.2%
--------------------------------------------------------------------------------
         SALES (US$)                83       91        -8.0%       87      -0.4%
--------------------------------------------------------------------------------
        EXPORTS (US$)               26       25         2.4%       21      19.5%
--------------------------------------------------------------------------------
    Operating Income (Ps.)          9         7        33.2%       -3       NA
--------------------------------------------------------------------------------
    OPERATING INCOME (US$)          1         1        14.9%        0       NA
--------------------------------------------------------------------------------
       Operating Margin            1.0%     0.8%                  -0.3%
--------------------------------------------------------------------------------
         EBITDA (Ps.)               48       54        -9.9%       41      17.0%
--------------------------------------------------------------------------------
         EBITDA (US$)               4         6        -20.4%       4      11.4%
--------------------------------------------------------------------------------
* Actual results in pesos based on audited financials. Includes the non-recurring effects of the closing of the Bajio region operations.


The following table provides the operating margins of the branded products and pork businesses

                     TABLE 6. FOOD SECTOR - RELEVANT FIGURES
                     ---------------------------------------

* The Pork Business includes the Bajio region operations.

--------------------------------------------------------------------------------
Sales (millions of US$)                 54              48              12.0%
--------------------------------------------------------------------------------
OPERATING MARGIN                       1.0%            4.7%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Sales (millions of US$)                 29              43              -32.5%
--------------------------------------------------------------------------------
OPERATING MARGIN                       1.2%           -4.4%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Sales (millions of US$)                 83              91              -8.0%
--------------------------------------------------------------------------------
OPERATING MARGIN                       1.0%            0.8%
--------------------------------------------------------------------------------

BRANDED PRODUCTS

The 12.0% increase in sales of branded products Y-o-Y reflects the solid performance of the "Del Fuerte" tomato puree brand, the "Embasa" ketchup style salsa brand and the increase in coffee exports to the U.S., coupled with the 9% average increase in all product categories and a 21.0% increase in the "La Gloria" corn oil brand. In addition, it reflects a market share increase in all the products in the local and U.S. markets.

In addition, revenues were benefited by the new line of "Del Fuerte" chile and salsa as well as the distribution of "Ybarra" canned tuna. These factors have helped to compensated the drop in economic activity in Mexico and the U.S.

The operating margin declined from 4.7% during 1Q02 to 1.0% in 1Q03 due to the significant increase in the cost of the main raw materials which was not offset by the previously mentioned price increases.


PORK BUSINESS

During the quarter, sales in the Pork Business declined 32.5% compared to the same period of 2002 due to the closing of the Bajio region operations. The operating margin was 1.2% which was above the -4.4% reported in 1Q02, as a result of the closing of the Bajio region operations.

GRAPH 2: NATIONAL PORK PRICE

[Graph Displaying National Pork Prices. Source is national market information systems (SECOFI).]

The depreciation of the peso versus the dollar negatively impacted the results since some of the raw materials used for the production of feed maintained its price related to the dollar.

Sales volumes from the Southeast operations increased 2.7% compared to 1Q02 and capacity utilization was 100%.


REAL ESTATE SECTOR [REAL ESTATE SECTOR LOGO]

Following are the results for the real estate sector for the first quarter of 2003:

                              TABLE 7. DINE FIGURES
                              ---------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

--------------------------------------------------------------------------------
                                                     1QO3                  1QO3
                                                      vs.                   vs.
                                1Q03    1Q02         1Q02       4Q02*      4Q02
--------------------------------------------------------------------------------
       Sales (Ps.)               233       227        2.8%        37        NA
--------------------------------------------------------------------------------
      SALES (US $)               21        24        -9.7%         4        NA
--------------------------------------------------------------------------------
 Operating Income (Ps.)          58        32        83.9%        -30       NA
--------------------------------------------------------------------------------
 OPERATING INCOME (US $)          5         3        58.4%        -3        NA
--------------------------------------------------------------------------------
    Operating Margin            24.7%     14.1%                 -80.9%
--------------------------------------------------------------------------------
      EBITDA (Ps.)               64        37        71.1%        -29       NA
--------------------------------------------------------------------------------
      EBITDA (US $)               6         4        48.0%        -3        NA
--------------------------------------------------------------------------------
* Actual results in pesos based on audited financials.

Sales in 1Q03 reached US$21 million, a decline of 9.7% when compared to 1Q02, reflecting sales from the Punta Mita and Bosques de Santa Fe projects, which contributed approximately 71.0% and 25.0% of the revenue for the quarter, respectively.

Compared to the previous quarter, the results from the real estate sector significantly recovered due to the sale of lots in the projects mentioned above.

Operating income reached US$5 million while the operating margin increased to 24.7% from 14.1% during 1Q02. This result was mainly due to the sales mix, since the lots from Punta Mita represent one of the products with the highest profitability for the Sector. For this reason an intense effort has been made regarding the sale and promotion of the large lots denominated "Ranchos" and the residential lots with ocean and golf course views.

                     CONTACTS:      MARISOL VAZQUEZ-MELLADO
                                    ALEJANDRO DE  LA BARREDA / CAROLINA RENDON
                                    TEL.: (5255) 5261 8037
                                    ABARREDAG@MAIL.DESC.COM.MX



                             ** Tables to Follow **

--------------------------------------------------------------------------------
                            FINANCIAL INDICATORS
                           1Q03         4Q02        3Q02         2Q02      1Q02
--------------------------------------------------------------------------------

Interest Coverage          3.0x         3.3x         3.8x        3.8x      3.4x
--------------------------------------------------------------------------------
Leverage Ratio             4.9x         4.4x         3.4x        3.3x      3.2x
--------------------------------------------------------------------------------
Short-Term Debt             23%          28%         20%          26%       35%
--------------------------------------------------------------------------------
Long-Term Debt              77%          72%         80%          74%       65%
--------------------------------------------------------------------------------
Peso-denominated debt       31%          39%         32%          31%       23%
--------------------------------------------------------------------------------
Dollar-denominated debt     69%          61%         68%          69%       77%
--------------------------------------------------------------------------------


              ------------------------------------------------------------------
                               OUTSTANDING SHARES
              ------------------------------------------------------------------
              "A" Shares                    587,479,900              42.9%
              ------------------------------------------------------------------
              "B" Shares                    506,257,866              37.0%
              ------------------------------------------------------------------
              "C" Shares                    275,341,610              20.1%
              ------------------------------------------------------------------
                            TOTAL          1,369,079,376            100.0%
              ------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                           Consolidated Balance Sheet
              (In millions of constant pesos, as of March 31, 2003)

------------------------------------------------------------------------------------------------------------------------------------
                                                                            2003            2002              %
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and Short Term Investments                                             1,106           1,529           -27.6%
Account and Documents Receivable (net)                                      4,943           3,921            26.1%
Inventories and Other Assets                                                2,989           3,033            -1.5%
TOTAL CURRENT ASSETS                                                        9,038           8,483             6.5%
------------------------------------------------------------------------------------------------------------------------------------
Land held for development and real estate projects                          4,317           3,951             9.3%
Fixed Assets                                                               13,257          12,928             2.5%
Investments in shares of Subsidiaries Non Consolidated                        110             166           -33.7%
Other Assets                                                                2,631           2,859            -7.9%
TOTAL ASSETS                                                               29,353          28,387             3.4%
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current Liabilities:
Banks Loans                                                                 2,706           3,738           -27.6%
Suppliers                                                                   1,968           1,759            11.9%
Taxes to be paid                                                              800             393           103.6%
Other Liabilities                                                           1,521           1,348            12.8%
TOTAL CURRENT LIABILITIES                                                   6,995           7,238            -3.4%
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                              8,872           6,816            30.2%
Deferred taxes                                                              1,263           1,152             9.6%
Other                                                                         582             446            30.5%
TOTAL LIABILITIES                                                          17,712          15,652            13.2%
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Capital Stock                                                                  18              18             0.0%
Paid-in Surplus                                                             1,170           1,170             0.0%
Retained Earnings and Reserve for Repurchase of Shares                     20,234          21,414            -5.5%
Other                                                                     -13,653         -13,850            -1.4%
TOTAL MAJORITY INTEREST                                                     7,769           8,752           -11.2%
Minority Interest                                                           3,872           3,983            -2.8%
TOTAL STOCKHOLDERS' EQUITY                                                 11,641          12,735            -8.6%
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 29,353          28,387             3.4%
-----------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                         Consolidated Income Statements

              (In millions of constant pesos, as of March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------


                                                                       1Q03                 1Q02                          Var.
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                              5,126                4,892                         4.8%
Cost of Sales                                                          4,021                3,677                         9.4%
GROSS PROFIT                                                           1,105                1,215                        -9.1%
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses
Administrative and Selling Expenses                                      887                  841                         5.5%
OPERATING INCOME                                                         218                  374                       -41.8%
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                                         241                  226                         6.5%
Interest Income                                                         (11)                 (46)                       -75.8%
Exchange Gain (loss), net                                                278                (117)                           NA
Gain on Monetary Position                                               (75)                 (99)                       -24.6%
COMPREHENSIVE FINANCIAL RESULT                                           433                 (36)                           NA
------------------------------------------------------------------------------------------------------------------------------------

OTHER EXTRAORDINARY INCOME OR EXPENSES                                    10                   40                       -75.9%
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISIONS                                               (225)                  370                           NA
------------------------------------------------------------------------------------------------------------------------------------
Provisions for:

Income and Asset Tax                                                      88                  183                       -51.9%

Employee Profit Sharing                                                   22                   39                       -41.7%

Deferred Income Taxes                                                  (18)                  (49)                           NA
TOTAL TAXES                                                               92                  173                       -46.5%
------------------------------------------------------------------------------------------------------------------------------------
NET CONSOLIDATED INCOME                                                (317)                  197                           NA
------------------------------------------------------------------------------------------------------------------------------------

Minority Interest                                                         6                    48                       -87.3%
MAJORITY NET INCOME                                                    (323)                  149                           NA
------------------------------------------------------------------------------------------------------------------------------------
12 months Net Income per Share                                        (1.12)                 0.00                           NA

Number of shares outstanding:                                          1,369                1,369                           NA
(Millions of shares)
EBITDA                                                                   552                  671                       -17.7%
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------
                                                               ACUM
                                                  1Q03         2002*         4Q02       3Q02         2Q02         1Q02
------------------------------------------------------------------------------------------------------------------------
SALES (US$)
------------------------------------------------------------------------------------------------------------------------
Consolidated                                        471        1,978          430         490         551           507
------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                                    179          850          166         203         243           238
------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                     187          699          173         185         187           154
------------------------------------------------------------------------------------------------------------------------
Food Sector                                          83          348           87          76          94            91
------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                                   21           78            4          24          26            24
------------------------------------------------------------------------------------------------------------------------

EXPORTS (US$)
------------------------------------------------------------------------------------------------------------------------
Consolidated                                        216          902          187         222         265           228
------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                                    117          555          102         128         168           157
------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                      73          247           64          68          69            46
------------------------------------------------------------------------------------------------------------------------
Food Sector                                          26          100           21          26          28            25
------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME (US$)
------------------------------------------------------------------------------------------------------------------------
Consolidated                                         20          106          -17          36          48            39
------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                                     11           64           -9          15          31            27
------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                       4           33            0          11          13             9
------------------------------------------------------------------------------------------------------------------------
Food Sector                                           1           10            0          10           0             1
------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                                    5            9           -3           3           6             3
------------------------------------------------------------------------------------------------------------------------

OPERATING MARGIN
------------------------------------------------------------------------------------------------------------------------
Consolidated                                       4.2%         5.3%        -3.8%        7.3%        8.7%          7.7%
------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                                   6.0%         7.5%        -5.5%        7.4%       12.9%         11.2%
------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                    2.0%         4.8%         0.1%        6.2%        7.0%          5.6%
------------------------------------------------------------------------------------------------------------------------
Food Sector                                        1.0%         2.8%        -0.3%       12.6%       -0.5%          0.8%
------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                                24.7%        11.2%       -80.9%       10.6%       21.7%         14.1%
------------------------------------------------------------------------------------------------------------------------

EBITDA (US$)
------------------------------------------------------------------------------------------------------------------------
Consolidated                                         51          234           18          67          79            70
------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                                     28          135           11          32          48            44
------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                      12           68           11          20          21            16
------------------------------------------------------------------------------------------------------------------------
Food Sector                                           4           26            4          13           4             6
------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                                    6           11           -3           4           6             4
------------------------------------------------------------------------------------------------------------------------
* Actual figures.



           This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

                                                                       EXHIBIT 2

Ticker Symbol:  DESC              Mexican Stock Exchange        Quarter 4  2002
DESC, S.A. de C.V.                    SIFIC/ICS                     Consolidated

                           CONSOLIDATED BALANCE SHEET
                         AT DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

                                                                                QUARTER OF PRESENT        QUARTER OF PREVIOUS
 REF S       CONCEPTS                                                           FISCAL YEAR [2002]        FISCAL  YEAR [2001]
 -----       --------                                                           ---------------------     -----------------------
                                                                                AMOUNT             %             AMOUNT        %
   1         TOTAL ASSETS                                                     29,306,247        100%           29,062,032     100%

   2         CURRENT ASSETS                                                    9,309,245         32%            8,589,268      30%
   3         CASH AND SHORT-TERM INVESTMENTS                                   2,406,043          8%            1,449,173       5%
   4         ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                           2,715,498          9%            2,880,841      10%
   5         OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                             963,785          3%              891,570       3%
   6         INVENTORIES                                                       3,071,196         10%            3,348,823      11%
   7         OTHER CURRENT ASSETS                                                152,723          1%               18,861       0%
   8         LONG-TERM                                                         4,143,236         14%            4,345,022      15%
   9         ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                                   0          0%                    0       0%
             INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED
   10        ASSOCIATED                                                           16,538          0%              210,268       1%
   11        OTHER INVESTMENTS                                                 4,126,698         14%            4,134,754      14%
   12        PROPERTY, PLANT AND EQUIPMENT                                    13,161,896         45%           13,281,053      46%
   13        PROPERTY                                                          7,048,224         24%            7,514,336      26%
   14        MACHINERY AND INDUSTRIAL EQUIPMENT (NET)                         16,456,795         56%           15,744,909      54%
   15        OTHER EQUIPMENT                                                   1,190,653          4%              992,599       3%
   16        ACCUMULATED DEPRECIATION                                         12,415,585         42%           11,628,695      40%
   17        CONSTRUCTION IN PROGRESS                                            881,809          3%              657,904       2%
   18        DEFERRED ASSETS (NET)                                             1,328,809          5%            1,377,329       5%
   19        OTHER ASSETS                                                      1,363,061          5%            1,469,360       5%

   20        TOTAL LIABILITIES                                                17,932,309        100%           16,380,079     100%
   21        CURRENT LIABILITIES                                               7,382,486         41%            7,586,181      46%
   22        SUPPLIERS                                                         2,007,995         11%            1,802,011      11%
   23        BANK LOANS                                                        3,502,768         20%            3,247,468      20%
   24        STOCK MARKET LOANS                                                        0          0%                    0       0%
   25        TAXES TO BE PAID                                                    102,349          1%              383,659       2%
   26        OTHER CURRENT LIABILITIES                                         1,769,374         10%            2,153,043      13%
   27        LONG-TERM LIABILITIES                                             8,706,020         49%            7,422,773      45%
   28        BANK LOANS                                                        6,510,656         36%            5,224,911      32%
   29        STOCK MARKET LOANS                                                2,195,364         12%            2,197,862      13%
   30        OTHER LOANS                                                               0          0%                    0       0%
   31        DEFERRED LOANS                                                    1,287,982          7%            1,114,750       7%
   32        OTHER LIABILITIES                                                   555,821          3%              256,375       2%







                                       18

Ticker Symbol:  DESC              Mexican Stock Exchange        Quarter 4  2002
DESC, S.A. de C.V. Audited Information    SIFIC/ICS                Consolidated


   33        CONSOLIDATED STOCK HOLDERS' EQUITY                               11,373,938        100%           12,681,953     100%
   34        MINORITY INTEREST                                                 3,758,630         33%            3,862,894      30%
   35        MAJORITY INTEREST                                                 7,615,308         67%            8,819,059      70%
   36        CONTRIBUTED CAPITAL                                              12,394,252        109%           12,394,252      98%
   37        PAID-IN CAPITAL STOCK (NOMINAL)                                      17,798          0%               17,798       0%
   38        RESTATEMENT OF PAID-IN CAPITAL STOCK                             11,206,064         99%           11,206,064      88%
   39        PREMIUM ON SALES OF SHARES                                        1,170,390         10%            1,170,390       9%
   40        CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
   41        CAPITAL INCREASE (DECREASE)                                      -4,778,944        -42%           -3,575,193     -28%
   42        RETAINED EARNINGS AND CAPITAL RESERVE                            20,054,688        176%           18,661,167     147%
   43        REPURCHASE FUND OF SHARES                                           958,783          8%              958,783       8%
   44        EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER'S EQUITY            -24,749,282       -218%          -23,238,855    -183%
   45        NET INCOME FOR THE YEAR                                          -1,043,133         -9%               43,712       0%



Ticker Symbol:  DESC                   Mexican Stock Exchange     Quarter 4 2002
DESC, S.A. de C.V. Audited Information           SIFIC/ICS          Consolidated

                           CONSOLIDATED BALANCE SHEET
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                     QUARTER OF PRESENT      QUARTER OF PREVIOUS
  REF S      CONCEPTS                                                FISCAL YEAR [2002]      FISCAL YEAR [2001]
  -----      --------                                                ------------------      -------------------
                                                                        AMOUNT           %          AMOUNT             %
    3        CASH AND SHORT-TERM INVESTMENTS                               2,406,043     100%          1,449,173        100%
    46       CASH                                                            420,039      17%            247,734         17%
    47       SHORT-TERM INVESTMENTS                                        1,986,004      83%          1,201,439         83%

    18       DEFERRED ASSETS (NET)                                         1,328,809     100%          1,377,329        100%
    48       AMORTIZED OR REDEEMED EXPENSES                                                0%                             0%
    49       GOODWILL                                                      1,328,809     100%          1,377,329        100%
    50       DEFERRED TAXES                                                        0       0%                  0          0%
    51       OTHERS                                                                0       0%                  0          0%

    21       CURRENT LIABILITIES                                           7,382,486     100%          7,586,181        100%
    52       FOREIGN CURRENCY LIABILITIES                                  4,908,091      66%          4,553,964         60%
    53       MEXICAN PESOS LIABILITIES                                     2,474,395      34%          3,032,217         40%

    24       STOCK MARKET LOANS                                                    0      100                  0
    54       COMMERCIAL PAPER                                                               0                              0
    55       CURRENT MATURITIES OF MEDIUM TERM NOTES                                        0                              0
    56       CURRENT MATURITIES OF BONDS                                                    0                              0

    26       OTHER CURRENT LIABILITIES                                     1,769,374     100%          2,153,043        100%
    57       OTHER CURRENT LIABILITIES WITH COST                                   0       0%                  0          0%
    58       OTHER CURRENT LIABILITIES WITHOUT COST                        1,769,374     100%          2,153,043        100%

    27       LONG-TERM LIABILITIES                                         8,706,020     100%          7,422,773        100%
    59       FOREIGN CURRENCY LIABILITIES                                  5,184,967      60%          5,193,203         70%
    60       MEXICAN PESOS LIABILITIES                                     3,521,053      40%          2,229,570         30%

    29       STOCK MARKET LOANS                                            2,195,364     100%          2,197,862        100%
    61       BONDS                                                                 0       0%                  0          0%
    62       MEDIUM TERM NOTES                                             2,195,364     100%          2,197,862        100%

    30       OTHER LOANS                                                           0     100%                  0        100%
    63       OTHER LOANS WITH COST                                                          0                  0           0
    64       OTHER LOANS WITHOUT COST                                                       0                              0

    31       DEFERRED LOANS                                                1,287,982     100%          1,114,750        100%
    65       NEGATIVE GOODWILL                                                     0       0%                  0          0%
    66       DEFERRED TAXES                                                1,287,982     100%          1,114,750        100%
    67       OTHERS                                                                0       0%                  0          0%

    32       OTHER LIABILITIES                                               555,821     100%            256,375        100%
    68       RESERVES                                                              0       0%                  0          0%
    69       OTHER LIABILITIES                                               555,821     100%            256,375        100%

    44       EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
             HOLDERS' EQUITY                                             -24,749,282     100%        -23,238,855        100%
    70       ACCUMULATED INCOME DUE TO MONETARY POSITION                           0       0%                  0          0%
    71       INCOME FROM NON-MONETARY POSITION ASSETS                    -24,749,282     100%        -23,238,855        100%



Ticker Symbol:  DESC                    Mexican Stock Exchange    Quarter 4 2002
DESC, S.A. de C.V. Audited Information      SIFIC/ICS              Consolidated

                           CONSOLIDATED BALANCE SHEET
                                  OTHER AMOUNTS
                              (Thousands of Pesos)

                                                             QUARTER OF PRESENT      QUARTER OF PREVIOUS
    REF S       CONCEPTS                                     FISCAL YEAR [2002]      FISCAL YEAR [2001]
    -----       --------                                     -------------------     ---------------------
                                                                     AMOUNT                  AMOUNT
      72        WORKING CAPITAL                                     1,926,759               1,003,087
      73        PENSIONS FUND AND SENIORITY PREMIUMS                 555,819                 645,206
      74        EXECUTIVES (*)                                          0                       0
      75        EMPLOYERS (*)                                         5,982                   7,408
      76        WORKERS (*)                                          10,342                  11,936
      77        CIRCULATION SHARES (*)                            1,369,079,376           1,369,079,376
      78        REPURCHASED SHARES (*)                                  0                       0

(*) THESE AMOUNTS SHOULD BE EXPRESSED IN UNITS


Ticker Symbol:  DESC             Mexican Stock Exchange          Quarter  4 2002
DESC, S.A. de C.V.                  SIFIC/ICS                       Consolidated

                          CONSOLIDATED INCOME STATEMENT
              FROM JANUARY THE 1ST TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

                                                                       QUARTER OF PRESENT       QUARTER OF PREVIOUS
   REF R      CONCEPTS                                                 FISCAL YEAR [2002]       FISCAL YEAR [2001]
   -----      --------                                                 -------------------      ---------------------
                                                                            AMOUNT        %         AMOUNT         %
     1        NET SALES                                                  19,582,937     100%      21,815,702     100%
     2        COST OF SALES                                              14,977,545      76%      16,270,716      75%
     3        GROSS INCOME                                                4,605,392      24%       5,544,986      25%
     4        OPERATING EXPENSES                                          3,565,380      18%       3,781,308      17%
     5        OPERATING INCOME                                            1,040,012       5%       1,763,678       8%
     6        TOTAL FINANCING COST                                        1,225,192       6%         323,915       1%
     7        INCOME AFTER FINANCING COST                                  -185,180      -1%       1,439,763       7%
     8        OTHER FINANCIAL OPERATIONS                                    130,140       1%         755,932       4%
     9        INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING              -315,320      -2%         683,831       3%
     10       RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                 242,113       1%         156,071       1%
     11       NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING           -557,433      -3%         527,760       2%
     12       SHARE IN NET INCOME OF SUBSIDIARIES AND
              NON-CONSOLIDATED ASSOCIATES                                   (5,200)       0%               0       0%
     13       CONSOLIDATED NET INCOME OF CONTINUOUS                        -562,633      -3%         527,760       2%
     14       INCOME OF DISCONTINUOUS OPERATIONS                            605,817       3%               0       0%
     15       CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS         -1,168,450      -6%         527,760       2%
     16       EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                           0       0%         298,164       1%
     17       NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN
              ACCOUNTING PRINCIPLES                                               0       0%               0       0%
     18       NET CONSOLIDATED INCOME                                    -1,168,450      -6%         229,596       1%
     19       NET INCOME OF MINORITY INTEREST                              -125,317      -1%         185,884       1%
     20       NET INCOME OF MAJORITY INTEREST                            -1,043,133      -5%          43,712       0%


Ticker Symbol:  DESC                     Mexican Stock Exchange   Quarter 4 2002
DESC, S.A. de C.V. Audited Information         SIFIC/ICS           Consolidated

                          CONSOLIDATED INCOME STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                         QUARTER OF PRESENT        QUARTER OF PREVIOUS
      REF R         CONCEPTS                                             FISCAL  YEAR [2002]       FISCAL YEAR [2001]
      -----         --------                                             ---------------------     -------------------
                                                                             AMOUNT          %          AMOUNT         %
         1           NET SALES                                               19,582,937    100%      21,815,702      100%
        21          DOMESTIC                                                10,650,843     54%      11,929,364       55%
        22          FOREIGN                                                  8,932,094     46%       9,886,338       45%
        23          TRANSLATED INTO DOLLARS (***)                              902,039      5%       1,035,679        5%

        6           TOTAL FINANCING COST                                     1,225,192    100%         323,915      100%
        24          INTEREST PAID                                              948,112     77%         914,263      282%
        25          EXCHANGE LOSSES                                            740,939     60%        -223,523      -69%
        26          INTEREST EARNED                                             65,588      5%         123,402       38%
        27          EXCHANGE PROFITS                                                 0      0%        -124,336      -38%
        28          GAIN DUE TO MONETARY POSITION                             -398,271    -33%        -367,759     -114%

        8           OTHER FINANCIAL OPERATIONS                                 130,140    100%         755,932      100%
        29          OTHER NET EXPENSES (INCOME) NET                            130,140    100%         755,932      100%
        30          (PROFIT) LOSS ON SALE OF OWN SHARES                                     0%                        0%
        31          (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                         0%                        0%

        10          RESERVE FOR TAXES AND WORKERS' PROFIT SHARING              242,113    100%         156,071      100%
        32          INCOME TAX                                                 217,458     90%         460,407      295%
        33          DEFERRED INCOME TAX                                        -79,974    -33%        -457,420     -293%
        34          WORKERS' PROFIT SHARING                                    104,629     43%         153,084       98%
        35          DEFERRED WORKERS' PROFIT SHARING                                 0      0%               0        0%



Ticker Symbol:  DESC                     Mexican Stock Exchange   Quarter 4 2002
DESC, S.A. de C.V. Audited Information         SIFIC/ICS           Consolidated

                          CONSOLIDATED INCOME STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                             QUARTER OF PRESENT      QUARTER OF PREVIOUS
     REF R         CONCEPTS                                FISCAL YEAR [2002]      FISCAL YEAR [2001]
     -----         --------                                -------------------     --------------------
                                                                  AMOUNT                   AMOUNT
      36           TOTAL SALES                                  20,414,788               23,660,881
      37           TAX RESULT                                       0                         0
      38           NET SALES (**)                               19,582,937               21,815,702
      39           OPERATION INCOME (**)                        1,040,012                 1,763,678
      40           NET INCOME OF MAJORITY INTEREST (**)         -1,043,133                 43,712
      41           NET CONSOLIDATED INCOME (**)                 -1,168,450                 229,596

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED


Ticker Symbol:  DESC              Mexican Stock Exchange        Quarter 4: 2002
DESC, S.A. de C.V.                  SIFIC/ICS                      Consolidated

                        CONSOLIDATED CASH FLOW STATEMENT
              FROM JANUARY THE 1ST TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

                                                                                   QUARTER OF            QUARTER OF
                                                                                    PRESENT                PREVIOUS
    REF C       CONCEPTS                                                         FISCAL YEAR [2002]    FISCAL YEAR [2001]
    -----       --------                                                         ------------------    -------------------
                                                                                        AMOUNT              AMOUNT
      1         CONSOLIDATED NET INCOME                                               -1,168,450             229,596
      2         +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH             1,383,206           1,186,350
      3         CASH FLOW FROM NET INCOME OF THE YEAR                                    214,756           1,415,946
      4         CASH FLOW FROM CHANGE IN WORKING CAPITAL                                 661,663           2,205,763
      5         CASH GENERATED (USED) IN OPERATING ACTIVITIES                            876,419           3,621,709
      6         CASH FLOW FROM EXTERNAL FINANCING                                      1,367,677          -3,703,553
      7         CASH FLOW FROM INTERNAL FINANCING                                       -540,100            -817,781
      8         CASH FLOW GENERATED (USED) BY FINANCING                                  827,577          -4,521,334
      9         CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES                     -733,726             649,323
      10        NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS               970,270             250,302
      11        CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD             1,435,773           1,699,475
      12        CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD                   2,406,043           1,449,173



Ticker Symbol:  DESC                    Mexican Stock Exchange  Quarter 4:  2002
DESC, S.A. de C.V. Audited Information       SIFIC/ICS             Consolidated

                        CONSOLIDATED CASH FLOW STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                                             QUARTER OF         QUARTER OF
                                                                                              PRESENT            PREVIOUS
  REF C            CONCEPTS                                                               FISCAL YEAR [2002]  FISCAL YEAR [2001]
  -----            --------                                                               ------------------  ------------------
                                                                                               AMOUNT             AMOUNT
    2              + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE                              1,383,206           1,186,350
   13              DEPRECIATION AND AMORTIZATION FOR THE YEAR                                    1,269,144           1,349,320
   14              + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS                 0                   0
   15              + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                                             0                   0
   16              + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION                       0                   0
   17              + (-) OTHER ITEMS                                                               114,062            -162,970

    4              CASH FLOW FROM CHANGE IN WORKING CAPITAL                                        661,663           2,205,763
   18              + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE                                 -51,894           1,130,742
   19              + (-) DECREASE (INCREASE) IN INVENTORIES                                         51,557             630,455
   20              + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE                           542,444               5,358
   21              + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                                  -135,232             251,844
   22              + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                                  254,788             187,364

    6              CASH FLOW FROM EXTERNAL FINANCING                                             1,367,677          -3,703,553
   23              + SHORT-TERM BANK AND STOCK MARKET FINANCING                                 -1,530,392            -640,500
   24              + LONG-TERM BANK AND STOCK MARKET FINANCING                                   3,069,140          -1,716,982
   25              + DIVIDEND RECEIVED                                                                   0                   0
   26              + OTHER FINANCING                                                                     0                   0
   27              (-) BANK FINANCING AMORTIZATION                                                       0                   0
   28              (-) STOCK MARKET AMORTIZATION                                                         0                   0
   29              (-) OTHER FINANCING AMORTIZATION                                               -171,071          -1,346,071

    7              CASH FLOW FROM INTERNAL FINANCING                                              -540,100            -817,781
   30              + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                                           0                   0
   31              (-) DIVIDENDS PAID                                                             -540,100            -817,781
   32              + PREMIUM ON SALE OF SHARES                                                           0                   0
   33              + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                           0                   0

    9              CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES                        -733,726             649,323
   34              + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE             28,024           1,187,217
   35              (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                             -1,105,034            -117,779
   36              (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                                       -35,375            -739,696
   37              + SALE OF OTHER PERMANENT INVESTMENTS                                                 0                   0
   38              + SALE OF TANGIBLE FIXED ASSETS                                                 314,728             403,803
   39              + (-) OTHER ITEMS                                                                63,931             -84,222


Ticker Symbol:  DESC             Mexican Stock Exchange           Quarter 4 2002
DESC, S.A. de C.V.                    SIFIC/ICS                     Consolidated

                                     RATIOS
                                  CONSOLIDATED

                                                                                    QUARTER OF PRESENT     QUARTER OF PREVIOUS
      REF P        CONCEPTS                                                         FISCAL YEAR [2002]     FISCAL YEAR [2001]
      -----        --------                                                         ------------------     -------------------
                   YIELD
        1          NET INCOME TO NET SALES                                              -5.97      %            1.05      %
        2          NET INCOME TO STOCK HOLDERS' EQUITY (**)                             -13.7      %             0.5      %
        3          NET INCOME TO TOTAL ASSETS (**)                                      -3.99      %            0.79      %
        4          CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                            2.35      %            0.72      %
        5          INCOME DUE TO MONETARY POSITION TO NET INCOME                       -34.09      %          160.18      %

                   ACTIVITY
        6          NET SALES TO NET ASSETS (**)                                          0.67    Times          0.75    Times
        7          NET SALES TO FIXED ASSETS (**)                                        1.49    Times          1.64    Times
        8          INVENTORIES ROTATION (**)                                             4.88    Times          4.86    Times
        9          ACCOUNTS RECEIVABLE IN DAYS OF SALES                                    44    Days             41    Days
       10          PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                     7.77      %            8.57      %

                   LEVERAGE
       11          TOTAL LIABILITIES TO TOTAL ASSETS                                    61.19      %           56.36      %
       12          TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                            1.58    Times          1.29    Times
       13          FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                    56.28      %           59.51      %
       14          LONG-TERM LIABILITIES TO FIXED ASSETS                                66.15      %           55.89      %
       15          OPERATING INCOME TO INTEREST PAID                                     1.10    Times          1.93    Times
       16          NET SALES TO TOTAL LIABILITIES (**)                                   1.09    Times          1.33    Times

                   LIQUIDITY
       17          CURRENT ASSETS TO CURRENT LIABILITIES                                 1.26    Times          1.13    Times
       18          CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                  0.84    Times          0.69    Times
       19          CURRENTS ASSETS TO TOTAL LIABILITIES                                  0.52    Times          0.52    Times
       20          AVAILABLE ASSETS TO CURRENT LIABILITIES                              32.59      %            19.1      %

                   CASH FLOW
       21          CASH FLOW FROM NET INCOME TO NET SALES                                1.10      %            6.49      %
       22          CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES                3.38      %           10.11      %
       23          CASH GENERATED (USED) IN OPERATING TO INTEREST PAID                   0.92    Times          3.96    Times
       24          EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING            165.26      %           81.91      %
       25          INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING            -65.26      %           18.09      %
       26          ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED
                   (USED) IN INVESTMENT ACTIVITIES                                     150.61      %          -18.14      %

(**) IN THESE RATIOS, DATA IS BASED ON THE LAST TWELVE MONTHS


Ticker Symbol:  DESC             Mexican Stock Exchange         Quarter: 4 2002
DESC, S.A. de C.V.                  SIFIC/ICS                       Consolidated

                                 DATA PER SHARE

                                                                                      QUARTER OF PRESENT     QUARTER OF PREVIOUS
       REF D         CONCEPTS                                                         FISCAL YEAR [2002]     FISCAL YEAR [2001]
       -----         --------                                                         ------------------     --------------------
                                                                                      AMOUNT                  AMOUNT

         1           BASIC PROFIT PER ORDINARY SHARE (**)                              $   -0.76              $   0.35

         2           BASIC PROFIT PER PREFERENT SHARE (**)                             $       0              $      0

         3           DILUTED PROFIT PER ORDINARY SHARE (**)                            $       0              $      0

         4           CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)                  $   -0.41              $   0.35

         5           EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING         $   -0.44              $   0.00

                     PROFIT PER SHARE  (**)

         6           EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS             $       0              $      0

                     OPERATING PROFIT PER SHARE (**)

         7           EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS            $       0              $      0

                     OPERATING PROFIT PER SHARE (**)

         8           CARRYING VALUE PER SHARE                                          $    5.56              $   6.44

         9           CASH DIVIDEND ACCUMULATED PER SHARE                               $    0.29              $   0.15

        10           DIVIDEND IN SHARES PER SHARE                                              0        SHARES      0         SHARES

        11           MARKET PRICE TO CARRYING VALUE                                         4.1         TIMES        0.79     TIMES

        12           MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)                    0          TIMES       13.74     TIMES

        13           MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                   0                        0


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
MONTHS


Ticker Symbol:  DESC                  Mexican Stock Exchange    Quarter: 4  2002
DESC, S.A. de C.V. Audited Information       SIFIC/ICS              Consolidated

AUDITORS' NOTES

The 2001 figures correspond to those originally presented that year, without reflecting any changes for discontinued operations.

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated

CONSOLIDATED RESULTS

The audited consolidated figures included in this report are in thousands of pesos (Ps.) with purchasing power as of December 31, 2002, unless otherwise stated. 2001 figures are presented as of that date and do not include the effect of discontinued operations.

The following table includes information derived from the Income Statement of DESC, S.A. de C.V. and its subsidiaries (the "Company").


--------------------------------------------------------------------------------------------------------------------
                                                                                Year ended December 31,
                                                                                -----------------------
                                                                            2001                       2002
                                                                            ----                       ----
--------------------------------------------------------------------------------------------------------------------
Net Sales                                                               Ps. 21,815,702             Ps. 19,582,937
Cost of Sales                                                               16,270,716                 14,977,545
Gross Margin                                                                     25.4%                      23.5%
Operating Expenses                                                       Ps. 3,781,308              Ps. 3,565,380
Operating Profit                                                             1,763,678                  1,040,012
Operating Margin                                                                  8.1%                       5.3%
Comprehensive Financial Result                                             Ps. 323,915              Ps. 1,225,192
Equity in Associated Companies and                                           (120,589)                    (5,200)
Unconsolidated Subsidiaries
Other Expenses, Net                                                            537,995                    130,140
Provisions for Income Tax and Employee Profit Sharing                          156,071                    242,113
Net Majority Income                                                             43,712                (1,043,133)
Depreciation and Amortization                                                1,276,687                  1,269,144
Capital Expenditures and Other Investments, including Acquisitions           1,499,880                  1,495,298
Exports (Millions of U.S. dollars)                                               979.8                      902.0
--------------------------------------------------------------------------------------------------------------------


Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


2002 Compared to 2001

Consolidated net sales for 2002 decreased 10.2% to Ps. 19,582,937 compared to Ps. 21,815,702 in 2001. Exports reached $902 million U.S. dollars, representing a 7.9% annual decrease. These decreases were mainly due to the economic slowdown, which started in 2001 and continued in 2002, and caused important effects in the U.S. and Mexico, consequently decreasing DESC's results, primarily in the Autoparts and Chemical Sectors. These decreases are also due to an approximate 5.8% decrease in production the North American auto industry, as well as higher raw materials costs, which were not passed on to final product prices at the same rate.

Cost of sales decreased 7.95% to Ps. 14,977,545 during 2002, from Ps. 16,270,716 in 2001. This decrease was lower than the decrease in sales, due to the cost reduction programs implemented throughout the year.

Gross Margin was 23.5%, which was lower than the 25.4% margin reported in 2001. Operating expenses decreased 5.7% to Ps. 3,565,380 in 2002, compared to Ps. 3,781,308 in 2001, due to cost reduction programs.

                                AUTOPARTS SECTOR

--------------------------------------------------------------------------------------------
                                               Year ended December 31,
                                               -----------------------
                                          2001                             2002
                                          ----                             ----
--------------------------------- -------------------------- --------------------------------
Net Sales                           Ps. 9,933,611                    Ps. 8,398,394
Cost of Sales                           7,521,370                        6,615,119
Gross Margin                                24.3%                            21.2%
Operating Expenses                  Ps. 1,321,022                    Ps. 1,163,785
Operating Profit                        1,091,219                          619,490
Operating Margin                            11.0%                             7.4%
Depreciation and Amortization         Ps. 717,449                      Ps. 705,140
Capital Expenditures                      323,085                          775,192
Exports (Millions of U.S. dollars)          638.1                            554.9
--------------------------------- ------------------------- --------------------------------


Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated

2002 Results

The complex macroeconomic environment affected the results of the Autoparts Sector. Lower economic activity in North America caused inconsistent cycles in automotive production within the NAFTA region, where discounts were applied to achieve reductions in inventories levels.

Specifically, automotive production within the NAFTA region improved 5.6%, resulting in 16.7 million units, due to discounts granted to consumers throughout the year, with the car and medium trucks segments being the most important. On the other hand, for the second year in a row, automotive production in Mexico registered a decline of 1.8 million units. Although production in the domestic market presented positive growth, it was not enough to compensate for the setback in the production of vehicles for export caused by the economic situation in United States, our most important commercial partner and the destination of Mexican vehicles for export.

During the year, the North American big three producers (original equipment maker) represented 49% of our sales; losing 7% market share against the Asian and European producers.

In the third quarter of 2002, Daimler-Chrysler closed its plant located in Lago Alberto, Mexico City, to which DESC provided mainly pick-up beds, axles and propeller shafts. This translated into a decline of approximately $130 million in annual sales.

As a result of the aforementioned, sales in the sector decreased 13.7%, to US $850 million, when compared to the prior year. Exports to more than 20 countries in the world constituted 65% of total sales, and the goal is to diversify our markets.

In 2002, the sector generated EBITDA of US $135 million, equivalent to 15.9% of sales.

DESC Automotriz reached an agreement with its partner, Dana Corporation, to initiate two new projects. The projects consist of transferring the production of diverse components of the drive train to Mexico and were named "Project Tractor".

It is important to mention that capital expenditures during the 2002, rose to US $52 million and were primarily used for the launching of new products related to "Project Tractor". These include, modernization and maintenance projects, balance of capacity and automation in the constant velocity joint business and the installation of a forge (Forjas Spicer). These investments allowed us to have the latest technology and to bring operations to a world-class level.

In 2002, as part of our strategy to sell non-strategic assets, the operations of the Spark Plugs (Bumex) and Electric Parts (IEA) businesses were closed and the operative assets were sold. Total sales from these businesses represented US $16.2 million in 2001 and did not contribute to operating income.

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated

                                        CHEMICAL SECTOR

-------------------------------------------------------------------------------------------
                                                      Year ended December 31,
                                                      -----------------------
                                             2001                              2002
                                             ----                              ----
------------------------------------------------------------------  ------------------------
Net Sales                              Ps. 7,260,119                   Ps. 6,936,483
Cost of Sales                              5,452.234                       5,261,413
Gross Margin                                   24.9%                           24.1%
Operating Expenses                     Ps. 1,303,741                   Ps. 1,346,692
Operating Profit                             504,144                         328,378
Operating Margin                                6.9%                            4.7%
Depreciation and Amortization            Ps. 318,359                     Ps. 343,376
                                    ----------------------------
Capital Expenditures                         253,549                         268,219
Exports (Millions of U.S. dollars)             228.7                           247.1
----------------------------------------------------------------- -------------------------


2002 Results

In 2002, the Chemical Sector experienced a slight reduction of 2.9%, in its sales in dollars when compared to 2001, reaching US $699 million. However, exports increased 8%, reaching US $247 million. This increase in exports partially compensated for the decrease in demand in the Mexican markets.

The weakened markets and the rise in the price of raw materials such as styrene monomer, butadiene monomer and acrylonitrile monomer, as well as natural gas severely affected the industry in general. The rise in raw material prices could not be passed on to final product prices at the same rate due to aggressive competition and weakened demand, which affected operating results. As a result of the aforementioned, the operating margin in 2002 was 4.8%, which was lower than the 6.9% registered in 2001.

It is important to note that these factors also affected several global chemical companies resulting in a decline in operating income when compared to 2001. Additionally, in the domestic market, the closing of the Euzkadi tire-production facility, as well as, the structural crisis in the footwear industry, caused additional reductions in the industrial demand level.

In 2002, the Sector continued with the implementation of several strategies in order to control the critical supply of some raw materials, thereby avoiding negative impacts due to the temporary or definitive closing of some supply sources. As part of the portfolio restructuring, which is based on the sale of non-core assets, the natural pigments business (Bioquimex) was closed.

The research efforts of the Sector are concentrated on the development of specialty products. The new styrenic and acrylic transparent copolymers and high impact resistant acrylic sheets are good examples of improvements in the margin

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


of the mixture of products of their respective business. At the end of 2001, the sector began to use a miniaturized and robotic system contracted with Symyx Technologies, and established a strategic technological platform from which to compete in the Chemical Industry in the XXI century.

Investments for the year reached US $18.3 million and were primarily focused on projects to improve the productivity and efficiency of solution rubbers, polystyrene and particle boards, the relocation of the production of polyurethane adhesives to the Lerma facility, and the acquisition of the rights of the forest plantation Planfosur to guarantee the cellulosic supply for the production of particle boards, and the system of experimentation of Symyx.

Last year there was a shortage of cellulosic supply due to the closing of sawmills. The acquisition of the forest plantations in 2001, which are operated by the company Forestaciones Operativas de Mexico, guaranteed the supply of this raw material for the production of particle boards.

                                   FOOD SECTOR

------------------------------------- --------------------------------------------------------
                                                Year ended December 31,
                                                -----------------------
                                             2001                          2002
                                             ----                          ----
------------------------------------- --------------------------- ----------------------------
Net Sales                                Ps. 3,748,296                Ps. 3,445,214
Cost of Sales                                2,844,516                    2,666,619
Gross Margin                                     24.1%                        22.6%
Operating Expenses                         Ps. 825,089                  Ps. 680,124
------------------------------------- --------------------------- ----------------------------
Operating Profit                                78,691                       98,471
Operating Margin                                  2.1%                         2.9%
Depreciation and Amortization              Ps. 175,321                  Ps. 164,724
Capital Expenditures                           178,342                       30,161
Exports (Millions of U.S. dollars)               113.0                        100.0
------------------------------------- --------------------------- ----------------------------


2002 Results

Sales registered US $348 million, a decrease of 6.6 % compared to US $373 million in 2001. EBITDA remained in-line with 2001 figures reaching US $26 million.

Branded Products:

During 2002, results improved significantly due to measures taken in the development of new strategies and cost reductions, generating a growth in sales of 3.3% and 29.7% in cash flow (dollars).

US food brands "La Victoria" and "Embasa" posted impressive sales increases given the flat to declining food industry trends in 2002. Combined, both brands grew by 5.8% over the previous year.

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated

Products derived from tomatoes, branded under "Del Fuerte", increased their market share by five percentage points, demonstrating their leadership and the preference for the brand among the Mexican consumers. The canned tuna brand "Nair", increased sales over the previous year, while the coffee brand "Blason" is considered a premium product among the line of toasted and granulated coffees. During 2002, a new line of chiles and salsas under the brand "Del Fuerte", was introduced in most of the supermarkets chains in Mexico.

Pork:

The Pork business reported sales of US $130 million. Exports to Japan grew 21.9% compared to the previous year as supermarket and "foodservice" participation increased in an important way in Mexico.

The results of the pork business can be attributed to the poor results in the Bajio region, as well as at the high costs, low production and efficiency levels, and higher mortality in the animals of this area. During the third quarter of 2002, the Board of Directors of DESC made the decision to close down the operations in the Bajio region in September 2002.

2002 results were also affected by the drop in the price of pork by approximately 22.0% and to a lesser extent, by Hurricane Isidore, which caused farm damage as well as decreases in efficiency production. The insurance company mitigated the damage caused.

Shrimp: The Board of Directors of DESC made the decision to donate the shrimp business (AquaNova) to the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM) in October of 2002.

                               REAL ESTATE SECTOR


----------------------------------------------------------------------------------------------
                                                      Year ended December 31,
                                                     -----------------------
                                              2001                          2002
                                              ----                          ----
----------------------------------------------------------------------------------------------
Net Sales
    Residential                         Ps. 327,823                        Ps. 345,943
    Tourism                                 282,495                            230,629
    Commercial                              242,916                            192,191
         Total                              853,234                            768,763
Cost of Sales                               452,466                            429,532
Gross Margin                                  47.0%                              44.1%
Operating Expenses                      Ps. 247,418                        Ps. 252,698
Operating Income                            153,350                             86,533
Operating Margin                              18.0%                              11.3%
Depreciation and Amortization            Ps. 37,618                         Ps. 22,513
Capital Expenditures                          2,649                             24,023
Investment in Real Estate Projects          739,690                            393,286
----------------------------------------------------------------------------------------------


Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


2002 Results

In 2002, the real estate sector, as with the rest of DESC's sectors, was affected by the slow recovery of the North American and domestic economy. This year, the Sector registered sales of US $78 million, which represented a decline of 8.5% compared to the US $85 million registered in 2001. The decrease in sales was caused by the economic factors mentioned above and delayed sales in the "Punta Mita" and "Bosques de Santa Fe" projects into the year 2003.

The operating margin registered 11.1% and EBITDA decreased 40.6%, from US $19 million in 2001 to US $11 million in 2002. This decrease was caused by a sales mix with lower margins.

Significant milestones were achieved in the tourist areas. The Punta Mita development continued successfully with the structure of commercialization of the diverse real estate products being offered coupled with the ability to close various operations with several dimensions and characteristics. Sales continued on the lots denominated "Ranchos", which are properties with an area of approximately one hectare, near the seashore. Sales of lots adjacent to the golf course and beach lots which constitute the product with the highest development, continued.

Significant progress has been made in residential developments. The urbanization and commercialization of "Bosques de Santa Fe", a 200-hectare project located in the southern part of Santa Fe in Mexico City, is successfully undergoing with the sales of over 80% of the residential lots and 42% of the multi-family lots.

At the moment, there are more than 20 houses and 40 apartments under construction. Several families are already living in the development and have integrated the development operational structure.

Due to the great success of the Arcos Bosques North Building "B", at the end of 2001 we began the construction of the North Building "C". This project, which construction continued throughout 2002, has a total area of 43,000 m2 and a saleable area of 16,500 m2. This is project which is expected to be concluded by the end of 2003, is being developed in 50-50 association with ICA. Currently, 70% of the project has been completed and 20% has been pre-sold.

In addition to "Bosques de Santa Fe", we continued promoting the residential lots of "La Estadia", "Punta Ixtapa" and "La Punta Bosques" (the number of available lots are one in "Punta Bosques", two in "Punta Ixtapa" and 14 in "La Estadia") achieving a good number of operations in spite of the difficult economic situation in 2002.

                         COMPREHENSIVE FINANCIAL RESULT

The income statement of the company, which complies with the Generally Accepted Accounting Principles in Mexico (MEXICAN GAAP), should indicate all the operations and financial effects including inflation. The comprehensive financial result includes: i) interest expense, ii) interest income on temporary

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


investments, iii) foreign exchange gains or losses caused by inflation on net monetary assets or liabilities in foreign currency, iv) UDIs fluctuations, and
v) monetary gains or losses caused by inflation over net monetary assets or liabilities. When the Company's monetary liabilities are higher than its monetary assets during inflationary periods, the Company generates a profit on its monetary position. The Company's net position in foreign currency is affected by the changes in the exchange rate (peso/dollar), which generates foreign exchange gains or losses.

The following table provides a breakdown of the comprehensive financial result for the periods indicated:

----------------------------------------- --------------------------------------------------------------------------
                                                                   Year ended December 31,
                                                                   -----------------------
                                                        2001                                 2002
                                                        ----                                 ----
----------------------------------------- --------------------------------- ----------------------------------------
Interest Expense                                 (Ps. 1,038,590)                            (Ps. 832,071)
Interest Income                                          123,401                                   65,588
Exchange Gain (Loss), Net                                328,631                                (740,939)
Variation in UDIS                                      (105,109)                                (116,041)
Gain on Monetary Position                                367,756                                  398,271
COMPREHENSIVE FINANCIAL RESULT                         (323,911)                              (1,225,192)
----------------------------------------- --------------------------------- ----------------------------------------


In 2002, the comprehensive financial result reflected a loss of Ps. 1,225,192 compared to a loss of Ps. 323,911 in 2001. This result was mainly due to the combination of the following factors: i) a decline of 19.88% in interests paid, from (Ps. 1,038,590) in 2001 to (Ps. 832,071) in 2002; ii) a 46.85% decrease in interests earned from Ps. 123,401 in 2001 to Ps. 65,588 en el 2002; iii) the exchange rate depreciated during 2002 which created an exchange rate loss of Ps. 740,939 compared to an exchange rate gain of Ps. 328,631 in 2001; iv) from the two medium-term notes denominated in UDIS there was a (Ps. 116,041) loss in 2002, and v) in 2002 there was a 8.30% lower gain from monetary position, from Ps. 367,756 in 2001 to Ps. 398,271 in 2002.

         EQUITY IN ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES

The Company reported a loss from equity in associated companies and unconsolidated subsidiaries of Ps. 5,200 in 2002 compared to a loss of Ps. 120,589 in 2001. The losses posted in 2001 were a result of the divestiture of the shrimp business.

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


                              OTHER EXPENSES, NET

In 2002, other expenses amounted to Ps. (130,140) compared to Ps. (537,995) in 2001. The main expenses consist of the following:

     -    Amortization of goodwill, pre-operating expenses and patents (Ps.
          113,002)

     -    Impairment of Fixed Assets (Ps. 49,041)

                             DISCONTINUED OPERATIONS

In 2002, we decided to close the following non-strategic businesses:

Spark plugs and electric parts in the Autoparts Sector, the natural pigments business in the Chemical Sector and the Bajio region pork business in the Food Sector.

In closing these businesses, the Company is complying with its strategy to focus on sectors that have greater value generation potential. The cost of these discontinued operations, recorded in the Company's results rose to (Ps. 605,817). On the other hand, the shrimp business was donated to the Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM) in October 2002.

                         LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Company's cash flow generation allows it to maintain a solid liquidity level. During 2002, Desc generated an operating cash flow of Ps. 2,309,156, which represented an annual decline of 24.0% compared to 2001. This operating cash flow level helped to partially offset the consolidated debt expense of the Company, to increase the working capital for the year and complete the investment in fixed assets. The Company's capitalization ratio at the close of 2002 was 0.48x and the interest coverage ration was 3.32x.

At the holding company level, DESC does not have any significant operations, and, as a result, its main revenue sources are dividend payments and other payments from its subsidiaries, which meet practically all of its cash needs.

1) Dividends

During DESC's Annual Ordinary and Extraordinary Shareholder's Meeting, which took place on April 25, 2002, a cash dividend payment was declared of Ps. 0.29 per share, payable in four quarterly installments of Ps. 0.0725 per share in the months of July 2002, October 2002, January 2003 and April 2003. Therefore, during 2002, the first two installments were paid on July 25, 2002 and October 24, 2002.

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


                - PHENOL BUSINESS FILES FOR "CONCURSO MERCANTIL"
                ------------------------------------------------

On March 12, 2002 Fenoquimia S.A. de C.V., which produces and markets phenol, acetone and methylmethacrylate has filed for its "Concurso Mercantil" before the Mexican courts. This process is similar to "Chapter 11" protection under US bankruptcy laws.

               - DESC OBTAINS A SYNDICATED LOAN TO REFINANCE DEBT
               --------------------------------------------------

On June 13, 2002, DESC closed two syndicated loan contracts (one in pesos and one in dollars) for a total of approximately US$ 410 million, which will allow DESC to improve its debt profile.

DESC used these proceeds to replace certain bank loans, thereby optimizing the Company's financing costs. This will also improve its debt structure, while taking advantage of the competitive interest rates in the market and will continue to strengthen its balance sheet, which has been characteristic of DESC for the last five years.

These achievements were made possible due to the following two transactions:

The first transaction for US$ 275 million was divided into two tranches:

     |X|  Tranche A - US$97 million, 3-year maturity at a rate of LIBOR plus
          137.5 basis points, and

     |X|  Tranche B - US$178 million, 5-year maturity at a rate of LIBOR plus
          162.5 basis points.

Citibank acted as lead arranger, with JP Morgan Chase and Deutsche Bank as Senior Arrangers. Comerica Bank and Banco Nacional de Comercio Exterior acted as Arrangers. Other participants included Export Development Canada, the Toronto-Dominion Bank, BBVA Bancomer, Credit Lyonnais, Credit Suisse First Boston, HSBC Bank and Bayerische Hypo-Und Vereinsbank.

The second transaction was for Ps. 1,300 million and 5-year maturity at a rate of TIIE plus 0.90 basis points. The leading arrangers were BBVA-Bancomer and Banco Santander Mexicano, other participants included Banorte, Invex, Comerica Bank and Ixe Banco.

                               - DESC-DINE MERGER
                               ------------------

During the General Annual Ordinary and Extraordinary Shareholders' Meeting, which took place on April 25, 2002, the merger of DESC with its Dine subsidiary was approved, with DESC being the surviving entity and Dine the merged company.

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


                   - CLOSE OR SALE OF NON-STRATEGIC BUSINESSES
                   -------------------------------------------

On July 25, DESC announced the close or sale of the following businesses:

AUTOPARTS SECTOR
Spark plugs
Electric parts

CHEMICAL SECTOR
Natural Pigments

These closings are in-line with the strategy of focusing on businesses with the greater value generation potential.

                      ADMINISTRATIVE RESTRUCTURING PROCESS
                      ------------------------------------

As part of productivity improvements, which includes administrative efficiencies and improvements in the decision making process, the consolidation of the new DESC structure took place during 2002. This new structure is composed of a Chief Financial Officer, a Chief Planning and Human Resources Officer and a Chief Information Officer. These positions will report directly to the Executive Vice-President.

In addition, the Autoparts Sector, the Real Estate Sector, Branded Products division (Industrias Resistol, Corfuerte and ASF), Polymers and Specialties, the Ecosystems division, and the Grupo Porcicola Mexicano (pork business) will report to the Executive Committee.

During the year, 3,020 employees were laid-off. This represents a 15.6% headcount reduction from 2001. This figure includes the administrative corporate staff in each of the Sectors.

                              DONATION OF BUSINESS
                              --------------------

In the Third Quarter of 2002, the shrimp business (AquaNova) was donated to the Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM). Through the donation of this important national asset, DESC hopes that its 10-year effort will be fruitful by donating the business to an institution that will look to achieve its set objectives.

                   CHANGE IN THE NAME OF THE AUTOPARTS SECTOR
                   ------------------------------------------

As part of the restructure that took place at DESC, during the fourth quarter of 2002, Unik S.A. de C.V. changed its name to DESC Automotriz, S.A. de C.V.

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated

SIGNIFICANT ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE BALANCES INCLUDED IN THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED FOR INCLUSION THEREIN. ALTHOUGH ACTUAL RESULTS MAY DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED WERE APPROPRIATE UNDER THE CIRCUMSTANCES.

THE SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE AS FOLLOWS:

CHANGES IN ACCOUNTING POLICIES - IN 2001, THE NEW BULLETIN C-2 "FINANCIAL INSTRUMENTS" WENT INTO EFFECT. THIS BULLETIN ESTABILSHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS AND REQUIRES RECOGNITION OF ALL EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, UNDER NET COMPREHENSIVE FINANCIAL RESULT. THE FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND EFFECTIVELY FUNCTION AS HEDGING OF ASSETS AND LIABILITIES OR FUTURE TRANSACTIONS WILL AFFECT THE ASSETS, LIABILITIES OR THE RESPECTIVE TRANSACTIONS WHEN THEY ARE REALIZED, SETTLED OR TAKE PLACE, RESPECTIVELY.

AS OF 2001, INTERNATIONAL ACCOUNTING STANDARD 40, "INVESTMENT PROPERTIES," ENTERED INTO EFFECT ON A SUPPLEMENTAL BASIS, ESTABLISHING VALUATION CRITERIA FOR PROPERTIES WHOSE PURPOSE IS TO GENERATE PROFITS OR INCREASE VALUE OR BOTH. PURSUANT TO CIRCULAR 55 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THE VALUATION MODEL APPLICABLE TO MEXICO IS THE COST MODEL, WHICH ESTABLISHES THAT SUCH PROPERTIES MUST BE VALUED AT ACQUISITION AND/OR CONSTRUCTION COST AND ARE RESTATED BY APPLYING THE NPCI, LESS THE RESPECTIVE ACCUMULATED DEPRECIATION.

BEGINNING JANUARY 2000, THE COMPANY ADOPTED THE PROVISIONS OF NEW BULLETIN D-4, "ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING". THE EFFECT OF THE ADOPTION WAS TO RECOGNIZE AN INITIAL LONG-TERM LIABILITY FOR DEFERRED INCOME TAXES AFFECTING STOCKHOLDERS' EQUITY UNDER "CUMULATIVE EFFECT OF INITIAL RECOGNITION OF DEFERRED INCOME TAXES."

AS A RESULT OF THE IMPLEMENTATION OF THE ADOPTION OF BULLETIN D-4 MENTIONED ABOVE, THE COMPANY CHANGED ITS METHOD FOR RECORDING THE EFFECT FROM TAX CONSOLIDATION. UNTIL 1999, IT WAS RECORDED IN THE YEAR IN WHICH THE RESPECTIVE ANNUAL CONSOLIDATED TAX RETURN WAS FILED. BEGINNING IN 2000, THIS BENEFIT IS RECORDED IN RESULTS OF THE YEAR IN WHICH THE BENEFIT IS GENERATED.

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated

BASIS OF CONSOLIDATION - THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF DESC AND THE SUBSIDIARIES IN WHICH THERE IS STOCKHOLDING AND ADMINISTRATIVE CONTROL. ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS AND BALANCES HAVE BEEN ELIMINATED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS.

THE EQUITY IN NET INCOME (LOSS) AND CHANGES IN STOCKHOLDERS' EQUITY OF THOSE SUBSIDIARIES THAT WERE ACQUIRED OR SOLD, HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS AS OF OR UP TO THE DATE ON WHICH THE TRANSACTIONS TOOK PLACE AND WAS RESTATED IN TERMS OF THE PURCHASING POWER AS OF THE END OF THE LATEST PERIOD.

INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES ARE RECORDED USING THE EQUITY METHOD.

TRANSLATION OF FINANCIAL STATEMENTS OF SUBSIDIARIES - THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT AN INTEGRAL PART OF THE MEXICAN COMPANIES ("FOREIGN ENTITIES"), ARE RESTATED FOR THE INFLATION RATE OF THE RESPECTIVE FOREIGN COUNTRY AND ARE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE END OF THE YEAR. THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE AN INTEGRAL PART OF THE MEXICAN COMPANIES ("INTEGRATED FOREIGN OPERATIONS"), ARE TRANSLATED USING YEAR END EXCHANGE RATES FOR MONETARY ITEMS AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, AND THE TRANSLATED FINANCIAL STATEMENTS ARE THEN RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) OF MEXICO. THE EFFECTS OF TRANSLATING FOREIGN ENTITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY IN THE "CUMULATIVE EFFECT OF RESTATEMENT" ACCOUNT. THE EFFECTS OF TRANSLATING INTEGRATED FOREIGN OPERATIONS ARE INCLUDED IN THE "INTEGRAL FINANCING RESULT" OF THE YEAR IN THE "MONETARY POSITION GAIN" ACCOUNT. SUCH EFFECTS ARE NOT SIGNIFICANT.

RECOGNITION OF THE EFFECTS OF INFLATION - THE COMPANIES RESTATE ALL OF THEIR FINANCIAL STATEMENTS IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE END OF THE LATEST PERIOD, THEREBY COMPREHENSIVELY RECOGNIZING THE EFFECTS OF INFLATION. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE RESPECTIVE YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, BECAUSE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER.

CASH EQUIVALENTS - INVESTMENTS IN MARKETABLE SECURITIES CONSIST MAINLY OF ACCEPTANCES, BANK PROMISSORY NOTES, AND PAPER ISSUED BY THE MEXICAN AND UNITED STATES OF AMERICA GOVERNMENTS, AT MARKET (COST PLUS ACCRUED INTEREST).

INVENTORIES AND COST OF SALES - INVENTORIES ARE ORIGINALLY RECORDED AT THEIR ACQUISITION OR MANUFACTURING COST AND RESTATED TO THEIR SPECIFIC NET REPLACEMENT

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


COST WITHOUT EXCEEDING NET REALIZABLE VALUE. SUBSTANITALLY ALL SUBSIDIARIES COMPUTE COST OF SALES USING THE REPLACEMENT COST AT THE TIME OF SALE.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS - UNDEVELOPED LAND REPRESENTS LAND RESERVES THAT, TOGETHER WITH DEVELOPED LAND AND ONGOING AND COMPLETED PROJECTS, ARE CONSIDERED NON-CURRENT INVENTORIES, SINCE THEY ARE HELD FOR SALE. THEY INCLUDE ACQUISITION, DEVELOPMENT AND CONSTRUCTION COSTS AND ARE RESTATED IN U.S. DOLLARS BASED ON THE SLIPPAGE OF THE MARKET EXCHANGE RATE FOR THE PURPOSE OF SHOWING VALUES IN ACCORDANCE WITH THE CURRENT SITUATION OF THE REAL ESTATE MARKET.

THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE REAL ESTATE PROJECTS IN PROGRESS, IN ADDITION TO THEIR CONSTRUCTION AND DEVELOPMENT COSTS.

INVESTMENT IN SHARES - INVESTMENT IN SHARES HAS BEEN RECORDED USING THE EQUITY METHOD, BASED ON THE FINANCIAL STATEMENTS PREPARED ON THE SAME BASIS AS THOSE OF THE COMPANY, AND IS PRESENTED UNDER OTHER ASSETS IN THE BALANCE SHEET.

PROPERTY, PLANT AND EQUIPMENT - THIS ITEMS IS RECORDED AT ACQUISITION COST AND IS RESTATED BY USING NCPI FACTORS. FOR FOREIGN FIXED ASSETS, THEIR ACQUISITION COST IS RESTATED FOR INFLATION OF THE COUNTRY OF ORIGIN AND THE FLUCTUATION OF THE MEXICAN PESO AGAINST SUCH CURRENCY IS CONSIDERED.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE REMAINING USEFUL LIVES OF THE ASSETS.

THE COMPANIES CAPITALIZE THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE CONSTRUCTION IN PROGRESS AND THE INSTALLATION OF EQUIPMENT, UNTIL THEY ARE PLACED IN SERVICE.

IMPAIRMENT OF FIXED ASSETS - THE AMOUNTS SHOWN IN THE ACCOMPANYING CONSOLIDATED STATEMENTS OF INCOME BASICALLY REFER TO THE REDUCTION IN VALUE OF PROPERTY AND EQUIPMENT OF SOME PRODUCTION FACILITIES, IN ORDER TO REFLECT THEIR REALIZABLE VALUE IN ACCORDANCE WITH THE CURRENT SITUATION OF SUCH BUSINESSES.

GOODWILL - THE GOODWILL RESULTING FROM ACQUISITIONS MADE IN EXCESS OF BOOK VALUE IS AMORTIZED OVER PERIODS RANGING FROM FIVE TO 20 YEARS, THE TERMS OVER WHICH THE BENEFITS FROM THE INVESTMENT WILL BE REALIZED.

FINANCIAL INSTRUMENTS - FINANCIAL ASSETS AND LIABILITIES RESULTING FROM ANY TYPE OF FINANCIAL INSTRUMENT, EXCEPT FOR INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY, ARE PRESENTED IN THE BALANCE SHEET AT FAIR VALUE. THE EFFECTS OF THE VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. INVESTMENTS IN FINANCIAL INSTRUMENTS HELD

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


TO MATURITY ARE VALUED AT ACQUISITION COST. THE COSTS AND YIELDS OF FINANCIAL INSTRUMENTS ARE RECOGNIZED IN RESULTS OF THE PERIOD IN WHICH THEY OCCUR.

DERIVATE FINANCIAL INSTRUMENTS - THE INTERNAL CONTROL SYSTEM ESTABLISHED BY THE COMPANY INCLUDES POLICIES AND PROCEDURES TO MANAGE ITS EXPOSURE TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES USING DERIVATIVE FINANCIAL INSTRUMENTS. THESE INSTRUMENTS ARE TRADED ONLY WITH AUTHORIZED INSTITUTIONS AND READING LIMITS HAVE BEEN ESTABLISHED FOR EACH INSTITUTION. THE COMPANY DOES NOT CARRY OUT TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS FOR THE PURPOSE OF SPECULATION.

THE DERIVATIVE FINANCIAL INSTRUMENTS CURRENTLY USED BY THE COMPANY ARE PRIMARILY HEDGE CONTRACTS TO REDUCE ITS EXPOSURE TO EXCHANGE RATE FLUCTUATIONS. PREMIUMS PAID ARE AMORTIZED OVER THE TERM OF THE DERIVATIVE FINANCIAL INSTRUMENT USING THE UNPAID BALANCE OF THE LIABILITY BEING HEDGED.

DERIVATIVE FINANCIAL INSTRUMENTS IDENTIFIED AS HEDGES ARE VALUED BY APPLYING THE SAME VALUATION CRITERIA USED FOR THE ASSETS OR LIABILITIES HEDGED, AND THE EFFECTS OF THEIR VALUATION ARE RECOGNIZED IN RESULTS OF OPERATIONS, NET OF COSTS, EXPENSES, OR REVENUE FROM THE ASSETS OR LIABILITIES WHOSE RISKS ARE BEING HEDGED. THE FINANCIAL ASSETS OR LIABILITIES GENERATED BY THESE INSTRUMENTS ARE PRESENTED IN THE BALANCE SHEET AS A REDUCTION OF THE LIABILITIES OR ASSETS WHOSE RISKS ARE BEING HEDGED.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING - INCOME TAX (ISR) AND EMPLOYEE STATUTORY PROFIT-SHARING (PTU) ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED. DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES, PLUS ANY FUTURE BENEFITS FROM TAX LOSS CARRYFORWARDS DEFERRED INCOME TAX ASSETS ARE REDUCES BY ANY BENEFITS THAT, IN THE OPINION OF MANAGEMENT, WILL PROBABLY NOT BE REALIZED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

THE ASSET TAX PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED ON THE BALANCE SHEET WITH DEFERRED ISR.

EMPLOYEE RETIREMENT OBLIGATIONS - THE LIABILITY FROM SENIORITY PREMIUMS, PENSIONS AND RETIREMENT PAYMENTS, WHICH IS SIMILAR TO A PENSION, IS RECORDED AS ACCRUED, AND IS CALCULATED BY INDEPENDENT ACTUARIES BASED ON THE PROJECTED CREDIT UNIT METHOD, AT REAL INTEREST RATES. THEREFORE, THE LIABILITY IS BEING

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


RECOGNIZED WHICH, AT PRESENT VALUE, IS EXPECTED TO COVER THE OBLIGATION FOR THESE BENEFITS AT THE ESTIMATED RETIREMENT DATE OF ALL THE COMPANIES' EMPLOYEES. SEVERANCE PAYMENTS ARE CHARGED TO RESULTS WHEN THEY ARE DETERMINED TO BE PAYABLE.

RESTATED STOCKHOLDERS' EQUITY - THIS ITEM CONSISTS OF MONETARY POSITION RESULT ACCUMULATED THROUGH THE FIRST RESTATEMENT OF THE FINANCIAL STATEMENTS AND THE GAIN (LOSS) FROM HOLDING MONETARY ASSETS, BECAUSE PRICE LEVELS INCREASED ABOVE (BELOW) INFLATION.

REVENUE RECOGNITION - REVENUES OF THE SUBSIDIARIES OF THE AUTOPARTS, CHEMICAL AND FOOD SECTORS ARE RECOGNIZED WHEN THE INVENTORIES ARE DELIVERED OR SHIPPED TO CUSTOMERS AND CUSTOMERS ASSUME RESPONSIBILITY FOR THEM.

THE REAL ESTATE SECTOR RECOGNIZES THE REVENUES AND COSTS FROM SALES OF URBANIZED PLOTS OF LAND IN RESULTS WHEN THE SALES ARE FORMALIZED AND THE DEPOSITS SECURING THE TRANSACTION ARE RECEIVED. THE INDIVIDUAL ASSIGNMENT OF THE COST OF THE LAND AND REAL ESTATE PROJECT TAKES INTO CONSIDERATION THE RELATIVE SELLING PRICE OF THE TOTAL PROJECT SO AS TO MAINTAIN THE SAME PROFIT MARGIN THROUGHOUT THE PROJECT.

REVENUES AND COSTS FROM REAL ESTATE PROJECTS ARE RECORDED ORIGINALLY AS A DEFERRED CREDIT FOR CONSTRUCTION COMMITMENTS AND AS REAL ESTATE PROJECTS IN PROCESS, AND ARE RECOGNIZED IN RESULTS BASED ON THE "PERCENTAGE OF COMPLETION" METHOD. THEREFORE, REVENUE IS MATCHED WITH COSTS INCURRED TO REACH THE STAGE OF COMPLETION TO TERMINATE THE PROJECT. IF THE LAST ESTIMATED COSTS DETERMINED EXCEED THE TOTAL REVENUES CONTRACTED, THE RESPECTIVE PROVISION IS CHARGED TO RESULTS OF THE YEAR.

INTEGRAL FINANCIAL RESULT - THIS REPRESENTS THE NET EFFECT OF INTEREST EARNED AND INCURRED, EXCHANGE GAINS AND LOSSES AND MONETARY POSITION GAIN OR LOSS ON, WHICH IS THE RESULT OF MAINTAINING MONETARY ASSETS AND LIABILITIES WHOSE REAL PURCHASING POWER IS MODIFIED BY THE EFFECTS OF INFLATION.

FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EFFECTIVE EXCHANGE RATE AT THE DATE THE TRANSACTIONS ARE CARRIED OUT AND FOREIGN CURRENCY ASSETS AND LIABILITIES ARE ADJUSTED TO THE EXCHANGE RATE EFFECTIVE AT YEAREND.

INCOME PER SHARE - BASIC INCOME (LOSS) PER ORDINARY SHARE IS CALCULATED BY DIVIDING CONSOLIDATED NET INCOME (LOSS) OF MAJORITY STOCKHOLDERS BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

COMPREHENSIVE INCOME (LOSS) - COMPREHENSIVE INCOME (LOSS IS COMPRISED OF THE NET CONSOLIDATED INCOME FOR THE PERIOD PLUS (LESS) ANY GAINS OR LOSSES THAT UNDER

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated


SPECIFIC ACCOUNTING REGULATIONS ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY, SUCH AS THE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS.

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS             Consolidated



                                 ANNEX 3
                             SHARE OWNERSHIP

                                                                                     NUMBER OF                      TOTAL AMOUNT
          COMPANY NAME                                 MAIN ACTIVITIES               SHARES      OWNERSHIP    (THOUSANDS OF PESOS)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              ACQUISITION   PRESENT
          SUBSIDIARIES                                                                                           COST       VALUE
------------------------------------------------------------------------------------------------------------------------------------
  BOSQUES DE LAS LOMAS, S.A. DE C.V.                 REAL ESTATE SECTOR           43,189,000         100         161,193     161,193
  CLUB ECUESTRE CHILUCA, S.A. DE C.V.                REAL ESTATE SECTOR           15,274,170          78         421,968     421,968
  PROMOCIONES BOSQUES, S.A. DE C.V.                  REAL ESTATE SECTOR           82,212,000         100         412,919     412,919
  CORPORATIVO DINE, S.A. DE C.V                      REAL ESTATE SECTOR          238,390,000         100          56,373      56,373
  HOLDING DICOMEX, S.A. DE C.V                       REAL ESTATE SECTOR          141,740,000          50          78,623      78,623
  PROMOTORA INMOBILIARIA HIDALGUENSE, S.A  DE C.V.   REAL ESTATE SECTOR           12,876,272       59.31          12,228      12,228
  TURISTICA AKKO, S.A. DE C.V.                       REAL ESTATE SECTOR               10,000         100          -1,417      -1,417
  BOSQUES DE SANTA FE,  S.A. DE C.V.                 REAL ESTATE SECTOR                   50          98         -46,862     -46,862
  CANADA DE SANTA FE, S.A. DE C.V.                   REAL ESTATE SECTOR          278,000,000          73         813,771     813,771
  INMOBILIARIA DINE, S.A. DE C.V.                    REAL ESTATE SECTOR           10,010,200         100          62,267      62,267
  CANTILES DE MITA                                   REAL ESTATE SECTOR           54,326,326        95.9       1,271,021   1,271,021
  CLUB DE GOLF PUNTA MITA, S.A. DE C.V.              REAL ESTATE SECTOR           12,410,869       87.69         138,442     138,442
  RESORT CLUB PUNTA MITA, S.A. DE C..V               REAL ESTATE SECTOR               50,000         100           8,966       8,966
  UNIK, S.A. DE C.V.                                 AUTO PARTS SECTOR           700,968,215         100       3,356,730   3,356,730
  CORFUERTE, S.A. DE C.V.                            FOOD SECTOR                 643,205,800        77.3         354,036     354,036
  AGROKEN, S.A. DE C.V.                              FOOD SECTOR                 366,460,475         100         535,459     535,459
  AUTHENTIC SPECIALITY FOODS                         FOOD SECTOR                     291,101       81.31       1,061,770   1,061,770
  AGROBIOS CORPORATIVO                               FOOD SECTOR                     550,000         100          36,466      36,466
  CID CENTRO DE INVESTIGACION Y DESARROLLO           CHEMICALS SECTOR            190,386,900         100          23,863      23,863
  DIRECCION IRSA, S.A. DE C.V.                       CHEMICALS SECTOR              4,201,745         100         -47,049     -47,049
  FENOQUIMIA, S.A. DE C.V.                           CHEMICALS SECTOR              4,998,994         100        -203,708    -203,708
  FORESTACIONES OPERATIVAS DE MEXICO, S.A.           CHEMICALS SECTOR                 31,440         100          21,459      21,459
  GIRSA CORPORATIVO, S.A. DE C.V.                    CHEMICALS SECTOR              5,509,998         100          42,590      42,590
  GIRSA INMOBILIARIA, S.A. DE C.V.                   CHEMICALS SECTOR            615,124,720         100         730,600     730,600
  H2ORIZONTES, S.A. DE C.V.                          CHEMICALS SECTOR                 49,950         100          -3,790      -3,790
  PRODUCTOS DE CONSUMO RESISTOL, S.A. DE C.V.        CHEMICALS SECTOR            691,180,902         100         -12,482     -12,482
  QUIMIR, S.A. DE C.V.                               CHEMICALS SECTOR              1,930,986         100          51,541      51,541
  RESIRENE, S.A. DE C.V.                             CHEMICALS SECTOR            236,058,979         100         193,764     193,764
  SERVICIOS FORESTACIONES DE MEXICO, S.A. DE C.V.    CHEMICALS SECTOR                    218         100            -244        -244
  TECNO INDUSTRIA RF, S.A. DE C.V.                   CHEMICALS SECTOR             10,673,496         100          54,683      54,683
  REXEL, S.A. DE C.V.                                CHEMICALS SECTOR              1,000,997         100         119,049     119,049
  INDUSTRIAS NEGROMEX, S.A. DE C.V.                  CHEMICALS SECTOR            410,044,831         100         587,960     587,960
  DYNASOL ELASTOMEROS, S.A. (ESPANA)                 CHEMICALS SECTOR                      1          50         430,883     430,883
  DYNASOL GESTION, S.A.                              CHEMICALS SECTOR                      1          50             556         556
  DYNASOL, L.L.C.                                    CHEMICALS SECTOR                      1          50          10,980      10,980
  PARATEC ELASTOMEROS L.L.C.                         CHEMICALS SECTOR                      1          99          20,827      20,827
  PLASTIGLAS DE MEXICO, S.A. DE C.V.                 CHEMICALS SECTOR            200,778,189          95          87,602      87,602
  PARATEC, S.A. de C.V.                              CHEMICALS SECTOR                 73,960          29         136,115     136,115
  AEROPYCSA, S.A. DE C.V.                            SERVICE COMPANIES           648,309,280         100         110,687     110,687
  CORPORATIVO ARCOS                                  SERVICE COMPANIES           260,524,996         100          56,882      56,882
  PROMOCION Y CONTROL, S.A. DE C.V.                  SERVICE COMPANIES             1,254,000         100             718         718
  BIG SOFT                                           SERVICE COMPANIES             1,449,999         100           7,318       7,318
  PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.        SERVICE COMPANIES               244,498         100           1,431       1,431
  SERCOR                                             SERVICE COMPANIES                   449         100             695         695
  OTHER SUBSIDIARIES (4)       (NO. OF SUBS.:)       CHEMICALS SECTOR             29,922,181         100          -27842     -27,842

  Associates

------------------------------------------------------------------------------------------------------------------------------------
  1. Others                                                                                                   11,129,041  11,129,041
------------------------------------------------------------------------------------------------------------------------------------
  SERVICES                                                                  1                          0          16,538      16,
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Other Permanent Investments                                                                                              4,126,698
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Total                                                                                                                   15,272,277
------------------------------------------------------------------------------------------------------------------------------------


Ticker Symbol:  DESC                   Mexican Stock Exchange   Quarter: 4  2002
DESC, S.A. de C.V. Audited Information         SIFIC/ICS            Consolidated

                                     ANNEX 4
                          PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                                             ACCUMULATED                  DEPRECIATION ON  CARRYING VALUE
CONCEPT                  ACQUISITION COST   DEPRECIATION   CARRYING VALUE    REVALUATION    REVALUATION     + REV - DEP
-------                  ----------------   ------------   --------------   ------------  ---------------  --------------
DEPRECIATION ASSETS
PROPERTY                      1,886,655        395,798       1,490,857        3,783,218      1,822,345        3,451,730
MACHINERY                     6,667,406      3,175,152       3,492,254        9,314,682      5,750,498        7,056,438
TRANSPORT EQUIPMENT             195,418        121,826          73,592           76,333         23,121          126,804
OFFICE EQUIPMENT                113,123         65,307          47,816           76,755         47,337           77,234
COMPUTER EQUIPMENT              304,462        264,560          39,902           79,099         71,131           47,870
OTHER                           171,364        135,472          35,892          773,895        470,936          338,851
DEPRECIABLES TOTAL            9,338,428      4,158,115       5,180,313       14,103,982      8,185,368       11,098,927

NON-DEPRECIATION ASSETS
GROUNDS                         255,759              0         255,759          897,804              0        1,153,563
CONSTRUCTIONS IN PROCESS        909,406              0         909,406                0              0          909,406
OTHER                                 0              0               0                0              0                0
NON-DEPRECIABLES TOTAL        1,165,165              0       1,165,165          897,804              0        2,062,969

TOTAL                        10,503,593      4,158,115       6,345,478       15,001,786      8,185,368       13,161,896



Ticker Symbol: DESC
DESC, S.A. de C.V. Audited Information
                                MEXICAN STOCK EXCHANGE           QUARTER: 4 2002
                                    SIFIC/ICS                       Consolidated
                                     ANNEX 5
                                 LOAN BREAKDOWN
                               (Thousands of Pesos)



------------------------------------------------------------------------------------------------------------------------------------
Credit Type/   Amortization   Rate of                             Amoritization of Credits in Foreign Currency with National
Institution       Date        Interest     Denominated in Pesos   Entities (Thousands of $)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Time Interval
------------------------------------------------------------------------------------------------------------------------------------
                                         Until 1    More than    Current   Until 1  Until 2  Until 3   Until 4     Until 5
Banks                                      Year      1 Year        Year      Year     Years   Years      Years       Years
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
DEUTSCHE BANK        15-Oct-07     8.75        0            0         0         0         0        0         0             0
------------------------------------------------------------------------------------------------------------------------------------

FINANCIAL INSTITUTIONS
IFC                  15-Feb-04     3.86        0            0         0         0         0        0         0             0
IFC                  15-Feb-03     3.74        0            0         0         0         0        0         0             0
IFC                  15-Feb-06     3.86        0            0         0         0         0        0         0             0
IFC                  15-Sep-09     8.31        0            0         0         0         0        0         0             0
DEG                  28-Dec-06     4.13        0            0         0         0         0        0         0             0
CITIBANK NA
(SYNDICATE)          12-Jun-07     2.97        0            0         0         0         0        0         0             0
DEUTSCHE BANK
(SYNDICATE)          12-Jun-07     2.97        0            0         0         0         0        0         0             0
JP MORGAN CHASE BANK
(SYNDICATE)          12-Jun-07     2.97        0            0         0         0         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR             12-Jun-07     2.97        0            0         0         0         0        0         0             0
COMERICA BANK
(SYNDICATE)          12-Jun-07     2.97        0            0         0         0         0        0         0             0
EXPORT DEVELOPMENT
CANADA               12-Jun-07     2.97        0            0         0         0         0        0         0             0
TORONTO DOMINION
BANK                 12-Jun-07     2.97        0            0         0         0         0        0         0             0
BBVA BANCOMER
(SYNDICATE)          12-Jun-07     2.97        0            0         0         0         0        0         0             0
CREDIT LYONNAIS
(SYNDICATE)          12-Jun-07     2.97        0            0         0         0         0        0         0             0
CREDIT SUISSE FIRST
BOSTON (SYNDICATE)  12-Jun-07     2.97        0            0         0         0         0        0         0             0
HSBC BANK (SINDICADO)12-Jun-07     2.97        0            0         0         0         0        0         0             0
BAYERISCHE HYPO-UND
VEREINSBANK
(SYNDICATE)          12-Jun-07     2.97        0            0         0         0         0        0         0             0





                                       49-A

Ticker Symbol: DESC
DESC, S.A. de C.V. Audited Information
                                MEXICAN STOCK EXCHANGE           QUARTER: 4 2002
                                    SIFIC/ICS                       Consolidated
                                     ANNEX 5
                                 LOAN BREAKDOWN
                               (Thousands of Pesos)


------------------------------------------------------------------------------------------------------------------------------------
Credit Type/   Amortization   Rate of                             Amoritization of Credits in Foreign Currency with National
Institution       Date        Interest     Denominated in Pesos   Entities (Thousands of $)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Time Interval
------------------------------------------------------------------------------------------------------------------------------------
                                         Until 1    More than    Current   Until 1  Until 2  Until 3   Until 4     Until 5
Banks                                      Year      1 Year        Year      Year     Years   Years      Years       Years
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
DEUTSCHE BANK        15-Oct-07     8.75        0            0         0         0         0        0         0             0
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTITUTIONS
BBVA BANCOMER
(SYNDICATE)          26-Jun-07     9.30        0      355,000         0         0         0        0         0             0
BANCO SANTANDER
MEXICO (SYNDICATE)   26-Jun-07     9.30        0      355,000         0         0         0        0         0             0
BANCO INVEX
(SYNDICATE)          26-Jun-07     9.30        0      200,000         0         0         0        0         0             0
COMERICA BANK MEXICO
(SYNDICATE)          26-Jun-07     9.30        0      100,000         0         0         0        0         0             0
IXE BANCO
(SYNDICATE)          26-Jun-07     9.30        0       40,000         0         0         0        0         0             0
BANCO MERCANTIL DEL
NORTE                26-Jun-07     9.30        0      250,000         0         0         0        0         0             0
BANCO INBURSA         1-Dec-03     3.85        0            0         0   227,949                  0         0             0
BANCO INBURSA         1-Dec-04     3.75        0            0         0    80,818   518,065        0         0             0
BANCO INBURSA         9-Jun-03     3.85        0            0         0   704,568         0        0         0             0
IXE BANCO            30-May-03     3.75        0            0         0    61,132         0        0         0             0
BBVA BANCOMER         8-Apr-03     3.02        0            0         0         0         0        0         0             0
BANAMEX-CITIBANK     10-Nov-03     2.82        0            0         0         0         0        0         0             0
BANAMEX-CITIBANK      3-Jun-03     2.59        0            0         0         0         0        0         0             0
BANAMEX-CITIBANK     16-May-08     8.06        5       11,907         0         0         0        0         0             0
BANCO INBURSA        11-Feb-03     3.25        0            0         0     6,735         0        0         0             0
BANCO INBURSA        11-Feb-03     3.25        0            0         0    13,832                  0         0             0
ING BANK              3-Mar-03     3.02        0            0         0         0         0        0         0             0
California Commerce B.2-Aug-03     2.25        0            0         0         0         0        0         0             0
California Commerce B.3-Apr-03     3.25        0            0         0         0         0        0         0             0
BANCO INBURSA        10-Jan-03     3.75        0            0         0    93,251         0        0         0             0
BANCO INBURSA        10-Jan-03     3.75        0            0         0    31,084         0        0         0             0
Other Financial
Leases                2-Jul-10     8.40        0            0         0         0         0        0         0             0
BANCO SANTANDER
MEXICANO             31-Jan-07     8.87    1,216        3,953         0         0         0        0         0             0
BANCO SANTANDER
MEXICANO             31-Jan-07     8.87    2,040        6,637         0         0         0        0         0             0
BANCO SANTANDER
MEXICANO             31-Jan-07     6.60    1,040        3,192         0         0         0        0         0             0
BANCO SANTANDER
MEXICANO             28-May-03     2.66        0            0         0    51,807         0        0         0             0
BANAMEX-CITIBANK      3-Jun-03     2.59        0            0         0         0         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR              4-Jun-03     2.48        0            0         0    20,723         0        0         0             0
BANAMEX-CITIBANK     25-Mar-03     3.57        0            0         0         0         0        0         0             0
JP MORGAN CHASE BANK 11-Mar-03     7.34        0            0         0         0         0        0         0             0
BANAMEX-CITIBANK     25-Mar-03     3.64        0            0         0         0         0        0         0             0




                                       50-A

Ticker Symbol: DESC
DESC, S.A. de C.V. Audited Information
                                MEXICAN STOCK EXCHANGE           QUARTER: 4 2002
                                    SIFIC/ICS                       Consolidated
                                     ANNEX 5
                                 LOAN BREAKDOWN
                               (Thousands of Pesos)


------------------------------------------------------------------------------------------------------------------------------------
Credit Type/   Amortization   Rate of                             Amoritization of Credits in Foreign Currency with National
Institution       Date        Interest     Denominated in Pesos   Entities (Thousands of $)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Time Interval
------------------------------------------------------------------------------------------------------------------------------------
                                         Until 1    More than    Current   Until 1  Until 2  Until 3   Until 4     Until 5
Banks                                      Year      1 Year        Year      Year     Years   Years      Years       Years
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
DEUTSCHE BANK        15-Oct-07     8.75        0            0         0         0         0        0         0             0
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTITUTIONS
BANAMEX-CITIBANK     14-Aug-03     3.56        0            0         0         0         0        0         0             0
COMERICA BANK        20-Mar-04     2.83        0            0         0         0         0        0         0             0
COMERICA BANK        21-Dec-03     2.92        0            0         0         0         0        0         0             0
BANAMEX-CITIBANK     16-Jun-03     2.82        0            0         0         0         0        0         0             0
COMERICA BANK        30-Aug-03     7.75        0            0         0         0         0        0         0             0
COMERICA BANK        30-Aug-03     7.75        0            0         0         0         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR              7-Feb-03     2.63        0            0         0    46,626         0        0         0             0
BBVA BANCOMER        17-Mar-03     2.98        0            0         0         0         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR             17-Feb-03     2.68        0            0         0    31,084         0        0         0             0
BANAMEX-CITIBANK     17-Jan-03     3.04        0            0         0         0         0        0         0             0
BANAMEX-CITIBANK     23-Apr-03     2.84        0            0         0         0         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR              4-Jun-03     2.48        0            0         0    15,930         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR             10-Mar-03     2.85        0            0         0     6,994         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR              7-Feb-03     2.63        0            0         0    48,698         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR             14-Feb-03     2.68        0            0         0    25,903         0        0         0             0
BBVA BANCOMER        17-Mar-03     2.98        0            0         0         0         0        0         0             0
BANAMEX-CITIBANK     23-Apr-03     2.84        0            0         0         0         0        0         0             0
BANAMEX-CITIBANK     13-Jun-03     2.41        0            0         0         0         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR             21-May-03     2.49        0            0         0    53,879         0        0         0             0
BANCO NAL. COMERCIO
EXTERIOR             10-Mar-03     2.85        0            0         0     9,196         0        0         0             0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                4,301    1,325,689         0  1,530,209   518,065        0         0             0
------------------------------------------------------------------------------------------------------------------------------------


                             ** TABLE CONTINUED **


                                       51-A

Ticker Symbol: DESC
DESC, S.A. de C.V. Audited Information
                                MEXICAN STOCK EXCHANGE           QUARTER: 4 2002
                                    SIFIC/ICS                       Consolidated
                                     ANNEX 5
                                 LOAN BREAKDOWN
                               (Thousands of Pesos)


-----------------------------------------------------------------------------------
Credit Type/      Amoritization of Credits in Foreign Currency with Foreign
Institution       Entities (Thousands of $)
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                      Time Interval
-----------------------------------------------------------------------------------
                     Current   Until 1   Until 2   Until 3   Until 4    Until 5
Banks                 Year      Year      Years     Years     Years      Years
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
WITH WARRANTY
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
DEUTSCHE BANK             0           0          0           0        0    756,903
-----------------------------------------------------------------------------------
FINANCIAL INSTITUTIONS
IFC                       0      62,168     31,084           0        0          0
IFC                       0      51,807          0           0        0          0
IFC                       0      14,806     14,798      14,802    7,402
IFC                       0     155,420    155,420     155,420  155,420    466,259
DEG                       0       4,180      4,297       2,169    2,169          0
CITIBANK NA (SYNDICATE)   0           0     77,710     252,556  174,847    116,565
DEUTSCHE BANK (SYNDICATE) 0           0     59,577     150,886   91,309     60,873
JP MORGAN CHASE BANK
(SYNDICATE)               0           0     59,577     150,886   91,309     60,873
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0     116,565  116,565     77,710
COMERICA BANK (SYNDICATE) 0           0     51,807     129,516   77,710     51,807
EXPORT DEVELOPMENT
CANADA                    0           0     34,555      86,336   51,807     34,529
TORONTO DOMINION
BANK                      0           0          0      77,710   77,710     51,807
BBVA BANCOMER (SYNDICATE) 0           0     12,951      22,665    9,714      6,476
CREDIT LYONNAIS
(SYNDICATE)               0           0     51,807      51,807        0          0
CREDIT SUISSE FIRST
BOSTON (SYNDICATE)        0           0     51,807      51,807        0          0
HSBC BANK (SINDICADO)     0           0     51,807      51,807        0          0
BAYERISCHE HYPO-UND
VEREINSBANK (SYNDICATE)   0           0     51,807      51,807        0          0





                                      49-B

Ticker Symbol: DESC
DESC, S.A. de C.V. Audited Information
                                MEXICAN STOCK EXCHANGE           QUARTER: 4 2002
                                    SIFIC/ICS                       Consolidated
                                     ANNEX 5
                                 LOAN BREAKDOWN
                               (Thousands of Pesos)

-----------------------------------------------------------------------------------
Credit Type/      Amoritization of Credits in Foreign Currency with Foreign
Institution       Entities (Thousands of $)
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                      Time Interval
-----------------------------------------------------------------------------------
                     Current   Until 1   Until 2   Until 3   Until 4    Until 5
Banks                 Year      Year      Years     Years     Years      Years
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
WITH WARRANTY
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
DEUTSCHE BANK             0           0          0           0        0    756,903
-----------------------------------------------------------------------------------
FINANCIAL INSTITUTIONS
BBVA BANCOMER (SYNDICATE) 0           0          0           0        0          0
BANCO SANTANDER
MEXICO (SYNDICATE)        0           0          0           0        0          0
BANCO INVEX (SYNDICATE)   0           0          0           0        0          0
COMERICA BANK MEXICO
(SYNDICATE)               0           0          0           0        0          0
IXE BANCO (SYNDICATE)     0           0          0           0        0          0
BANCO MERCANTIL DEL
NORTE                     0           0          0           0        0          0
BANCO INBURSA             0           0          0           0        0          0
BANCO INBURSA             0           0          0           0        0          0
BANCO INBURSA             0           0          0           0        0          0
IXE BANCO                 0           0          0           0        0          0
BBVA BANCOMER             0     207,226          0           0        0          0
BANAMEX-CITIBANK          0     362,646          0           0        0          0
BANAMEX-CITIBANK          0      93,252          0           0        0          0
BANAMEX-CITIBANK          0           0          0           0        0          0
BANCO INBURSA             0           0          0           0        0          0
BANCO INBURSA             0           0          0           0        0          0
ING BANK                  0      86,344          0           0        0          0
California Commerce B     0      93,252          0           0        0          0
California Commerce B     0      39,373          0           0        0          0
BANCO INBURSA             0           0          0           0        0          0
BANCO INBURSA             0           0          0           0        0          0
Other Financial Leases    0      17,766      3,841       5,996    6,607     29,705
BANCO SANTANDER
MEXICANO                  0           0          0           0        0          0
BANCO SANTANDER
MEXICANO                  0           0          0           0        0          0
BANCO SANTANDER
MEXICANO                  0           0          0           0        0          0
BANCO SANTANDER
MEXICANO                  0           0          0           0        0          0
BANAMEX-CITIBANK          0     155,420          0           0        0          0
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0           0        0          0
BANAMEX-CITIBANK          0       7,584          0           0        0          0
JP MORGAN CHASE BANK      0      43,789          0           0        0          0
BANAMEX-CITIBANK          0       7,770          0           0        0          0




                                      50-B

Ticker Symbol: DESC
DESC, S.A. de C.V. Audited Information
                                MEXICAN STOCK EXCHANGE           QUARTER: 4 2002
                                    SIFIC/ICS                       Consolidated
                                     ANNEX 5
                                 LOAN BREAKDOWN
                               (Thousands of Pesos)



-----------------------------------------------------------------------------------
Credit Type/      Amoritization of Credits in Foreign Currency with Foreign
Institution       Entities (Thousands of $)
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                      Time Interval
-----------------------------------------------------------------------------------
                     Current   Until 1   Until 2   Until 3   Until 4    Until 5
Banks                 Year      Year      Years     Years     Years      Years
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
WITH WARRANTY
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
DEUTSCHE BANK             0           0          0           0        0    756,903
-----------------------------------------------------------------------------------
FINANCIAL INSTITUTIONS
BANAMEX-CITIBANK          0      15,195          0           0        0          0
COMERICA BANK             0      10,361      5,181           0        0          0
COMERICA BANK             0      62,168          0           0        0          0
BANAMEX-CITIBANK          0     122,263          0           0        0          0
COMERICA BANK             0         202          0           0        0          0
COMERICA BANK             0         390         65           0        0          0
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0           0        0          0
BBVA BANCOMER             0     103,613          0           0        0          0
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0           0        0          0
BANAMEX-CITIBANK          0      51,807          0           0        0          0
BANAMEX-CITIBANK          0      13,988          0           0        0          0
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0           0        0          0
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0           0        0          0
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0           0        0          0
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0           0        0          0
BBVA BANCOMER             0     103,613          0           0        0          0
BANAMEX-CITIBANK          0      30,048          0           0        0          0
BANAMEX-CITIBANK          0      51,807          0           0        0          0
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0           0        0          0
BANCO NAL. COMERCIO
EXTERIOR                  0           0          0           0        0          0
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
TOTAL BANKS               0    1,968,258    718,091   1,372,735  862,569  1,713,507
-----------------------------------------------------------------------------------


                              ** TABLE COMPLETE **

                                      51-B

Ticker Symbol: DESC
DESC, S.A. de C.V. Audited Information
                                MEXICAN STOCK EXCHANGE           QUARTER: 4 2002
                                    SIFIC/ICS                       Consolidated
                                     ANNEX 5
                                 LOAN BREAKDOWN
                               (Thousands of Pesos)


------------------------------------------------------------------------------------------------------------------------------------
LISTED IN THE     Amortization   Rate of                             Amoritization of Credits in Foreign Currency with National
MEXICAN STOCK       Date        Interest     Denominated in Pesos   Entities (Thousands of $)
EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Time Interval
------------------------------------------------------------------------------------------------------------------------------------
                                         Until 1    More than    Current   Until 1  Until 2  Until 3   Until 4     Until 5
                                          Year      1 Year        Year      Year     Years   Years      Years       Years
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
------------------------------------------------------------------------------------------------------------------------------------
UDIBONOS             21-Oct-06     9.00             1,045,153         0         0         0        0         0             0
UDIBONOS             13-Jul-07     8.20             1,150,211         0         0         0        0         0             0
                                                0   2,195,364         0         0         0        0         0             0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS                                 759,169            0         0         0         0        0         0             0
------------------------------------------------------------------------------------------------------------------------------------
OTHERS
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                           759,169            0         0         0         0        0         0             0
------------------------------------------------------------------------------------------------------------------------------------
OTHERS                1/0/1900          1,608,576            0         0         0         0        0         0             0
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS                           2,372,046     3,521,053        0  1,530,209   518,065       0         0             0
------------------------------------------------------------------------------------------------------------------------------------


                             ** TABLE CONTINUED **

                                      52-A

Ticker Symbol: DESC
DESC, S.A. de C.V. Audited Information
                                MEXICAN STOCK EXCHANGE           QUARTER: 4 2002
                                    SIFIC/ICS                       Consolidated
                                     ANNEX 5
                                 LOAN BREAKDOWN
                               (Thousands of Pesos)


------------------------------------------------------------------------------------
LISTED IN THE      Amoritization of Credits in Foreign Currency with Foreign
MEXICAN STOCK      Entities (Thousands of $)
EXCHANGE
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
                        Current   Until 1   Until 2   Until 3   Until 4    Until 5
                         Year      Year      Years     Years     Years      Years
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
UNSECURED DEBT
------------------------------------------------------------------------------------
UDIBONOS                   0           0          0           0         0          0
UDIBONOS                   0                      0           0         0          0
                           0           0          0           0         0          0
------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
SUPPLIERS                  0   1,248,826          0           0         0          0
------------------------------------------------------------------------------------
OTHERS
------------------------------------------------------------------------------------
TOTAL SUPPLIERS            0   1,248,826          0           0         0          0
------------------------------------------------------------------------------------
OTHERS                     0     160,798          0           0         0          0
------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS              0   3,377,882    718,091    1,372,735  862,569  1,713,507
------------------------------------------------------------------------------------


                              ** TABLE COMPLETE **

                                      52-B

Ticker Symbol:  DESC                   Mexican Stock Exchange   Quarter:  4 2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS            Consolidated

             TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (THOUSANDS OF PESOS)

------------------------------------------------------------------------------------------------------------------------------------
                                                   DOLLARS (1)                      OTHER CURRENCIES              TOTAL
                                         THOUSANDS OF       THOUSANDS OF      THOUSANDS OF      THOUSANDS OF    THOUSANDS OF
TRADE BALANCE                               DOLLARS            PESOS            DOLLARS            PESOS           PESOS
------------------------------------------------------------------------------------------------------------------------------------

1. INCOME
EXPORTS                                          902,039         8,932,094           0                 0         8,932,094
OTHER                                              4,359            42,094           0                 0            42,094
TOTAL                                            906,398         8,974,188           0                 0         8,974,188

2. EXPEDITURE
IMPORT (RAW MATERIALS)                           405,591         3,916,886           0                 0         3,916,886
INVESTMENTS                                       29,174           281,685           0                 0           281,685
OTHER                                            113,307         1,093,579           0                 0         1,093,579

TOTAL                                            548,072         5,292,150           0                 0         5,292,150

NET BALANCE                                      358,326         3,682,038                                       3,682,038

FOREIGN MONETARY POSITION

TOTAL ASSETS                                     351,852         3,645,644           0                 0         3,645,644
LIABILITIES POSITION                           1,001,953        10,381,536           0                 0        10,381,536
SHORT TERM LIABILITIES POSITION                  480,833         4,982,055           0                 0         4,982,055
LONG TERM LIABILITIES POSITION                   521,120         5,399,481           0                 0         5,399,481

NET BALANCE                                     -650,101        -6,735,892           0                 0        -6,735,892



Ticker Symbol:  DESC                   Mexican Stock Exchange  Quarter : 4  2002
DESC, S.A. de C.V. Audited Information        SIFIC/ICS           Consolidated

             INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
                              (THOUSANDS OF PESOS)

                                                                          (ASSET)
                                                                        LIABILITIES
                                                       MONETARY           MONETARY             MONTHLY              MONTHLY (PROFIT)
MONTH                         MONETARY ASSETS        LIABILITIES          POSITION             INFLATION            AND LOSS

JANUARY                           6,547,549           15,496,640          -8,949,091             0.92                    82,332
FEBRUARY                          5,870,367           15,568,071          -9,697,704             0                       -5,819
MARCH                             6,161,504           15,906,306          -9,744,802             0.51                    49,698
APRIL                             6,554,529           15,787,368          -9,232,839             0.55                    50,781
MAY                               6,264,061           15,742,248          -9,477,647             0.2                     18,955
JUNE                              6,320,793           16,310,647          -9,989,854             0.49                    48,950
JULY                              7,837,993           16,647,138          -8,809,145             0.29                    25,547
AUGUST                            7,311,643           16,289,775          -8,978,132             0.38                    34,117
SEPTEMBER                         7,073,792           16,723,293          -9,649,501             0.6                     57,897
OCTOBER                           7,220,801           16,690,826          -9,470,025             0.44                    41,668
NOVEMBER                          6,762,260           16,424,933          -9,662,673             0.81                    78,268
DECEMBER                          6,734,293           16,660,173          -9,925,880             0.54                    53,600
ACTUALIZATION                             0                    0                   0                0                         0
CAPITALIZATION                            0                    0                   0                0                  -137,723
FOREIGN CORP.                             0                    0                   0                0                         0
OTHER                                     0                    0                   0                0                         0

TOTAL                                                                                                                        398,271


ZTicker Symbol:  DESC                Mexican Stock Exchange     Quarter:  4 2002
DESC, S.A. de C.V. Audited Information      SIFIC/ICS               Consolidated


STOCK EXCHANGE                   QUARTER: 3                          YEAR: 2002
CODE: DESC
             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                     ANNEX 8

             FINANCIAL LIMITATIONS BASED ON ISSUANCES OR INSTRUMENTS

-1  Interest Coverage.

The result obtained from dividing the sum of (i) the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters by (ii) consolidated financial expense during such period, shall not be less than 2.75 times.

-2  Capitalization.

The result obtained from dividing, (i) total debt with cost minus cash plus fifty million dollars, by (ii) net assets plus total debt with cost minus cash plus fifty million dollars, shall not be greater than 0.50 times.

-3  Leverage Ratio.

The result obtained from dividing (i) total debt with cost minus cash plus fifty million dollars, by (ii) the sum of the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters, shall not exceed 4.75 times.

Ticker Symbol:  DESC                Mexican Stock Exchange     Quarter:  4 2002
DESC, S.A. de C.V. Audited Information      SIFIC/ICS               Consolidated

                                         CURRENT STATUS OF FINANCIAL LIMITATIONS

(1)  Interest Coverage.                                3.32

(2)  Capitalization.                                   0.48

(3)  Leverage Ratio.                                   4.47

Ticker Symbol:  DESC                    Mexican Stock   ExchangeQuarter: 4  2002
DESC, S.A. de C.V. Audited Information     SIFIC/ICS              Consolidated



STOCK EXCHANGE CODE: DESC                                                                  QUARTER: 4                    YEAR: 2002

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                 ANNEX 9                                                                               CONSOLIDATED

------------------------------------------------------------------------------------------------------------------------------------

          PLANT                                      ECONOMIC                                   PLANT
            OR                                                                                 CAPACITY                 UTILIZATION
          CENTER                                     ACTIVITY                                    (1)                        %

------------------------------------------------------------------------------------------------------------------------------------
EJES TRACTIVOS, S.A. DE C.V.                     REAR AXLES                                           320                  50%
PISTONES MORESA, S.A. DE C.V.                    PISTONS (PIECES)                                  11,800                  41%
MORESTANA, S.A. DE C.V.                          TAPPETS (PIECES)                                  12,900                  68%
PISTONES MORESA, S.A. DE C.V.                    PISTON PINS (PIECES)                              23,500                  47%
ENGRANES CONICOS, S.A. DE C.V.                   GEARS (SETS)                                         820                  70%
PRODUCTOS ESTAMPADOS DE MEXICO, S.A. DE C.V.     PICK-UP BOXES (PIECES)                               330                  35%
VELCON, S.A. DE C.V.                             CONSTANT VELOCITY JOINTS (PIECES)                  1,920                  90%
TRANSMISIONES TSP, S.A DE C.V.                   TRANSMISSIONS (TRANS.)                                71                  24%
TREMEC, S.A.  DE C.V.                            TRANSMISSIONS (TRANS.)                               400                  70%
CARDANES, S.A. DE C.V.                           PROPELLER SHAFTS (PIECES)                            742                  57%
HAYES WHEELS CHIHUAHUA, S.A. DE C.V.             ALUMINUM WHEELS (PIECES)                             650                  60%
HAYES WHEELS ACERO, S.A. DE C.V.                 STEEL WHEELS (PIECES)                              6,100                  40%
AUTOMETALES, S.A. DE .CV.                        IRON FOUNDRY (TONS.)                                  20                  47%
TF VICTOR, S.A. DE C.V.                          GASKETS, SEALS, MOTOR PARTS (PIECES)              20,000                  60%

FORJAS SPICER, S.A. DE C.V.                      PRECISION FORGES (TONS.)                              55                  32%

VEHYCO                                           PISTONS (PIECES)                                   1,200                  70%

COATZACOALCOS, VER.                              POLYSTYRENE (TONS)                                75,000                  103%

XOCOHTZINGO,TLAX.                                POLYSTYRENE (TONS)                                65,000                  64%

ALTAMIRA, TAMPS. (Dynasol)                       SYNTHETIC RUBBER (TONS)                           84,500                  100%

ALTAMIRA, TAMPS. (INSA)                          SYNTHETIC RUBBER (TONS)                           96,000                  88%

ALTAMIRA, TAMPS. (PARATEC)                       SYNTHETIC RUBBER (TONS)                           40,000                  74%
COATZACOALCOS, VER.                              PHOSPHATE (TONS)                                 100,000                  102%

TULTITLAN, EDO. MEX.                             PHOSPHATE (TONS)                                  86,000                  64%

LECHERIA, EDO. MEX.                              PHOSPHATE (TONS)                                  40,000                   8%
ALTAMIRA, TAMPS.                                 CARBON BLACK (TONS)                              120,000                  88%

COSOLEACAQUE, VER.                               METHYL METHACRYLATE (TONS)                        20,000                  99%

OCOYOACAC, EDO. MEX.                             ACRYLC SHEET                                       7,855                  106%

SAN LUIS POTOSI. S.L.P.                          ACRYLC SHEET                                       4,806                  96%
SALAMANCA, GTO.                                  WATERPROOFING SEALANTS AND ADHESIVES (TONS)      145,000                  46%

VALLEJO, D.F.                                    ADHESIVES (TONS)                                  16,000                  53%

LERMA, EDO. MEX.                                 ADHESIVES (TONS)                                   4,080                  57%
------------------------------------------------------------------------------------------------------------------------------------


Ticker Symbol:  DESC                    Mexican Stock   ExchangeQuarter: 4  2002
DESC, S.A. de C.V. Audited Information     SIFIC/ICS              Consolidated



STOCK EXCHANGE CODE: DESC                                                                  QUARTER: 4                    YEAR: 2002

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                              ANNEX 9                                                                                 CONSOLIDATED

------------------------------------------------------------------------------------------------------------------------------------

          PLANT                                      ECONOMIC                                   PLANT
            OR                                                                                 CAPACITY                 UTILIZATION
          CENTER                                     ACTIVITY                                    (1)                        %

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
QUERETARO, QRO.                                  NATURAL PIGMENTS                                      72                  34%


LECHERIA, EDO. MEX.                              EMULSIONS (TONS)                                   6,000                  68%

LERMA, EDO. MEX.                                 MELAMINE LAMINATES (TONS)                              6                  77%

ZITACUARO, MICH.                                 PARTICLE BOARD (Millions of M2)                       14                  68%
LECHERIA, EDO. MEX.                              ORTHOPHOSPHATE (TONS)                            119,000                  32%

------------------------------------------------ -----------------------------------------------------------------------------------


Ticker Symbol:  DESC                    Mexican Stock   ExchangeQuarter: 4  2002
DESC, S.A. de C.V. Audited Information     SIFIC/ICS              Consolidated


STOCK EXCHANGE CODE: DESC              QUARTER: 4                    YEAR: 2002

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9

------------------------------------------------------------------------------------------------------------------------------------

          PLANT                                      ECONOMIC                             PLANT
            OR                                                                           CAPACITY            UTILIZATION
          CENTER                                     ACTIVITY                              (1)                   %

------------------------------------------------------------------------------------------------------------------------------------

MERIDA                                   MILL (ton/month)                                    27600                   1
IRAPUATO                                 MILL (ton/month)                                   20,000                  38%
PENINSULA                                HOG (thousands)                                        35                  100%
BAJIO                                    HOG (thousands)                                        10                  100%
MERIDA                                   SLAUGHTER HOUSE                                       222                  100%
CANCUN                                   SLAUGHTER HOUSE                                        27                  80%
PENJAMO                                  SLAUGHTER HOUSE                                       111                  80%
IRAPUATO                                 SLAUGHTER HOUSE                                       240                   0%
MOCHIS (SANTA ROSA)                      FRESH TOMATO PROCESSING
                                         (THOUSAND OF POUNDS IN 100 DAYS)                    6,614                   4%

                                         TOMATO PRODUCTS IN TETRABRIK CONTAINER
                                          (MILLION OF CASES)                                     6                  74%
                                         TOMATO PASTE (THOUSAND OF POUNDS IN 100 DAYS)      98,104                   0%

                                         DEHYDRATED PRODUCTS ( THOUSAND OF
                                         POUNDS/YEAR IN 100 DAYS OF SEASON?)                   847                   0%
MOCHIS (LA CORONA)                       CANNED VEGETABLES  (THOUSAND OF PONDS)            159,981                  50%
                                         CANNED VEGETABLES  (MILLIONS OF CASES)               6.66                  50%
MAZATLAN                                 TUNA (thousands boxes)                               2500                  58%
ROSEMEAD, CALIFORNIA                     SALSA & CANNED  VEGETABLES (thousands lb)          166226                  37%
------------------------------------------------------------------------------------------------------------------------------------


 Ticker Symbol:  DESC                  Mexican Stock Exchange   Quarter: 4  2002
 DESC, S.A. de C.V. Audited Information     SIFIC/ICS              Consolidated

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS



STOCK EXCHANGE CODE: DESC                                                          QUARTER: 4                             YEAR: 2002


                               MAIN RAW MATERIALS

                              ANNEX 10                                                                                  CONSOLIDATED


---------------------------- ----------------------------------- ---------------------- ------------------ ------------- -----------

                                MAIN                                                            MAIN           DOM.          COST
    DOMESTIC                 SUPPLIERS                            FOREIGN                     SUPPLIERS       SUBST.      PRODUCTION
                                                                                                                               %

--------------------------- ------------------------------------ ---------------------- ----------------- -------------- -----------
LAMINATE                       HYLSA, S. A. DE C.V.               STEEL                 MC STEEL                  NO
STEEL                          INDUSTRIAS CH, S. A.               STEEL                 MITSUBISHI                YES
ALUMINUM                       NACOBRE                            LAMINATE              NISHO OWAI                NO
COLOR PAINTS                   P.P.G. INDUSTRIAS DE MEXICO        STEEL                 TOTH INDUSTRIES           NO
                                S.A DE C.V.
LAMINATE                       AHMSA                              AUTOMOTIVE PARTS      DANA CO.                  NO
COLOR PAINTS                   DUPONT DE MEXICO                   FORGE                 GSB FORJA                 NO
RODAMIENTOS                    KOYO DE MEXICO                     LAMINATE              DAEWOO CORP.              NO
RODAMIENTOS                    TIMKEM                             ALUMINUM              REYNOLDS METAL            YES
LAMINATE                       GENERAL MOTORS                     RODAMIENTOS           THE TIMKEN CO.            NO
                                                                  FORGE                 THYSSEN PRECISION FORGE   NO


STYRENE                        PEMEX                              STYRENE               STERLING, MITSUI
BUTADIEN                                                          BUTADIEN              SHELL, POLIMERI EUROPA , BP CHEMICAL,
                                                                                        EQUISTAR, SABIC, REPSOL QUIMICA, DSM
METHANOL                       PEMEX                              METHANOL              CELANESE, PETROCEL
TOLUEN                         PEMEX

NATURAL GAS                    PEMEX
PHOSPHORIC ACID MERCANTILE     RHODIA MEXICANA
PHOSPHORIC ACID (TECHNICAL)    RHODIA MEXICANA
                                                                  ACETOCYANOHIDRINE     BP CHEMICAL

FRESH JALAPENO                 OWN PRODUCTION & FRESH MARKET ( VARIOUS )
FRESH TOMATO                   OWN PRODUCTION & FRESH MARKET ( VARIOUS )
FRESH TOMATILLO                OWN PRODUCTION & FRESH MARKET ( VARIOUS )
TETRABRIK CONTAINER            TETRAPAK
METALLIC CAN                   GRUPO ZAPATA



 Ticker Symbol:  DESC                  Mexican Stock Exchange   Quarter: 4  2002
 DESC, S.A. de C.V. Audited Information     SIFIC/ICS              Consolidated

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: DESC                                                          QUARTER: 4                    YEAR: 2002


                               MAIN RAW MATERIALS

                                  ANNEX 10                                                                      CONSOLIDATED

---------------------- ------------------------------- ---------------------- ------------------ ------------- -------------

                          MAIN                                                        MAIN           DOM.          COST
    DOMESTIC           SUPPLIERS                        FOREIGN                     SUPPLIERS       SUBST.      PRODUCTION
                                                                                                                     %

--------------------- -------------------------------- ---------------------- ----------------- -------------- ------------
METALLIC CAN             ZAPATA ENVASES
CORN OIL                 ARANCIA CORN PRODUCTS
SHIPPING CARTON          CELULOSA Y CORRUGADOS
SHIPPING CARTON          EMPAQUE DE CARTON TITAN
                                                    TOMATO PASTE                  MORNING STAR          OK
                                                    REYNOLD'S ITEMS               REYNOLDS

METALLIC CAN             ENVASES DE SINALOA
DIESEL                   PEMEX
                                                    VEGETABLES                    RIO FARMS
                                                    VEGETABLES                    WOOLF ENTERPRISES
                                                    PACKAGING MATERIAL - GLASS    OWENS BROCKWAY
                                                    PACKAGING MATERIAL - CANS     PECHINEY PLASTIC
HOG GENETIC              PIC
                                                           GRAIN                   CARGILL               OK
---------------------------------------------------------------------------------------------------------------------------


 Ticker Symbol:  DESC                  Mexican Stock Exchange   Quarter: 4  2002
 DESC, S.A. de C.V. Audited Information     SIFIC/ICS              Consolidated

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                          SALES DISTRIBUTION BY PRODUCT
                                 DOMESTIC SALES

--------------------------------------- -------------------------------------------------- -----------------------------------------
                  MAIN PRODUCTS                           TOTAL PRODUCTION                                          SALES
--------------------------------------- -------------------------------------------------- -----------------------------------------
                                                  VOLUME                      AMOUNT               VOLUME                  AMOUNT
--------------------------------------- ---------------------------- --------------------- ----------------------- -----------------
AUTOPARTS SECTOR                                                                                                         2,920,544

CHEMICAL SECTOR                                                                                                          4,495,081
FOOD SECTOR                                                                                                              2,432,372
REAL ESTATE SECTOR                                                                                                         768,763
COMPANIES OF OTHER SERVICES                                                                                                 34,083


--------------------------------------- ---------------------------- --------------------- ----------------------- ----------------
TOTAL                                                                                                                10,650,843.00
--------------------------------------- ---------------------------- --------------------- ----------------------- -----------------


                             ** TABLE CONTINUED **



---------------------------------------  --------------------------------------- -------------------------------------------
                  MAIN PRODUCTS                 MARKET SHARES (%)                                 MAIN
---------------------------------------  --------------------------------------- -------------------------------------------
                                                                                   TRADEMARKS             CUSTOMERS
---------------------------------------  --------------------------------------- ----------------     ----------------

AUTOPARTS SECTOR

CHEMICAL SECTOR
FOOD SECTOR
REAL ESTATE SECTOR
COMPANIES OF OTHER SERVICES
---------------------------------------  --------------------------------------- -----------------    -----------------
TOTAL


                              ** TABLE COMPLETE **



                          SALES DISTRIBUTION BY PRODUCT
                                  FOREIGN SALES

--------------------------------------- -------------------------------------------------- -----------------------------------------
                  MAIN PRODUCTS                           TOTAL PRODUCTION                                          SALES
--------------------------------------- -------------------------------------------------- -----------------------------------------
                                                  VOLUME                      AMOUNT               VOLUME               AMOUNT
--------------------------------------- ---------------------------- --------------------- ----------------------- -----------------
AUTOPARTS SECTOR                                                                                                        5,477,850
CHEMICAL SECTOR                                                                                                         2,441,402
FOOD SECTOR                                                                                                             1,012,842


--------------------------------------- ---------------------------- --------------------- ----------------------- -----------------
TOTAL                                                                                                                8,932,094.00
--------------------------------------- ---------------------------- --------------------- ----------------------- -----------------



                             ** TABLE CONTINUED **



--------------------------------------- ------------------------------------------ -------------------------------------------
                  MAIN PRODUCTS                     MARKET SHARES (%)                                 MAIN
--------------------------------------- ------------------------------------------ -------------------------------------------
                                                                                    TRADEMARKS             CUSTOMERS
--------------------------------------- ------------------------------------------ ---------------------- --------------------
AUTOPARTS SECTOR
CHEMICAL SECTOR
FOOD SECTOR


--------------------------------------- ------------------------------------------ ---------------------- --------------------
TOTAL
--------------------------------------- ------------------------------------------ ---------------------- --------------------


                              ** TABLE COMPLETE **



Ticker Symbol:  DESC                    Mexican Stock Exchange   Quarter:4  2002
DESC, S.A. de C.V. Audited Information       SIFIC/ICS              Consolidated

STOCK EXCHANGE CODE: DESC                   QUARTER: 4                YEAR: 2002

                                    ANNEX 12
    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)

            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

                                                          ----------------------
NFE BALANCE TO DECEMBER 31st Of: 2001                                 3,984,396
                                                          ----------------------

                                                          ----------------------
Number of shares Outstanding at the Date of the NFEA:             1,369,079,376
                                                          ----------------------

                 (Units)


----------------
  X              Are figures fiscally audited?
----------------


                       DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

-------------------------------------------------------------------------------------------------------
    Quarter        Series        Number of shares        Date of Settlement             Amount
                                   Outstanding
---------------- ------------ ----------------------- -------------------------- ----------------------
---------------- ------------ ----------------------- -------------------------- ----------------------
       2              A            587,479,900                18-04-02                  42,592
---------------- ------------ ----------------------- -------------------------- ----------------------
       4              A            587,479,900                24-10-02                  42,592
---------------- ------------ ----------------------- -------------------------- ----------------------
       3              A            587,479,900                25-07-02                  42,592
---------------- ------------ ----------------------- -------------------------- ----------------------
       1              A            587,479,900                31-01-02                  42,592
---------------- ------------ ----------------------- -------------------------- ----------------------
       2              B            506,176,760                18-04-02                  36,698
---------------- ------------ ----------------------- -------------------------- ----------------------
       4              B            506,257,866                24-10-02                  36,704
---------------- ------------ ----------------------- -------------------------- ----------------------
       3              B            506,257,866                25-07-02                  36,704
---------------- ------------ ----------------------- -------------------------- ----------------------
       1              B            506,176,760                31-01-02                  36,698
---------------- ------------ ----------------------- -------------------------- ----------------------
       2              C            275,341,610                18-04-02                  19,962
---------------- ------------ ----------------------- -------------------------- ----------------------
       4              C            275,341,610                24-10-02                  19,962
---------------- ------------ ----------------------- -------------------------- ----------------------
       3              C            275,341,610                25-07-02                  19,962
---------------- ------------ ----------------------- -------------------------- ----------------------
       1              C            275,341,610                31-01-02                  19,962
---------------- ------------ ----------------------- -------------------------- ----------------------


---------------- ------------ ----------------------- -------------------------- ----------------------

---------------- ------------ ----------------------- -------------------------- ----------------------


---------------- ------------ ----------------------- -------------------------- ----------------------

---------------- ------------ ----------------------- -------------------------- ----------------------


---------------- ------------ ----------------------- -------------------------- ----------------------

---------------- ------------ ----------------------- -------------------------- ----------------------

-------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                DETERMINATION OF THE NFEA OF THE PRESENT YEAR NFE
               FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

                                                      --------------------------
FISCAL EARNINGS                                                               0
                                                      --------------------------

                                                      --------------------------
- DETERMINED INCOME                                                           0
                                                      --------------------------

                                                      --------------------------
+ DEDUCTED WORKER'S PROP.                                                     0
                                                      --------------------------

                                                      --------------------------
- DETERMINED WORKER                                                           0
                                                      --------------------------

                                                      --------------------------
- DETERMINED RFE                                                              0
                                                      --------------------------

                                                      --------------------------
- NON DEDUCTIBLES                                                             0
                                                      --------------------------

                                                      --------------------------
NFE OF PERIOD:                                                                0
                                                      --------------------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEA AT THE END OF THE PERIOD

                                                          ----------------------
NFE BALANCE TO DECEMBER 31st Of: 2002                                 3,802,604
                                                          ----------------------

                                                          ----------------------
Number of shares Outstanding at the Date of the NFEA:             1,369,079,376
                                                          ----------------------



--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLEMENTARY

                                                          ----------------------
NFE BALANCE TO DECEMBER 31st Of: 2002                                         0
                                                          ----------------------

                                                          ----------------------
Number of shares Outstanding at the Date of the NFEA:                         0
                                                          ----------------------
                              Units
--------------------------------------------------------------------------------

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information          SIFIC/ICS           Consolidated


STOCK EXCHANGE CODE: DESC                QUARTER: 4                   YEAR: 2002
                                         ANNEX 12-A
  SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED
                                         (NFEAR)
                                  (Thousands of Pesos)

            NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

                                                         -----------------------
NFEAR BALANCE TO DECEMBER 31st Of: 2001                             0
                                                         -----------------------

                                                         -----------------------
Number of shares Outstanding at the Date of the NFEAR:              0
                                                         -----------------------

                    (Units)

-----------                               ------------
-----------Are figures fiscally audited?  ------------ Are the figures fiscally consolidated?


----------------------------------------------------------------------------------------------------------------------
            DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEAR
----------------------------------------------------------------------------------------------------------------------
     Quarter           Series            Number of shares          Date of Settlement                Amount
                                           Outstanding
------------------ ---------------- --------------------------- -------------------------- ---------------------------
------------------ ---------------- --------------------------- -------------------------- ---------------------------

------------------ ---------------- --------------------------- -------------------------- ---------------------------
                                                0                                                      0
------------------ ---------------- --------------------------- -------------------------- ---------------------------

------------------ ---------------- --------------------------- -------------------------- ---------------------------

------------------ ---------------- --------------------------- -------------------------- ---------------------------

------------------ ---------------- --------------------------- -------------------------- ---------------------------

------------------ ---------------- --------------------------- -------------------------- ---------------------------

------------------ ---------------- --------------------------- -------------------------- ---------------------------

------------------ ---------------- --------------------------- -------------------------- ---------------------------

------------------ ---------------- --------------------------- -------------------------- ---------------------------

------------------- --------------- ----------- -------------- ------------- --------- ---------- --------------------

----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                    DETERMINATION OF THE NFEAR OF THE PRESENT
          YEAR NFER FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

Fiscal Earnings
                                                                    -----------
                    + Deducted Worker's profit share                         0
                                                                    -----------

                                                                    -----------
                    - Determined income tax                                  0
                                                                    -----------

                                                                    -----------
                    - Non-Deductibles                                        0
                                                                    -----------


- (+) Earnings (loss) from foreign of profit:
                                                                    -----------
                    Determinated RFE of the fiscal year                      0
                                                                    -----------

                                                                    -----------
                    - Income Tax (Deferred ISR)                              0
                                                                    -----------

                                                                    -----------
                    * Factor to Determine the NFEAR:                         0
                                                                    -----------

                                                                    -----------
                    NFER From the period                                     0
                                                                    -----------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEAR AT THE END OF THE PERIOD

                                                                     -----------
NFEAR BALANCE TO 31 OF DECEMBER OF 2002                                       0
                                                                     -----------

                                                                     -----------
Number of Shares Outstanding at the Date of the NFEAR:                        0
                                Units                                -----------


--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLEMENTARY

                                                                     -----------
NFEAR BALANCE TO 31 OF DECEMBER OF 2002                                     0
                                                                     -----------

                                                                     -----------
Number of Shares Outstanding at the Date of the NFEAR:                      0
                                 Units                               -----------

--------------------------------------------------------------------------------

Ticker Symbol:  DESC                    Mexican Stock Exchange      Quarter 2002
DESC, S.A. de C.V. Audited Information       SIFIC/ICS              Consolidated

STOCK EXCHANGE CODE: DESC                    QUARTER: 4               YEAR: 2002

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES


-------------------- ------------- ------------ ------------------------------------------------------------------------------------
                       NOMINAL        VALID
         SERIES         VALUE        COUPON                                      NUMBER OF SHARES
-------------------- ------------- ------------ ------------------------------------------------------------------------------------
                                                                            VARIABLE
                                                FIXED PORTION               PORTION              MEXICAN               SUBSCRIPTION
-------------------- ------------- ------------ ----------------------    --------------------- ---------------------- -------------
A                         0.01300        18        5,874,799,000                                 587,479,900
-------------------- ------------- ------------ ------------------------- --------------------- ---------------------- -------------
B                         0.01300        18                                  506,257,866         506,257,866
-------------------- ------------- ------------ ------------------------- --------------------- ---------------------- -------------
C                         0.01300        18                                  275,341,610                                275,341,610
-------------------- ------------- ------------ ------------------------- --------------------- ---------------------- -------------
Total                                              5,874,799,000             781,599,476         1,093,737,766          275,341,610
-------------------- ------------- ------------ ------------------------- --------------------- ---------------------- -------------

                             ** TABLE CONTINUED **


---------------------- ---------------------------------
                            CAPITAL STOCK (THOUSANDS OF
         SERIES                         PESOS)
---------------------- ---------------------------------
                           FIXED          VARIABLE
---------------------- ---------------- ----------------
A                              7,637
---------------------- ---------------- ----------------
B                                              6,581
---------------------- ---------------- ----------------
C                                              3,580
---------------------- ---------------- ----------------
Total                          7,637         10,161
---------------------- ---------------- ----------------

                              ** TABLE COMPLETE **

TOTAL NUMBER OS SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE SHARES:
           1,369,079,376

SHARES PROPORTION BY:
CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:
                                          Repurchased own shares
                                              Market value of the share
                   Number of
   Series          Shares                 At repurchase              At Quarter
--------------- ------------- ------- ----------------------------- ------------

Ticker Symbol:  DESC                      Mexican Stock Exchange    Quarter 2002
DESC, S.A. de C.V. Audited Information          SIFIC/ICS           Consolidated

                                          MEXICAN STOCK EXCHANGE
                                               SIFIC / ICS

STOCK EXCHANGE CODE: DESC                               QUARTER: 4    YEAR: 2002
DESC, S.A. DE C.V.
                                                                    CONSOLIDATED
                                                                  Final Printing

       DECLARATION FROM THE COMPANY OFFICIALS RESPONSIBLE:

       I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

       THE ACCOUNTING PRINCIPLES AND NORMS USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE PREVIOUS YEAR.



       --------------------------   --------------------------------------------
       LIC. ARTURO D'ACOSTA RUIZ    LIC. SALVADOR S. ICAZBALCETA OCAMPO CHIEF
       FINANCIAL OFFICER            DIRECTOR OF CONTROL


                         MEXICO, D.F., AT APRIL 29, 2003

Ticker Symbol:  DESC                    Mexican Stock Exchange   Quarter 4: 2002
DESC, S.A. de C.V. Audited Information         SIFIC/ICS           Consolidated


General Data of the Issuer:
---------------------------
Corporate Name:                            Desc, S.A. de C.V.
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-98
E-Mail:                                    desc@mail.desc.com.mx
Internet Address                           www.desc.com.mx

Fiscal Data of the Issuer:
--------------------------
RFC of Company:                            DES9405182F1
Domicile:                                  Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.

Responsibility for Payments:
----------------------------
Name:                                      Lic. Alejandro de la Barreda Gomez
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-98

Data with respect to officers:
------------------------------
Mexican Stock
Exchange equivalent:                       Chairman of the Board of Directors
Title at company:                          Chairman and Chief Executive Officer
Name:                                      Mr. Fernando Senderos Mestre
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-98

Mexican Stock
Exchange equivalent:                       Chief Financial Officer
Title at company:                          Director of Finance
Name:                                      Lic. Arturo D'Acosta Ruiz
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-98
E-Mail:                                    adacosta@mail.desc.com.mx

Ticker Symbol:  DESC                    Mexican Stock Exchange   Quarter 4: 2002
DESC, S.A. de C.V. Audited Information         SIFIC/ICS           Consolidated

Mexican Stock
Exchange equivalent:                Officer in Charge of Sending Quarterly
                                     Financial Information
Title at company:                   Corporate Manager of Financial Information
Name:                               Lic. Alejandro De La Barreda Gomez
Address:                            Paseo de los Tamarindos 400-B
City:                               Bosques de las Lomas
Zip Code:                           5120
State:                              Mexico, D.F.
Telephone:                          52-61-80-00
Fax:                                52-61-80-98
E-Mail:                             abarredag@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                Alternate Officer in Charge of Sending
                                     Quarterly Financial Information
Title at company:                   Corporate Comptroller
Name:                               Lic. Salvador Icazbalceta Ocampo
Address:                            Paseo de los Tamarindos 400-B
City:                               Bosques de las Lomas
Zip Code:                           5120
State:                              Mexico, D.F.
Telephone:                          52-61-80-00
Fax:                                52-61-80-96
E-Mail:                             sicazbalceta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                Officer Responsible for Legal Affairs
Title at company:                   General Counsel
Name:                               Lic. Ramon Estrada Rivera
Address:                            Paseo de los Tamarindos 400-B
City:                               Bosques de las Lomas
Zip Code:                           5120
State:                              Mexico, D.F.
Telephone:                          52-61-80-00
Fax:                                52-61-80-97
E-Mail:                             restrada@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                Secretary of the Board of Directors
Title at company:                   Secretary of the Board of Directors
Name:                               C.P. Ernesto Vega Velasco
Address:                            Bosque de Ciruelos No. 130 Room 1203
City:                               Bosques de las Lomas
Zip Code:                           11700
State:                              Mexico, D.F.
Telephone:                          52-61-80-00
Fax:                                52-61-80-60
E-Mail:                             evega@mail.desc.com.mx

Ticker Symbol:  DESC                    Mexican Stock Exchange   Quarter 4: 2002
DESC, S.A. de C.V. Audited Information         SIFIC/ICS           Consolidated

Mexican Stock
Exchange equivalent:                 Officer in Charge of Providing Information
                                      to Investors
Title at company:                    Corporate Manager of Financial Information
Name:                                Lic.  Alejandro De La Barreda Gomez
Address:                             Paseo de los Tamarindos 400-B
City:                                Bosques de las Lomas
Zip Code:                            5120
State:                               Mexico, D.F.
Telephone:                           52-61-80-00
Fax:                                 52-61-80-97
E-Mail:                              abarredag@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                 Officer Authorized to Send Information via
                                      Emisnet
Title at company:                    Chief Financial Officer
Name:                                Lic. Arturo D'Acosta Ruiz
Address:                             Paseo de los Tamarindos 400-B
City:                                Bosques de las Lomas
Zip Code:                            5120
State:                               Mexico, D.F.
Telephone:                           52-61-80-00
Fax:                                 52-61-80-98
E-Mail:                              adascosta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                 Officer Authorized to Send Relevant Events
                                      via Emisnet
Title at company:                    Secretary of the Board of Directors
Name:                                C.P. Ernesto Vega Velasco
Address:                             Bosque de Ciruelos No. 130 Room 1203
City:                                Bosques de las Lomas
Zip Code:                            11700
State:                               Mexico, D.F.
Telephone:                           52-61-80-00
Fax:                                 52-61-80-60
E-Mail:                              evega@mail.desc.com.mx

                                                                     EXHIBIT 3

STOCK EXCHANGE CODE: DESC                     QUARTER: 1              YEAR: 2003

                           CONSOLIDATED BALANCE SHEET
                          AT MARCH 31 OF 2003 AND 2002
                              (Thousands of Pesos)

REF S      CONCEPTS                                                  QUARTER OF PRESENT FISCAL YEAR  QUARTER OF PREVIOUS FISCAL YEAR
                                                                             AMOUNT           %               AMOUNT           %
  1        TOTAL ASSETS                                                    29,352,600        100%           28,386,877        100%

  2        CURRENT ASSETS                                                   8,892,454         30%            8,482,508         30%
  3        CASH AND SHORT-TERM INVESTMENTS                                  1,106,338          4%            1,528,700          5%
  4        ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                          3,370,046         11%            3,053,644         11%
  5        OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                          1,572,661          5%              866,941          3%
  6        INVENTORIES                                                      2,843,409         10%            3,014,372         10%
  7        OTHER CURRENT ASSETS                                                     0          0%               18,851          0%
  8        LONG-TERM                                                        4,426,671         15%            4,116,951         14%
  9        ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                                  0          0%                    0          0%
           INVESTMENT IN SHARES OF SUBSIDIARIES AND
 10        NON-CONSOLIDATED ASSOCIATED                                        109,561          0%              166,387          1%
 11        OTHER INVESTMENTS                                                4,317,110         15%            3,950,564         13%
 12        PROPERTY, PLANT AND EQUIPMENT                                   13,401,967         46%           12,928,183         46%
 13        PROPERTY                                                         6,941,019         24%            6,702,578         23%
 14        MACHINERY AND INDUSTRIAL EQUIPMENT (NET)                        16,446,398         56%           15,156,302         53%
 15        OTHER EQUIPMENT                                                  2,026,905          7%            1,862,377          6%
 16        ACCUMULATED DEPRECIATION                                        12,979,135         44%           11,759,698         41%
 17        CONSTRUCTION IN PROGRESS                                           966,780          3%              966,624          3%
 18        DEFERRED ASSETS (NET)                                            1,556,405          5%            1,362,204          5%
 19        OTHER ASSETS                                                     1,075,103          4%            1,497,031          5%

 20        TOTAL LIABILITIES                                               17,712,066        100%           15,652,296        100%
 21        CURRENT LIABILITIES                                              6,994,666         39%            7,238,222         46%
 22        SUPPLIERS                                                        1,968,169         11%            1,759,091         11%
 23        BANK LOANS                                                       2,705,811         15%            3,737,641         24%
 24        STOCK MARKET LOANS                                                       0          0%                    0          0%
 25        TAXES TO BE PAID                                                   800,331          5%              393,590          3%
 26        OTHER CURRENT LIABILITIES                                        1,520,355          9%            1,347,900          9%
 27        LONG-TERM LIABILITIES                                            8,872,202         50%            6,815,605         44%
 28        BANK LOANS                                                       6,651,564         38%            4,595,559         29%
 29        STOCK MARKET LOANS                                               2,220,638         13%            2,220,046         14%
 30        OTHER LOANS                                                              0          0%                    0          0%
 31        DEFERRED LOANS                                                   1,263,143          7%            1,151,882          7%
 32        OTHER LIABILITIES                                                  582,055          3%              446,587          3%

 33        CONSOLIDATED STOCK HOLDERS' EQUITY                              11,640,534        100%           12,734,581        100%
 34        MINORITY INTEREST                                                3,871,782         33%            3,983,048         31%
 35        MAJORITY INTEREST                                                7,768,752         67%            8,751,533         69%
 36        CONTRIBUTED CAPITAL                                             12,557,803        108%           12,450,910         98%
 37        PAID-IN CAPITAL STOCK (NOMINAL)                                     17,798          0%               17,798          0%
 38        RESTATEMENT OF PAID-IN CAPITAL STOCK                            11,369,615         98%           11,262,722         88%
 39        PREMIUM ON SALES OF SHARES                                       1,170,390         10%            1,170,390          9%
 40        CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
 41        CAPITAL INCREASE (DECREASE)                                     -4,789,051        -41%           -3,699,377        -29%
 42        RETAINED EARNINGS AND CAPITAL RESERVE                           17,487,440        150%           18,687,555        147%
 43        REPURCHASE FUND OF SHARES                                          907,079          8%              907,079          7%
 44        EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER'S EQUITY           -22,860,079       -196%          -23,442,673       -184%
 45        NET INCOME FOR THE YEAR                                           -323,491         -3%              148,662          1%


STOCK EXCHANGE CODE: DESC                    QUARTER: 1               YEAR: 2003

                           CONSOLIDATED BALANCE SHEET
                          AT MARCH 31 OF 2003 AND 2002
                              (Thousands of Pesos)

REF S                               CONCEPTS                                  QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                                                                  FISCAL YEAR                    FISCAL YEAR
                                                                             AMOUNT             %            AMOUNT            %
  3           CASH AND SHORT-TERM INVESTMENTS                              1,106,338          100%         1,528,700         100%
  46          CASH                                                           391,688           35%           207,737          14%
  47          SHORT-TERM INVESTMENTS                                         714,650           65%         1,320,963          86%

  18          DEFERRED ASSETS (NET)                                        1,556,405          100%         1,362,204         100%
  48          AMORTIZED OR REDEEMED EXPENSES                                                    0%                             0%
  49          GOODWILL                                                     1,556,405          100%         1,362,204         100%
  50          DEFERRED TAXES                                                                    0%                             0%
  51          OTHER                                                                             0%                             0%

  21          CURRENT LIABILITIES                                          6,994,666          100%         7,238,222         100%
  52          FOREIGN CURRENCY LIABILITIES                                 3,936,480           56%         4,762,745          66%
  53          MEXICAN PESOS LIABILITIES                                    3,058,186           44%         2,475,477          34%

  24          STOCK MARKET LOANS
  54          COMMERCIAL PAPER                                                     0            0%                 0           0%
  55          CURRENT MATURITIES OF MEDIUM TERM NOTES                              0            0%                 0           0%
  56          CURRENT MATURITIES OF BONDS                                          0            0%                 0           0%

  26          OTHER CURRENT LIABILITIES                                    1,520,355          100%         1,347,900         100%
  57          OTHER CURRENT LIABILITIES WITH COST                                               0%                             0%
  58          OTHER CURRENT LIABILITIES WITHOUT COST                       1,520,355          100%         1,347,900         100%

  27          LONG-TERM LIABILITIES                                        8,872,202          100%         6,815,605         100%
  59          FOREIGN CURRENCY LIABILITIES                                 5,326,948           60%         4,563,015          67%
  60          MEXICAN PESOS LIABILITIES                                    3,545,254           40%         2,252,590          33%

  29          STOCK MARKET LOANS                                           2,220,638          100%         2,220,046         100%
  61          BONDS                                                                             0%                             0%
  62          MEDIUM TERM NOTES                                            2,220,638          100%         2,220,046         100%

  30          OTHER LOANS
  63          OTHER LOANS WITH COST                                                0            0%                 0           0%
  64          OTHER LOANS WITHOUT COST                                             0            0%                 0           0%

  31          DEFERRED LOANS                                               1,263,143          100%         1,151,882         100%
  65          NEGATIVE GOODWILL                                                                 0%                             0%
  66          DEFERRED TAXES                                               1,263,143          100%         1,151,882         100%
  67          OTHER                                                                             0%                             0%

  32          OTHER LIABILITIES                                              582,055          100%           446,587         100%
  68          RESERVES                                                             0            0%                 0           0%
  69          OTHER LIABILITIES                                              582,055          100%           446,587         100%

  44          EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'        -22,860,079          100%       -23,442,673         100%
              EQUITY
  70          ACCUMULATED INCOME DUE TO MONETARY POSITION                          0            0%                 0           0%
  71          INCOME FROM NON-MONETARY POSITION ASSETS                   -22,860,079          100%       -23,442,673         100%


STOCK EXCHANGE CODE: DESC                  QUARTER: 1                YEAR: 2003

                           CONSOLIDATED BALANCE SHEET
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                                QUARTER OF PRESENT    QUARTER OF PREVIOUS
    REF S       CONCEPTS                                           FISCAL YEAR             FISCAL YEAR
                                                                      AMOUNT                 AMOUNT
      72        WORKING CAPITAL                                     1,897,788               1,244,288
      73        PENSIONS FUND AND SENIORITY PREMIUMS                 599,820                 638,112
      74        EXECUTIVES (*)                                          0                       0
      75        EMPLOYERS (*)                                         5,787                   7,522
      76        WORKERS (*)                                           10,336                 11,891
      77        CIRCULATION SHARES (*)                            1,369,079,376           1,369,079,376
      78        REPURCHASED SHARES (*)                                  0                       0




(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

                          CONSOLIDATED INCOME STATEMENT
                FROM JANUARY THE 1ST TO MARCH 31 OF 2003 AND 2002
                              (Thousands of Pesos)

                                                                              QUARTER OF PRESENT         QUARTER OF PREVIOUS
    REF R       CONCEPTS                                                         FISCAL YEAR                 FISCAL YEAR
                                                                               AMOUNT          %         AMOUNT            %
      1         NET SALES                                                    5,126,462       100%      4,892,226         100%
      2         COST OF SALES                                                4,021,345        78%      3,676,690          75%
      3         GROSS INCOME                                                 1,105,117        22%      1,215,536          25%
      4         OPERATING EXPENSES                                             887,027        17%        841,110          17%
      5         OPERATING INCOME                                               218,090         4%        374,426           8%
      6         TOTAL FINANCING COST                                           433,260         8%        -35,795          -1%
      7         INCOME AFTER FINANCING COST                                   -215,170        -4%        410,221           8%
      8         OTHER FINANCIAL OPERATIONS                                       9,766         0%         15,310           0%
      9         INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING               -224,936        -4%        394,911           8%
      10        RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                   92,402         2%        172,633           4%
      11        NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING            -317,338        -6%        222,278           5%
      12        SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED             0         0%              0           0%
                ASSOCIATES
      13        CONSOLIDATED NET INCOME OF CONTINUOUS                         -317,338        -6%        222,278           5%
      14        INCOME OF DISCONTINUOUS OPERATIONS                                   0         0%              0           0%
      15        CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS            -317,338        -6%        222,278           5%
      16        EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                            0         0%         25,135           1%
      17        NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN                0         0%              0           0%
                ACCOUNTING PRINCIPLES
      18        NET CONSOLIDATED INCOME                                       -317,338        -6%        197,143           4%
      19        NET INCOME OF MINORITY INTEREST                                  6,153         0%         48,482           1%
      20        NET INCOME OF MAJORITY INTEREST                               -323,491        -6%        148,661           3%


                          CONSOLIDATED INCOME STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                     QUARTER OF PRESENT               QUARTER OF PREVIOUS
REF R         CONCEPTS                                                  FISCAL YEAR                        FISCAL YEAR
                                                                      AMOUNT         %               AMOUNT               %
  1           NET SALES                                             5,126,462       100%            4,892,226            100%
 21           DOMESTIC                                              2,780,695        54%            2,687,070             55%
 22           FOREIGN                                               2,345,767        46%            2,205,156             45%
 23           TRANSLATED INTO DOLLARS (***)                           215,682         4%              228,436              5%

  6           TOTAL FINANCING COST                                    433,260       100%              -35,795            100%
 24           INTEREST PAID                                           240,995        56%              226,367           -632%
 25           EXCHANGE LOSSES                                         278,437        64%             -116,626            326%
 26           INTEREST EARNED                                          11,154         3%               46,031           -129%
 27           EXCHANGE PROFITS                                              0         0%                                   0%
 28           GAIN DUE TO MONETARY POSITION                           -75,018       -17%              -99,505            278%

  8           OTHER FINANCIAL OPERATIONS                                9,766       100%               15,309            100%
 29           OTHER NET EXPENSES (INCOME) NET                           9,766       100%               15,309            100%
 30           (PROFIT) LOSS ON SALE OF OWN SHARES                           0         0%                    0              0%
 31           (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS               0         0%                    0              0%

 10           RESERVE FOR TAXES AND WORKERS' PROFIT SHARING            92,402       100%              172,633            100%
 32           INCOME TAX                                               88,108        95%              183,290            106%
 33           DEFERRED INCOME TAX                                     -18,182       -20%              -49,194            -28%
 34           WORKERS' PROFIT SHARING                                  22,476        24%               38,537             22%
 35           DEFERRED WORKERS' PROFIT SHARING                              0         0%                    0              0%


                          CONSOLIDATED INCOME STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                                    QUARTER OF PRESENT       QUARTER OF PREVIOUS
     REF R        CONCEPTS                                              FISCAL YEAR               FISCAL YEAR
                                                                           AMOUNT                   AMOUNT
36                TOTAL SALES                                            5,395,195                 5,093,611
37                TAX RESULT                                                     0                         0
38                NET SALES (**)                                        20,075,415                21,238,133
39                OPERATION INCOME (**)                                    897,391                 1,706,580
40                NET INCOME OF MAJORITY INTEREST (**)                  -1,581,120                     2,257
41                NET CONSOLIDATED INCOME (**)                          -1,750,418                   186,137


                        CONSOLIDATED CASH FLOW STATEMENT
                FROM JANUARY THE 1ST TO MARCH 31 OF 2003 AND 2002
                              (THOUSANDS OF PESOS)


                                                                                         QUARTER OF PRESENT   QUARTER OF PREVIOUS
      REF C        CONCEPTS                                                                 FISCAL YEAR            FISCAL YEAR
                                                                                               AMOUNT                 AMOUNT
        1          CONSOLIDATED NET INCOME                                                    -317,338                197,143
        2          +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH                  334,062                296,083
        3          CASH FLOW FROM NET INCOME OF THE YEAR                                        16,724                493,226
        4          CASH FLOW FROM CHANGE IN WORKING CAPITAL                                   -360,326                  7,966
        5          CASH GENERATED (USED) IN OPERATING ACTIVITIES                              -343,602                501,192
        6          CASH FLOW FROM EXTERNAL FINANCING                                          -791,774               -257,684
        7          CASH FLOW FROM INTERNAL FINANCING                                                 0               -105,237
        8          CASH FLOW GENERATED (USED) BY FINANCING                                    -791,774               -362,921
        9          CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES                        -196,057               -125,462
       10          NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS               -1,331,433                 12,809
       11          CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD                2,437,770              1,515,890
       12          CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD                      1,106,338              1,528,700


                        CONSOLIDATED CASH FLOW STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                        QUARTER OF PRESENT         QUARTER OF PREVIOUS
    REF C       CONCEPTS                                                    FISCAL YEAR                FISCAL YEAR
                                                                              AMOUNT                     AMOUNT
      2         + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE               334,062                  296,083
      13        DEPRECIATION AND AMORTIZATION FOR THE YEAR                     334,062                  296,083
      14        + (-) NET INCREASE (DECREASE) IN PENSIONS FUND                       0                        0
                AND SENIORITY PREMIUMS
      15        + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                            0                        0
      16        + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES                    0                        0
                ACTUALIZATION
      17        + (-) OTHER ITEMS                                                    0                        0

      4         CASH FLOW FROM CHANGE IN WORKING CAPITAL                      -360,326                    7,967
      18        + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE               -840,681                 -134,820
      19        + (-) DECREASE (INCREASE) IN INVENTORIES                       219,080                  577,844
      20        + (-) DECREASE (INCREASE) IN OTHER ACCOUNT                     103,942                   36,384
                RECEIVABLE
      21        + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                 -149,352                  -66,680
      22        + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                 306,686                 -404,762

      6         CASH FLOW FROM EXTERNAL FINANCING                             -791,774                 -257,684
      23        + SHORT-TERM BANK AND STOCK MARKET FINANCING                  -841,527                  447,356
      24        + LONG-TERM BANK AND STOCK MARKET FINANCING                     49,754                 -705,040
      25        + DIVIDEND RECEIVED                                                  0                        0
      26        + OTHER FINANCING                                                    0                        0
      27        (-) BANK FINANCING AMORTIZATION                                      0                        0
      28        (-) STOCK MARKET AMORTIZATION                                        0                        0
      29        (-) OTHER FINANCING AMORTIZATION                                     0                        0

      7         CASH FLOW FROM INTERNAL FINANCING                                    0                 -105,237
      30        + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                          0                        0
      31        (-) DIVIDENDS PAID                                                   0                 -105,237
      32        + PREMIUM ON SALE OF SHARES                                          0                        0
      33        + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                          0                        0

      9         CASH FLOW GENERATED (UTILIZED) IN INVESTMENT                  -196,056                 -125,462
                ACTIVITIES
      34        + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF                    0                   14,625
                A PERMANENT NATURE
      35        (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT              -129,274                  -49,085
      36        (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                      -66,783                  -91,002
      37        + SALE OF OTHER PERMANENT INVESTMENTS                                0                        0
      38        + SALE OF TANGIBLE FIXED ASSETS                                      0                        0
      39        + (-) OTHER ITEMS                                                    0                        0


                                     RATIOS
                                  CONSOLIDATED

                                                                                      QUARTER OF PRESENT     QUARTER OF PREVIOUS
REF P                                       CONCEPTS                                      FISCAL YEAR             FISCAL YEAR
             YIELD
  1          NET INCOME TO NET SALES                                                      -6.19      %           4.03       %
  2          NET INCOME TO STOCK HOLDERS' EQUITY (**)                                    -20.35      %           0.03       %
  3          NET INCOME TO TOTAL ASSETS (**)                                              -5.96      %           0.66       %
  4          CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                                    0         %           0          %
  5          INCOME DUE TO MONETARY POSITION TO NET INCOME                               -23.64      %          50.47       %

             ACTIVITY
  6          NET SALES TO NET ASSETS (**)                                                  0.68    TIMES         0.75     TIMES
  7          NET SALES TO FIXED ASSETS (**)                                                1.5     TIMES         1.64     TIMES
  8          INVENTORIES ROTATION (**)                                                     5.19    TIMES         5.26     TIMES
  9          ACCOUNTS RECEIVABLE IN DAYS OF SALES                                         51        DAYS        49         DAYS
 10          PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                             0         %           7.73       %

             LEVERAGE
 11          TOTAL LIABILITIES TO TOTAL ASSETS                                            60.34      %          55.14       %
 12          TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                                    1.52    TIMES         1.23     TIMES
 13          FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                            52.3       %          59.58       %
 14          LONG-TERM LIABILITIES TO FIXED ASSETS                                        66.2       %          52.72       %
 15          OPERATING INCOME TO INTEREST PAID                                             0.90    TIMES         1.65     TIMES
 16          NET SALES TO TOTAL LIABILITIES (**)                                           1.13    TIMES         1.36     TIMES

             LIQUIDITY
 17          CURRENT ASSETS TO CURRENT LIABILITIES                                         1.27    TIMES         1.17     TIMES
 18          CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                          0.86    TIMES         0.76     TIMES
 19          CURRENTS ASSETS TO TOTAL LIABILITIES                                          0.50    TIMES         0.54     TIMES
 20          AVAILABLE ASSETS TO CURRENT LIABILITIES                                      15.82      %          21.12       %

             CASH FLOW
 21          CASH FLOW FROM NET INCOME TO NET SALES                                        0.33      %          10.08       %
 22          CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES                       -7.03      %           0.16       %
 23          CASH GENERATED (USED) IN OPERATING TO INTEREST PAID                          -1.43    TIMES         2.21     TIMES
 24          EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING                    100         %          71          %
 25          INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING                      0         %          29          %
 26          ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED)        65.94      %          39.12       %
             IN INVESTMENT ACTIVITIES



(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                                 DATA PER SHARE

REF D  CONCEPTS                                                                    QUARTER OF PRESENT           QUARTER OF PREVIOUS
                                                                                     FINANCIAL YEAR                FINANCIAL YEAR
                                                                                         AMOUNT                       AMOUNT
  1    BASIC PROFIT PER ORDINARY SHARE (**)                                        $  -1.12                     $   0.01
  2    BASIC PROFIT PER PREFERRED SHARE (**)                                       $   0                        $   0
  3    DILUTED PROFIT PER ORDINARY SHARE (**)                                      $   0                        $   0
  4    CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)                            $   0                        $   0
  5    EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER        $   0.00                     $   0.00
       SHARE (**)
  6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT      $   0                        $   0
       PER SHARE (**)
  7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT     $   0                        $   0
       PER SHARE (**)
  8    CARRYING VALUE PER SHARE                                                    $   5.67                     $   6.05
  9    CASH DIVIDEND ACCUMULATED PER SHARE                                         $   0                        $
 10    DIVIDEND IN SHARES PER SHARE                                                     0           SHARES           0        SHARES
 11    MARKET PRICE TO CARRYING VALUE                                                  3.66          TIMES          5.48      TIMES
 12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)                             0            TIMES           0        TIMES
 13    MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)                            0                            0



(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
MONTHS

PRESS RELEASE

See Exhibit 1 to the Registrant's Form 6-K to which this document is included as an exhibit.

SIGNIFICANT ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE BALANCES INCLUDED IN THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED FOR INCLUSION THEREIN. ALTHOUGH ACTUAL RESULTS MAY DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED WERE APPROPRIATE IN THE CIRCUMSTANCES.

THE SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE AS FOLLOWS:

CHANGES IN ACCOUNTING POLICIES - IN 2001 THE NEW BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS, AND REQUIRES RECOGNITION OF ALL EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, UNDER NET COMPREHENSIVE FINANCIAL RESULT. THE FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND EFFECTIVELY FUNCTION AS HEDGING OF ASSETS AND LIABILITIES OR FUTURE TRANSACTIONS WILL AFFECT THE ASSETS, LIABILITIES OR THE RESPECTIVE TRANSACTIONS WHEN THEY ARE REALIZED, SETTLED OR TAKE PLACE, RESPECTIVELY.

AS OF 2001, INTERNATIONAL ACCOUNTING STANDARD 40, "INVESTMENT PROPERTIES," ENTERED INTO EFFECT ON A SUPPLEMENTAL BASIS, ESTABLISHING VALUATION CRITERIA FOR PROPERTIES WHOSE PURPOSE IS TO GENERATE PROFITS OR INCREASE VALUE OR BOTH. PURSUANT TO CIRCULAR 55 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THE VALUATION MODEL APPLICABLE TO MEXICO IS THE COST MODEL, WHICH ESTABLISHES THAT SUCH PROPERTIES MUST BE VALUED AT ACQUISITION AND/OR CONSTRUCTION COST AND ARE RESTATED BY APPLYING THE NPCI, LESS THE RESPECTIVE ACCUMULATED DEPRECIATION.

BEGINNING JANUARY 2000, THE COMPANY ADOPTED THE PROVISIONS OF NEW BULLETIN D-4, "ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING". THE EFFECT OF THE ADOPTION WAS TO RECOGNIZE, AN INITIAL LONG-TERM LIABILITY FOR DEFERRED INCOME TAXES AFFECTING STOCKHOLDERS' EQUITY UNDER "CUMULATIVE EFFECT OF INITIAL RECOGNITION OF DEFERRED INCOME TAXES"

AS A RESULT OF THE IMPLEMENTATION OF THE ADOPTION OF BULLETIN D-4 MENTIONED ABOVE, THE COMPANY CHANGED ITS METHOD FOR RECORDING THE EFFECT FROM TAX CONSOLIDATION. UNTIL 1999, IT WAS RECORDED IN THE YEAR IN WHICH THE RESPECTIVE ANNUAL CONSOLIDATED TAX RETURN WAS FILED. BEGINNING IN 2000, THIS BENEFIT IS RECORDED IN RESULTS OF THE YEAR IN WHICH THE BENEFIT IS GENERATED.

BASIS OF CONSOLIDATION - THE ACCOMPANYING CONSOLIDATED FINAN-CIAL STATEMENTS INCLUDE THOSE OF DESC AND THE SUBSIDIARIES IN WHICH THERE IS STOCKHOLDING AND ADMINISTRATIVE CONTROL. ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS AND BALANCES HAVE BEEN ELIMINATED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS.

THE EQUITY IN NET INCOME (LOSS) AND CHANGES IN STOCKHOLDERS' EQUITY OF THOSE SUBSIDIARIES THAT WERE ACQUIRED OR SOLD, HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS AS OF OR UP TO THE DATE ON WHICH THE TRANSACTIONS TOOK PLACE AND WAS RESTATED IN TERMS OF THE PURCHASING POWER AS OF THE END OF THE LATEST PERIOD.

INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCON-SOLIDATED SUBSIDIARIES ARE RECORDED USING THE EQUITY METHOD.

TRANSLATION OF FINANCIAL STATEMENTS OF SUBSIDIARIES - THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT AN INTEGRAL PART OF THE MEXICAN COMPANIES ("FOREIGN ENTITIES"), ARE RESTATED FOR THE INFLATION RATE OF THE RESPECTIVE FOREIGN COUNTRY AND ARE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE END OF THE YEAR. THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE AN INTEGRAL PART OF THE MEXICAN COMPANIES ("INTEGRATED FOREIGN OPERATIONS"), ARE TRANSLATED USING YEAREND EXCHANGE RATES FOR MONETARY ITEMS AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, AND THE TRANSLATED FINANCIAL STATEMENTS ARE THEN RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) OF MEXICO. THE EFFECTS OF TRANSLATING FOREIGN ENTITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY IN THE "CUMULATIVE EFFECT OF RESTATEMENT" ACCOUNT. THE EFFECTS OF TRANSLATING INTEGRATED FOREIGN OPERATIONS ARE INCLUDED IN THE "INTEGRAL FINANCING RESULT" OF THE YEAR IN THE "MONETARY POSITION GAIN" ACCOUNT. SUCH EFFECTS ARE NOT SIGNIFICANT.

RECOGNITION OF THE EFFECTS OF INFLATION - THE COMPANIES RESTATE ALL OF THEIR FINANCIAL STATEMENTS IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE END OF THE LATEST PERIOD, THEREBY COMPREHENSIVELY RECOGNIZING THE EFFECTS OF INFLATION. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE RESPEC-TIVE YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, BECAUSE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER.

CASH EQUIVALENTS - INVESTMENTS IN MARKETABLE SECURITIES CONSIST MAINLY OF ACCEPTANCES, BANK PROMISSORY NOTES, AND PAPER ISSUED BY THE MEXICAN AND UNITED STATES OF AMERICA GOVERNMENTS, AT MARKET (COST PLUS ACCRUED INTEREST).

INVENTORIES AND COST OF SALES - INVENTORIES ARE ORIGINALLY RECORDED AT THEIR ACQUISITION OR MANUFACTURING COST AND RESTATED TO THEIR SPECIFIC NET REPLACEMENT COST WITHOUT EXCEEDING NET REALIZABLE VALUE. SUBSTANTIALLY ALL SUBSIDIARIES COMPUTE COST OF SALES USING THE REPLACEMENT COST AT THE TIME OF SALE.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS - UNDEVELOPED LAND REPRESENTS LAND RESERVES THAT, TOGETHER WITH DEVELOPED LAND AND ONGOING AND COMPLETED PROJECTS, ARE CONSIDERED NON-CURRENT INVENTORIES, SINCE THEY ARE HELD FOR SALE. THEY INCLUDE ACQUISITION, DEVELOPMENT AND CONSTRUCTION COSTS AND ARE RESTATED IN U.S. DOLLARS BASED ON THE SLIPPAGE OF THE MARKET EXCHANGE RATE FOR THE PURPOSE OF SHOWING VALUES IN ACCORDANCE WITH THE CURRENT SITUATION OF THE REAL ESTATE MARKET.

THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE REAL ESTATE PROJECTS IN PROGRESS, IN ADDITION TO THEIR CONSTRUCTION AND DEVELOPMENT COSTS.

INVESTMENT IN SHARES - INVESTMENT IN SHARES HAS BEEN RECORDED USING THE EQUITY METHOD, BASED ON THE FINANCIAL STATEMENTS PREPARED ON THE SAME BASIS AS THOSE OF THE COMPANY, AND IS PRESENTED UNDER OTHER ASSETS IN THE BALANCE SHEET.

PROPERTY, PLANT AND EQUIPMENT - THIS ITEMS IS RECORDED AT ACQUISITION COST AND IS RESTATED BY USING NCPI FACTORS. FOR FOREIGN FIXED ASSETS, THEIR ACQUISITION COST IS RESTATED FOR INFLATION OF THE COUNTRY OF ORIGIN AND THE FLUCTUATION OF THE MEXICAN PESO AGAINST SUCH CURRENCY IS CONSIDERED.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE REMAINING USEFUL LIVES OF THE ASSETS.

THE COMPANIES CAPITALIZE THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE CONSTRUCTION IN PROGRESS AND THE INSTALLATION OF EQUIPMENT, UNTIL THEY ARE PLACED IN SERVICE.

IMPAIRMENT OF FIXED ASSETS - THE AMOUNTS SHOWN IN THE ACCOMPANYING CONSOLIDATED STATEMENTS OF INCOME BASICALLY REFER TO THE REDUCTION IN VALUE OF PROPERTY AND EQUIPMENT OF SOME PRODUCTIVE FACILITIES, IN ORDER TO REFLECT THEIR REALIZABLE VALUE IN ACCORDANCE WITH THE CURRENT SITUATION OF SUCH BUSINESSES.

GOODWILL - THE GOODWILL RESULTING FROM ACQUISITIONS MADE IN EXCESS OF BOOK VALUE IS AMORTIZED OVER PERIODS RANGING FROM FIVE TO 20 YEARS, THE TERMS OVER WHICH THE BENEFITS FROM THE INVESTMENT WILL BE REALIZED.

FINANCIAL INSTRUMENTS - FINANCIAL ASSETS AND LIABILITIES RESULTING FROM ANY TYPE OF FINANCIAL INSTRUMENT, EXCEPT FOR INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY, ARE PRESENTED IN THE BALANCE SHEET AT FAIR VALUE. THE EFFECTS OF THE VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY ARE VALUED AT ACQUISITION COST. THE COSTS AND YIELDS OF FINANCIAL INSTRUMENTS ARE RECOGNIZED IN RESULTS OF THE PERIOD IN WHICH THEY OCCUR.

DERIVATE FINANCIAL INSTRUMENTS - THE INTERNAL CONTROL SYSTEM ESTABLISHED BY THE COMPANY INCLUDES POLICIES AND PROCEDURES TO MANAGE ITS EXPOSURE TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES USING DERIVATIVE FINANCIAL INSTRUMENTS. THESE INSTRUMENTS ARE TRADED ONLY WITH AUTHORIZED INSTITUTIONS AND READING LIMITS HAVE BEEN ESTABLISHED FOR EACH INSTITUTION. THE COMPANY DOES NOT CARRY OUT TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS FOR THE PURPOSE OF SPECULATION.

THE DERIVATIVE FINANCIAL INSTRUMENTS CURRENTLY USED BY THE COMPANY ARE PRIMARILY HEDGE CONTRACTS TO REDUCE ITS EXPOSURE TO EXCHANGE RATE FLUCTUATIONS. PREMIUMS PAID ARE AMORTIZED OVER THE TERM OF THE DERIVATIVE FINANCIAL INSTRUMENT USING THE UNPAID BALANCE OF THE LIABILITY BEING HEDGED.

DERIVATIVE FINANCIAL INSTRUMENTS IDENTIFIED AS HEDGES ARE VALUED BY APPLYING THE SAME VALUATION CRITERIA USED FOR THE ASSETS OR LIABILITIES HEDGED, AND THE EFFECTS OF THEIR VALUATION ARE RECOGNIZED IN RESULTS OF OPERATIONS, NET OF COSTS, EXPENSES, OR REVENUE FROM THE ASSETS OR LIABILITIES WHOSE RISKS ARE BEING HEDGED. THE FINANCIAL ASSETS OR LIABILITIES GENERATED BY THESE INSTRUMENTS ARE PRESENTED IN THE BALANCE SHEET AS A REDUCTION OF THE LIABILITIES OR ASSETS WHOSE RISKS ARE BEING HEDGED.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING - INCOME TAX (ISR) AND EMPLOYEE STATUTORY PROFIT-SHARING (PTU) ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED. DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES, PLUS ANY FUTURE BENEFITS FROM TAX LOSS CARRYFORWARDS DEFERRED INCOME TAX ASSETS ARE REDUCES BY ANY BENEFITS THAT, IN THE OPINION OF MANAGEMENT, WILL PROBABLY NOT BE REALIZED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

THE ASSET TAX PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED ON THE BALANCE SHEET WITH DEFERRED ISR.

EMPLOYEE RETIREMENT OBLIGATIONS - THE LIABILITY FROM SENIORITY PREMIUMS, PENSIONS AND RETIREMENT PAYMENTS, WHICH IS SIMILAR TO A PENSION, IS RECORDED AS ACCRUED, AND IS CALCULATED BY INDEPENDENT ACTUARIES BASED ON THE PROJECTED

CREDIT UNIT METHOD, AT REAL INTEREST RATES. THEREFORE, THE LIABILITY IS BEING RECOGNIZED WHICH, AT PRESENT VALUE, IS EXPECTED TO COVER THE OBLIGATION FOR THESE BENEFITS AT THE ESTIMATED RETIREMENT DATE OF ALL THE COMPANIES' EMPLOYEES. SEVERANCE PAYMENTS ARE CHARGED TO RESULTS WHEN THEY ARE DETERMINED TO BE PAYABLE.

RESTATED STOCKHOLDERS' EQUITY - THIS ITEM CONSISTS OF MONETARY POSITION RESULT ACCUMULATED THROUGH THE FIRST RESTATEMENT OF THE FINANCIAL STATEMENTS AND THE GAIN (LOSS) FROM HOLDING MONETARY ASSETS, BECAUSE PRICE LEVELS INCREASED ABOVE (BELOW) INFLATION.

REVENUE RECOGNITION - REVENUES OF THE SUBSIDIARIES OF THE AUTOPARTS, CHEMICAL AND FOOD SECTORS ARE RECOGNIZED WHEN THE INVENTORIES ARE DELIVERED OR SHIPPED TO CUSTOMERS AND CUSTOMERS ASSUME RESPONSIBILITY FOR THEM.

THE REAL ESTATE SECTOR RECOGNIZES THE REVENUES AND COSTS FROM SALES OF URBANIZED PLOTS OF LAND IN RESULTS WHEN THE SALES ARE FORMALIZED AND THE DEPOSITS SECURING THE TRANSACTION ARE RECEIVED. THE INDIVIDUAL ASSIGNMENT OF THE COST OF THE LAND AND REAL ESTATE PROJECT TAKES INTO CONSIDERATION THE RELATIVE SELLING PRICE OF THE TOTAL PROJECT SO AS TO MAINTAIN THE SAME PROFIT MARGIN THROUGHOUT THE PROJECT.

REVENUES AND COSTS FROM REAL ESTATE PROJECTS ARE RECORDED ORIGINALLY AS A DEFERRED CREDIT FOR CONSTRUCTION COMMITMENTS AND AS REAL ESTATE PROJECTS IN PROCESS, AND ARE RECOGNIZED IN RESULTS BASED ON THE "PERCENTAGE OF COMPLETION" METHOD. THEREFORE, REVENUE IS MATCHED WITH COSTS INCURRED TO REACH THE STAGE OF COMPLETION TO TERMINATE THE PROJECT. IF THE LAST ESTIMATED COSTS DETERMINED EXCEED THE TOTAL REVENUES CONTRACTED, THE RESPECTIVE PROVISION IS CHARGED TO RESULTS OF THE YEAR.

INTEGRAL FINANCIAL RESULT - THIS REPRESENTS THE NET EFFECT OF INTEREST EARNED AND INCURRED, EXCHANGE GAINS AND LOSSES AND MONETARY POSITION GAIN OR LOSS ON, WHICH IS THE RESULT OF MAINTAINING MONETARY ASSETS AND LIABILITIES WHOSE REAL PURCHASING POWER IS MODIFIED BY THE EFFECTS OF INFLATION.

FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EFFECTIVE EXCHANGE RATE AT THE DATE THE TRANSACTIONS ARE CARRIED OUT AND FOREIGN CURRENCY ASSETS AND LIABILITIES ARE ADJUSTED TO THE EXCHANGE RATE EFFECTIVE AT YEAREND.

INCOME PER SHARE - BASIC INCOME (LOSS) PER ORDINARY SHARE IS CALCULATED BY DIVIDING CONSOLIDATED NET INCOME (LOSS) OF MAJORITY STOCKHOLDERS BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

COMPREHENSIVE INCOME (LOSS) - COMPREHENSIVE INCOME (LOSS IS COMPRISED OF THE NET CONSOLIDATED INCOME FOR THE PERIOD PLUS (LESS) ANY GAINS OR LOSSES THAT UNDER SPECIFIC ACCOUNTING REGULATIONS ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY, SUCH AS THE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS.

                                     ANNEX 3

                                 SHARE OWNERSHIP

                                                                              NUMBER OF
                          COMPANY NAME                   MAIN ACTIVITIES       SHARES        OWNERSHIP     (THOUSANDS OF PESOS)
                                                                                                         ACQUISITION       PRESENT
                          SUBSIDIARIES                                                                      COST            VALUE
BOSQUES DE LAS LOMAS, S.A. DE C.V.                  REAL ESTATE SECTOR       43,189,000       100.00       164,322         164,322
CLUB ECUESTRE CHILUCA, S.A. DE C.V.                 REAL ESTATE SECTOR       15,274,170        78.00       433,433         433,433
PROMOCIONES BOSQUES, S.A. DE C.V.                   REAL ESTATE SECTOR       82,212,000       100.00       422,240         422,240
CORPORATIVO DINE, S.A. DE C.V                       REAL ESTATE SECTOR      238,390,000       100.00        45,895          45,895
HOLDING DICOMEX, S.A. DE C.V                        REAL ESTATE SECTOR      141,740,000        50.00        79,172          79,172
PROMOTORA INMOBILIARIA HIDALGUENSE, S.A  DE C.V.    REAL ESTATE SECTOR       12,876,272        59.31        12,505          12,505
TURISTICA AKKO, S.A. DE C.V.                        REAL ESTATE SECTOR           10,000       100.00        -1,460          -1,460
BOSQUES DE SANTA FE,  S.A. DE C.V.                  REAL ESTATE SECTOR               50        98.00       -47,896         -47,896
CANA DE SANTA FE, S.A DE C.V.                       REAL ESTATE SECTOR      278,000,000        73.00       826,884         826,884
INMOBILIARIA DINE, S.A. DE C.V.                     REAL ESTATE SECTOR       10,010,200       100.00        65,005          65,005
CANTILES DE MITA                                    REAL ESTATE SECTOR       54,326,326        95.90     1,372,696       1,372,696
CLUB DE GOLF PUNTA MITA, S.A. DE C.V.               REAL ESTATE SECTOR       12,410,869        87.69       138,768         138,768
RESORT CLUB PUNTA MITA, S.A. DE C..V                REAL ESTATE SECTOR           50,000       100.00         9,611           9,611
UNIK, S.A. DE C.V.                                  AUTOMOTIVE SECTOR       700,968,215       100.00     3,464,584       3,464,584
CORFUERTE, S.A. DE C.V.                             FOOD SECTOR             643,205,800        77.30       405,590         405,590
AGROKEN, S.A. DE C.V.                               FOOD SECTOR             366,460,475       100.00       530,847         530,847
AUTHENTIC SPECIALITY FOODS                          FOOD SECTOR                 291,101        81.31     1,093,760       1,093,760
AGROBIOS CORPORATIVO                                FOOD SECTOR                 550,000       100.00        36,823          36,823
CID CENTRO DE INVESTIGACION Y DESARROLLO            CHEMICAL SECTOR         190,386,900       100.00        23,864          23,864
DIRECCION IRSA, S.A. DE C.V.                        CHEMICAL SECTOR           4,201,745       100.00       -51,434         -51,434
FENOQUIMIA, S.A. DE C.V.                            CHEMICAL SECTOR           4,998,994       100.00      -212,614        -212,614
FORESTACIONES OPERATIVAS DE MEXICO, S.A.            CHEMICAL SECTOR              31,658       100.00        18,625          18,625
GIRSA CORPORATIVO, S.A. DE C.V.                     CHEMICAL SECTOR           5,509,998       100.00        22,123          22,123
GIRSA INMOBILIARIA, S.A. DE C.V.                    CHEMICAL SECTOR         615,124,720       100.00       721,122         721,122
H2ORIZONTES, S.A. DE C.V.                           CHEMICAL SECTOR              49,950       100.00        -4,708          -4,708
PRODUCTOS DE CONSUMO RESISTOL, S.A. DE C.V.         CHEMICAL SECTOR         691,180,902       100.00       -38,144         -38,144
QUIMIR, S.A. DE C.V.                                CHEMICAL SECTOR           1,930,986       100.00        87,213          87,213
RESIRENE, S.A. DE C.V.                              CHEMICAL SECTOR         236,058,979       100.00       202,272         202,272
TECNO INDUSTRIA RF, S.A. DE C.V.                    CHEMICAL SECTOR          10,673,496       100.00        57,619          57,619
REXCEL, S.A. DE C.V.                                CHEMICAL SECTOR           1,000,997       100.00       120,604         120,604
INDUSTRIAS NEGROMEX, S.A. DE C.V.                   CHEMICAL SECTOR         410,044,831       100.00       605,281         605,281
DYNASOL ELASTOMEROS, S.A. (ESPANA)                  CHEMICAL SECTOR                   1        50.00       408,483         408,483
DYNASOL GESTION, S.A.                               CHEMICAL SECTOR                   1        50.00         2,008           2,008
DYNASOL, L.L.C.                                     CHEMICAL SECTOR                   1        50.00        12,581          12,581
PARATEC ELASTOMERS, L.L.C.                          CHEMICAL SECTOR                   1        98.93        29,015          29,015
PlASTIGLAS DE MEXICO, S.A. DE C.V.                  CHEMICAL SECTOR         200,778,189        95.00        88,038          88,038
PARATEC, S.A. de C.V.                               CHEMICAL SECTOR              73,960        28.70       183,111         183,111
AEROPYCSA, S.A. DE C.V.                             SERVICES COMPANIES      648,309,280       100          113,047         113,047
CORPORATIVO ARCOS                                   SERVICES COMPANIES      260,524,996       100           57,344          57,344
PROMOCION Y CONTROL, S.A. DE C.V.                   SERVICES COMPANIES        1,254,000       100            6,096           6,096
BIG SOFT                                            SERVICES COMPANIES        1,449,999       100            6,910           6,910
PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.         SERVICES COMPANIES          244,498       100            1,675           1,675
SERCOR                                              SERVICES COMPANIES              449       100           -1,150           -1150
BIOQUIMEX                                           CHEMICAL SECTOR          28,922,181       100.00         9,581           9,581
OTHER SUBSIDIARIES (4)       (NO. OF SUBS.:)                                          1         0              126             126

Associates

1. Others                                           Services                          1       100       11,521,467      11,521,468
TOTAL OTHER INVESTMENTS                                                                                    109,561         109,561


Other Permanent Investments                                                                                              4,317,110

Total                                                                                                                   15,948,139

                                     ANNEX 4
                          PROPERTY, PLANT AND EQUIPMENT
                              (THOUSANDS OF PESOS)

CONCEPT                                       ACCUMULATED                                     DEPRECIATION ON      CARRYING VALUE
                           ACQUISITION COST   DEPRECIATION  CARRYING VALUE   REVALUATION        REVALUATION          + REV - DEP
DEPRECIATION ASSETS
PROPERTY                       1,792,610          398,573      1,394,037       4,012,814          1,941,166           3,465,685
MACHINERY                      6,776,446        3,334,649      3,441,797       9,669,952          6,003,797           7,107,952
TRANSPORT EQUIPMENT              190,984          124,733         66,251          77,740             23,177             120,814
OFFICE EQUIPMENT                 113,690           68,533         45,157          78,569             49,342              74,384
COMPUTER EQUIPMENT               313,242          277,180         36,062          81,814             75,107              42,769
OTHER                            351,592          170,051        181,541         819,274            512,827             487,988
TOTAL DEPRECIATION             9,538,564        4,373,719      5,164,845      14,740,163          8,605,416          11,299,592

NON DEPRECIATION ASSETS
GROUNDS                          260,403                0        260,403         875,192                  0           1,135,595
CONSTRUCTIONS IN PROCESS         966,780                0        966,780               0                  0             966,780
OTHER                                  0                0              0               0                  0                   0
TOTAL NON DEPRECIABLES         1,227,183                0      1,227,183         875,192                  0           2,102,375

TOTAL                         10,765,747        4,373,719      6,392,028      15,615,355          8,605,416          13,401,967


                                     ANNEX 5
                                 LOAN BREAKDOWN
                              (THOUSANDS OF PESOS)

--------------------------------------------------------------------------------
STOCK EXCHANGE CODE:DESC            QUARTER: 1                       YEAR: 2003
--------------------------------------------------------------------------------
                                     ANNEX 5
--------------------------------------------------------------------------------
                                CREDITS BREAKDOWN
--------------------------------------------------------------------------------
                              (THOUSANDS OF PESOS)
--------------------------------------------------------------------------------


-------------------------------- ---------------- ------------- ------------------------
   CREDIT TYPE / INSTITUTION      AMORTIZATION      RATE OF          DENOMINATED
                                      DATE          INTEREST           IN PESOS
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
BANKS                                                           UNTIL 1      MORE THAN
                                                                   YEAR       1 YEAR
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
WITH WARRANTY
-------------------------------- ---------------- ------------- ----------- ------------
-------------------------------- ---------------- ------------- ----------- ------------
DEUTSCHE BANK                    15-Oct-07           8.75             0           0
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
FINANCIAL INSTITUTIONS
-------------------------------- ---------------- ------------- ----------- ------------
IFC                              15-Feb-04           3.47             0           0
-------------------------------- ---------------- ------------- ----------- ------------
IFC                              15-Feb-06           3.47             0           0
-------------------------------- ---------------- ------------- ----------- ------------
IFC                              15-Sep-09           4.98             0           0
-------------------------------- ---------------- ------------- ----------- ------------
IFC                              15-Sep-09          10.35             0           0
-------------------------------- ---------------- ------------- ----------- ------------
DEG                              28-Dec-06           4.13             0           0
-------------------------------- ---------------- ------------- ----------- ------------
CITIBANK NA (SYNDICATE)          12-Jun-05           2.81             0           0
-------------------------------- ---------------- ------------- ----------- ------------
DEUTSCHE BANK (SYNDICATE)        12-Jun-05           2.81             0           0
-------------------------------- ---------------- ------------- ----------- ------------
JP MORGAN CHASE BANK (SYNDICATE) 12-Jun-05           2.81             0           0
-------------------------------- ---------------- ------------- ----------- ------------
COMERICA BANK (SYNDICATE)        12-Jun-05           2.81             0           0
-------------------------------- ---------------- ------------- ----------- ------------
EXPORT DEVELOPMENT  CANADA       12-Jun-05           2.81             0           0
(SYNDICATE)
-------------------------------- ---------------- ------------- ----------- ------------
BBVA BANCOMER (SYNDICATE)        12-Jun-05           2.81             0           0
-------------------------------- ---------------- ------------- ----------- ------------
CREDIT LYONNAIS (SYNDICATE)      12-Jun-05           2.81             0           0
-------------------------------- ---------------- ------------- ----------- ------------
CREDIT SUISSE FIRST BOSTON       12-Jun-05           2.81             0           0
(SYNDICATE)
-------------------------------- ---------------- ------------- ----------- ------------
HSBC BANK (SINDICADO)            12-Jun-05           2.81             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BAYERISCHE HYPO-UND              12-Jun-05           2.81             0           0
VEREINSBANK (SYNDICATE)
-------------------------------- ---------------- ------------- ----------- ------------
CITIBANK NA (SYNDICATE)          12-Jun-07           3.06             0           0
-------------------------------- ---------------- ------------- ----------- ------------
DEUTSCHE BANK (SYNDICATE)        12-Jun-07           3.06             0           0
-------------------------------- ---------------- ------------- ----------- ------------
JP MORGAN CHASE BANK (SYNDICATE) 12-Jun-07           3.06             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCOMEXT                        12-Jun-07           3.06             0           0
-------------------------------- ---------------- ------------- ----------- ------------



                                      87-A

-------------------------------- ---------------- ------------- ------------------------
   CREDIT TYPE / INSTITUTION      AMORTIZATION      RATE OF          DENOMINATED
                                      DATE          INTEREST           IN PESOS
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
BANKS                                                            UNTIL 1     MORE THAN
                                                                   YEAR       1 YEAR
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
WITH WARRANTY
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
DEUTSCHE BANK                    15-Oct-07           8.75             0           0
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
FINANCIAL INSTITUTIONS
-------------------------------- ---------------- ------------- ----------- ------------
COMERICA BANK (SYNDICATE)        12-Jun-07           3.06             0           0
-------------------------------- ---------------- ------------- ----------- ------------
EXPORT DEVELOPMENT CANADA        12-Jun-07           3.06             0           0
(SYNDICATE)
-------------------------------- ---------------- ------------- ----------- ------------
TORONTO DOMINION (SYNDICATE)     12-Jun-07           3.06             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BBVA BANCOMER (SYNDICATE)        12-Jun-07           3.06             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BBVA BANCOMER (SYNDICATE)        26-Jun-07           9.30             0     355,000
-------------------------------- ---------------- ------------- ----------- ------------
BANCO SANTANDER MEXICANO
(SYNDICATE)                      26-Jun-07           9.30             0     355,000
-------------------------------- ---------------- ------------- ----------- ------------
BANCO INVEX (SYNDICATE)          26-Jun-07           9.30             0     200,000
-------------------------------- ---------------- ------------- ----------- ------------
COMERICA BANK MEXICO (SYNDICATE) 26-Jun-07           9.30             0     100,000
-------------------------------- ---------------- ------------- ----------- ------------
IXE BANCO (SYNDICATE)            26-Jun-07           9.30             0      40,000
-------------------------------- ---------------- ------------- ----------- ------------
BANCO   MERCANTIL   DEL   NORTE
(SYNDICATE)                      26-Jun-07           9.30             0     250,000
-------------------------------- ---------------- ------------- ----------- ------------
BANCO INBURSA                    1-Sep-03            3.85             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO INBURSA                    1-Dec-04            3.85             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO INBURSA                    12-May-03           3.85             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO INBURSA                    18-Aug-03           3.80             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO INBURSA                    10-Jun-03           4.90             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO INBURSA                    16-Jun-03           4.90             0           0
-------------------------------- ---------------- ------------- ----------- ------------
IXE BANCO                        30-May-03           3.75             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BBVA BANCOMER                    8-Apr-03            3.02             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 10-Nov-03           2.82             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 11-Jun-03           2.61             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 16-May-08           8.06         1,500      10,410
-------------------------------- ---------------- ------------- ----------- ------------
California Commerce B.           2-Aug-03            2.25             0           0
-------------------------------- ---------------- ------------- ----------- ------------
California Commerce B.           3-Apr-03            3.25             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO INBURSA                    9-Jul-03            3.85             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO INBURSA                    12-May-03           3.85             0           0
-------------------------------- ---------------- ------------- ----------- ------------
Other Financial Leases           31-Dec-10           8.40             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO SANTANDER MEXICANO         31-Jan-07          10.54         1,773      11,261
-------------------------------- ---------------- ------------- ----------- ------------
BANCO SANTANDER MEXICANO         31-Jan-07           8.20         1,026       2,945
-------------------------------- ---------------- ------------- ----------- ------------
BANCO SANTANDER MEXICANO         28-May-03           2.66             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 3-Jun-03            2.59             0           0
-------------------------------- ---------------- ------------- ----------- ------------


                                      88-A

-------------------------------- ---------------- ------------- ------------------------
   CREDIT TYPE / INSTITUTION      AMORTIZATION      RATE OF          DENOMINATED
                                      DATE          INTEREST           IN PESOS
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
BANKS                                                             UNTIL 1    MORE THAN
                                                                   YEAR       1 YEAR
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
WITH WARRANTY
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
DEUTSCHE BANK                    15-Oct-07           8.75             0           0
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------
FINANCIAL INSTITUTIONS
-------------------------------- ---------------- ------------- ----------- ------------
BANCO NAL. COMERCIO EXTERIOR     4-Jun-03            2.48             0           0
-------------------------------- ---------------- ------------- ----------- ------------
COMERICA BANK                    13-Jun-03           2.28             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 14-Aug-03           2.99             0           0
-------------------------------- ---------------- ------------- ----------- ------------
COMERICA BANK                    20-Mar-04           2.29             0           0
-------------------------------- ---------------- ------------- ----------- ------------
COMERICA BANK                    21-Dec-03           2.39             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 16-Jun-03           2.39             0           0
-------------------------------- ---------------- ------------- ----------- ------------
COMERICA BANK                    30-Aug-03           7.75             0           0
-------------------------------- ---------------- ------------- ----------- ------------
COMERICA BANK                    28-Feb-04           7.75             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO NAL. COMERCIO EXTERIOR     8-Aug-03            2.73             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BBVA BANCOMER                    12-Sep-03           2.25             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO NAL. COMERCIO EXTERIOR     8-Aug-03            2.72             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 16-Jul-03           2.58             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 23-Apr-03           2.36             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO NAL. COMERCIO EXTERIOR     4-Jun-03            2.48             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO NAL. COMERCIO EXTERIOR     5-Sep-03            2.69             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO NAL. COMERCIO EXTERIOR     8-Aug-03            2.73             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO NAL. COMERCIO EXTERIOR     8-Aug-03            2.72             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BBVA BANCOMER                    12-Sep-03           2.25             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 23-Apr-03           2.36             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANAMEX-CITIBANK                 13-Jun-03           2.27             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO NAL. COMERCIO EXTERIOR     21-May-03           2.49             0           0
-------------------------------- ---------------- ------------- ----------- ------------
BANCO NAL. COMERCIO EXTERIOR     5-Sep-03            2.69             0           0
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------


-------------------------------- ---------------- ------------- ----------- ------------
TOTAL BANKS                                                       4,299     1,324,616
-------------------------------- ---------------- ------------- ----------- ------------

-------------------------------- ---------------- ------------- ----------- ------------



                            ** TABLE CONTINUED **

                                      89-A

                                     ANNEX 5
                                 LOAN BREAKDOWN
                              (THOUSANDS OF PESOS)

--------------------------------------------------------------------------------
STOCK EXCHANGE CODE:DESC            QUARTER: 1                       YEAR: 2003
--------------------------------------------------------------------------------
                                     ANNEX 5
--------------------------------------------------------------------------------
                                CREDITS BREAKDOWN
--------------------------------------------------------------------------------
                              (THOUSANDS OF PESOS)
--------------------------------------------------------------------------------

--------------------------------  ---------------------------------------------------------------------------
   CREDIT TYPE / INSTITUTION                       AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
                                                     WITH NATIONAL ENTITIES (THOUSANDS OF $)
--------------------------------  ---------------------------------------------------------------------------
                                                                    TIME INTERVAL
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANKS                               CURRENT      UNTIL 1     UNTIL 2      UNTIL 3      UNTIL 4     UNTIL 5
                                     YEAR         YEAR        YEARS        YEARS        YEARS       YEARS
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
WITH WARRANTY
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
DEUTSCHE BANK                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
FINANCIAL INSTITUTIONS
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
IFC                                     0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
IFC                                     0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
IFC                                     0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
IFC                                     0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
DEG                                     0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
CITIBANK NA (SYNDICATE)                 0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
DEUTSCHE BANK (SYNDICATE)               0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
JP MORGAN CHASE BANK (SYNDICATE)        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
COMERICA BANK (SYNDICATE)               0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
EXPORT DEVELOPMENT  CANADA              0            0            0           0            0            0
(SYNDICATE)
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BBVA BANCOMER (SYNDICATE)               0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
CREDIT LYONNAIS (SYNDICATE)             0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
CREDIT SUISSE FIRST BOSTON              0            0            0           0            0            0
(SYNDICATE)
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
HSBC BANK (SINDICADO)                   0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BAYERISCHE HYPO-UND                     0            0            0           0            0            0
VEREINSBANK (SYNDICATE)
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
CITIBANK NA (SYNDICATE)                 0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
DEUTSCHE BANK (SYNDICATE)               0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
JP MORGAN CHASE BANK (SYNDICATE)        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCOMEXT                               0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------



                                      87-B

--------------------------------  ---------------------------------------------------------------------------
   CREDIT TYPE / INSTITUTION                       AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
                                                     WITH NATIONAL ENTITIES (THOUSANDS OF $)
--------------------------------  ---------------------------------------------------------------------------
                                                                    TIME INTERVAL
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANKS                               CURRENT      UNTIL 1     UNTIL 2      UNTIL 3      UNTIL 4     UNTIL 5
                                     YEAR         YEAR        YEARS        YEARS        YEARS       YEARS
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
WITH WARRANTY
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
DEUTSCHE BANK                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
FINANCIAL INSTITUTIONS
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
COMERICA BANK (SYNDICATE)               0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
EXPORT DEVELOPMENT CANADA               0            0            0           0            0            0
(SYNDICATE)
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
TORONTO DOMINION (SYNDICATE)            0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BBVA BANCOMER (SYNDICATE)               0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BBVA BANCOMER (SYNDICATE)               0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO SANTANDER MEXICANO
(SYNDICATE)                             0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO INVEX (SYNDICATE)                 0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
COMERICA BANK MEXICO (SYNDICATE)        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
IXE BANCO (SYNDICATE)                   0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO   MERCANTIL   DEL   NORTE         0            0            0           0            0            0
(SYNDICATE)
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO INBURSA                        318,860         0       160,500          0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO INBURSA                           0            0       374,500          0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO INBURSA                         48,150         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO INBURSA                         96,300         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO INBURSA                         48,150         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO INBURSA                         74,900         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
IXE BANCO                             63,130         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BBVA BANCOMER                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
California Commerce B.                  0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
California Commerce B.                  0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO INBURSA                        111,280         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO INBURSA                         14,285         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
Other Financial Leases                  0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO SANTANDER MEXICANO                0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO SANTANDER MEXICANO                0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO SANTANDER MEXICANO              53,500         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------


                                      88-B

--------------------------------  ---------------------------------------------------------------------------
   CREDIT TYPE / INSTITUTION                       AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
                                                     WITH NATIONAL ENTITIES (THOUSANDS OF $)
--------------------------------  ---------------------------------------------------------------------------
                                                                    TIME INTERVAL
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANKS                               CURRENT      UNTIL 1     UNTIL 2      UNTIL 3      UNTIL 4     UNTIL 5
                                     YEAR         YEAR        YEARS        YEARS        YEARS       YEARS
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
WITH WARRANTY
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
DEUTSCHE BANK                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
FINANCIAL INSTITUTIONS
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO NAL. COMERCIO EXTERIOR          21,400         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
COMERICA BANK                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
COMERICA BANK                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
COMERICA BANK                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
COMERICA BANK                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
COMERICA BANK                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO NAL. COMERCIO EXTERIOR          48,150         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BBVA BANCOMER                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO NAL. COMERCIO EXTERIOR          32,100         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO NAL. COMERCIO EXTERIOR          16,451         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO NAL. COMERCIO EXTERIOR           7,223         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO NAL. COMERCIO EXTERIOR          50,290         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO NAL. COMERCIO EXTERIOR          26,750         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BBVA BANCOMER                           0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANAMEX-CITIBANK                        0            0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO NAL. COMERCIO EXTERIOR          55,640         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
BANCO NAL. COMERCIO EXTERIOR           9,496         0            0           0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------


--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------
TOTAL BANKS                        1,096,055         0         535,000        0            0            0
--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------

--------------------------------  ------------ ------------ ----------- ------------ ------------ -----------



                            ** TABLE CONTINUED **

                                      89-B

                                     ANNEX 5
                                 LOAN BREAKDOWN
                              (THOUSANDS OF PESOS)

--------------------------------------------------------------------------------
STOCK EXCHANGE CODE:DESC            QUARTER: 1                       YEAR: 2003
--------------------------------------------------------------------------------
                                     ANNEX 5
--------------------------------------------------------------------------------
                                CREDITS BREAKDOWN
--------------------------------------------------------------------------------
                              (THOUSANDS OF PESOS)
--------------------------------------------------------------------------------

--------------------------------   ------------------------------------------------------------------------------
   CREDIT TYPE / INSTITUTION         AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
                                         WITH FOREIGN ENTITIES (THOUSANDS OF $)
--------------------------------   ------------------------------------------------------------------------------
                                                 TIME INTERVAL
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANKS                                 CURRENT       UNTIL       UNTIL 2      UNTIL 3    UNTIL 4        UNTIL 5
                                      YEAR        1 YEAR        YEARS        YEARS       YEARS         YEARS
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
WITH WARRANTY
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
DEUTSCHE BANK                              0            0          0              0           0        781,646
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
FINANCIAL INSTITUTIONS
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
IFC                                   32,100       32,100          0              0           0              0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
IFC                                    7,643        7,643     15,286         15,286
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
IFC                                   34,393       34,393     68,786         68,786      68,786        171,964
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
IFC                                   45,857       45,857     91,714         91,714      91,714        229,286
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
DEG                                    3,242            0      4,995          2,240       1,680              0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
CITIBANK NA (SYNDICATE)                    0            0     80,250         80,250           0              0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
DEUTSCHE BANK (SYNDICATE)                  0            0     61,525         61,525           0              0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
JP MORGAN CHASE BANK (SYNDICATE)           0            0     61,525         61,525           0              0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
COMERICA BANK (SYNDICATE)                  0            0     53,500         53,500           0              0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
EXPORT DEVELOPMENT  CANADA                 0            0     35,685         35,685           0              0
(SYNDICATE)
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BBVA BANCOMER (SYNDICATE)                  0            0     13,375         13,375           0              0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
CREDIT LYONNAIS (SYNDICATE)                0                  53,500         53,500           0              0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
CREDIT SUISSE FIRST BOSTON                 0            0     53,500         53,500           0
(SYNDICATE)
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
HSBC BANK (SINDICADO)                      0            0     53,500         53,500           0              0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BAYERISCHE HYPO-UND                        0            0     53,500         53,500           0              0
VEREINSBANK (SYNDICATE)
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
CITIBANK NA (SYNDICATE)                    0            0          0        180,563     180,563        120,375
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
DEUTSCHE BANK (SYNDICATE)                  0            0          0         94,294      94,294         62,863
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
JP MORGAN CHASE BANK (SYNDICATE)           0            0          0         94,294      94,294         62,863
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCOMEXT                                  0            0          0        120,375     120,375         80,250
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------



                                      87-C

--------------------------------   ------------------------------------------------------------------------------
   CREDIT TYPE / INSTITUTION         AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
                                         WITH FOREIGN ENTITIES (THOUSANDS OF $)
--------------------------------   ------------------------------------------------------------------------------
                                                 TIME INTERVAL
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANKS                                 CURRENT       UNTIL       UNTIL 2      UNTIL 3    UNTIL 4        UNTIL 5
                                      YEAR        1 YEAR        YEARS        YEARS       YEARS         YEARS
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
WITH WARRANTY
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
DEUTSCHE BANK                              0            0          0              0           0        781,646
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
FINANCIAL INSTITUTIONS
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
COMERICA BANK (SYNDICATE)                  0          0            0         80,250      80,250         53,500
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
EXPORT DEVELOPMENT CANADA                  0          0            0         53,487      53,487         35,658
(SYNDICATE)
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
TORONTO DOMINION (SYNDICATE)               0          0            0         80,250      80,250         53,500
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BBVA BANCOMER (SYNDICATE)                  0          0            0         10,026      10,031          6,693
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BBVA BANCOMER (SYNDICATE)                  0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO SANTANDER MEXICANO
(SYNDICATE)                                0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO INVEX (SYNDICATE)                    0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
COMERICA BANK MEXICO (SYNDICATE)           0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
IXE BANCO (SYNDICATE)                      0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO   MERCANTIL   DEL   NORTE
(SYNDICATE)                                0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO INBURSA                              0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO INBURSA                              0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO INBURSA                              0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO INBURSA                              0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO INBURSA                              0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO INBURSA                              0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
IXE BANCO                                  0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BBVA BANCOMER                        214,000          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                     267,500          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                      28,890          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                           0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
California Commerce B.                     0          0         96,300          0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
California Commerce B.                40,660          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO INBURSA                              0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO INBURSA                              0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
Other Financial Leases                 7,387        4,177        5,698        6,192       6,820         30,550
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO SANTANDER MEXICANO                   0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO SANTANDER MEXICANO                   0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO SANTANDER MEXICANO                   0          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                     160,500          0            0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------



                                      88-C

--------------------------------   ------------------------------------------------------------------------------
   CREDIT TYPE / INSTITUTION         AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
                                         WITH FOREIGN ENTITIES (THOUSANDS OF $)
--------------------------------   ------------------------------------------------------------------------------
                                                 TIME INTERVAL
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANKS                                 CURRENT       UNTIL       UNTIL 2      UNTIL 3    UNTIL 4        UNTIL 5
                                      YEAR        1 YEAR        YEARS        YEARS       YEARS         YEARS
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
WITH WARRANTY
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
DEUTSCHE BANK                              0            0          0              0           0        781,646
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
FINANCIAL INSTITUTIONS
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO NAL. COMERCIO EXTERIOR               0            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
COMERICA BANK                         63,130            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                       7,846            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
COMERICA BANK                          5,350        5,350          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
COMERICA BANK                         64,200            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                     126,260            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
COMERICA BANK                            132            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
COMERICA BANK                            302           70          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO NAL. COMERCIO EXTERIOR               0            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BBVA BANCOMER                        107,000            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO NAL. COMERCIO EXTERIOR               0            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                      53,500            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                      14,445            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO NAL. COMERCIO EXTERIOR               0            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO NAL. COMERCIO EXTERIOR               0            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO NAL. COMERCIO EXTERIOR               0            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO NAL. COMERCIO EXTERIOR               0            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BBVA BANCOMER                        107,000            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                      31,030            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANAMEX-CITIBANK                      53,500            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO NAL. COMERCIO EXTERIOR               0            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
BANCO NAL. COMERCIO EXTERIOR               0            0          0            0            0           0
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------


--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------
TOTAL BANKS                        1,475,867      129,590    802,639      1,417,617     882,544      1,689,148
--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------

--------------------------------   ------------ ------------ ------------ ------------ ----------- --------------


                              ** TABLE COMPLETE **


                                      89-C

                                     ANNEX 5
                                 LOAN BREAKDOWN
                              (THOUSANDS OF PESOS)

--------------------------------------------------------------------------------
STOCK EXCHANGE CODE:DESC            QUARTER: 1                       YEAR: 2003
--------------------------------------------------------------------------------
                                     ANNEX 5
--------------------------------------------------------------------------------
                                CREDITS BREAKDOWN
--------------------------------------------------------------------------------
                              (THOUSANDS OF PESOS)
--------------------------------------------------------------------------------

---------------------------- ---------------- -------------- -------------------------
LISTED IN THE MEXICAN         AMORTIZATION       RATE OF       DENOMINATED IN PESOS
STOCK EXCHANGE                    DATE          INTEREST
---------------------------- ---------------- -------------- ------------ ------------

---------------------------- ---------------- -------------- ------------ ------------
                                                               UNTIL 1     MORE THAN
                                                                YEAR        1 YEAR
---------------------------- ---------------- -------------- ------------ ------------

---------------------------- ---------------- -------------- ------------ ------------
UNSECURED DEBT
---------------------------- ---------------- -------------- ------------ ------------
---------------------------- ---------------- -------------- ------------ ------------
UDIBONOS                     10/21/2006              9.00             0   1,057,186
---------------------------- ---------------- -------------- ------------ ------------
UDIBONOS                     7/13/2007               8.20             0   1,163,452
---------------------------- ---------------- -------------- ------------ ------------
                                                                      0   2,220,638
---------------------------- ---------------- -------------- ------------ ------------
TOTAL STOCK EXCHANGE
---------------------------- ---------------- -------------- ------------ ------------

---------------------------- ---------------- -------------- ------------ ------------
SUPPLIERS                                                       948,187           0
---------------------------- ---------------- -------------- ------------ ------------
OTHERS                                                                0           0
---------------------------- ---------------- -------------- ------------ ------------
TOTAL SUPPLIERS                                                 948,187           0
---------------------------- ---------------- -------------- ------------ ------------
OTHERS                                                        1,305,369           0
---------------------------- ---------------- -------------- ------------ ------------
OTHER CURRENT LIABILITIES                                     2,257,855   3,545,254
AND OTHER CREDITS
---------------------------- ---------------- -------------- ------------ ------------



                            ** TABLE CONTINUED **


                                      90-A

----------------------------  -----------------------------------------------------------------------------
LISTED IN THE MEXICAN              AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES
STOCK EXCHANGE                                              (THOUSANDS OF $)
----------------------------  -----------------------------------------------------------------------------
                                                             TIME INTERVAL
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
                                CURRENT    UNTIL 1       UNTIL 2      UNTIL 3       UNTIL 4      UNTIL 5
                                 YEAR         YEAR        YEARS        YEARS         YEARS        YEARS
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------

----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
UNSECURED DEBT
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
UDIBONOS                               0        0              0            0              0           0
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
UDIBONOS                               0        0              0            0              0           0
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
                                       0        0              0            0              0           0
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
TOTAL STOCK EXCHANGE
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------

----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
SUPPLIERS                              0           0            0           0              0           0
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
OTHERS                                 0           0            0           0              0           0
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
TOTAL SUPPLIERS                        0           0            0           0              0           0
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
OTHERS                                 0           0            0           0              0           0
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------
OTHER CURRENT LIABILITIES      1,096,055           0      535,000           0              0           0
AND OTHER CREDITS
----------------------------  ------------ ----------- ------------ ------------- ------------ ------------



                            ** TABLE CONTINUED **


                                      90-B

----------------------------   ------------------------------------------------------------------------------
LISTED IN THE MEXICAN          AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH FOREIGN ENTITIES (THOUSANDS
STOCK EXCHANGE                                                     OF $)
----------------------------   ------------------------------------------------------------------------------
                                                               TIME INTERVAL
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
                                 CURRENT      UNTIL 1      UNTIL 2      UNTIL 3    UNTIL 4     UNTIL 5 YEARS
                                  YEAR         YEAR         YEARS        YEARS       YEARS
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------

----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
UNSECURED DEBT
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
UDIBONOS                                0            0           0             0           0            0
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
UDIBONOS                                0            0           0             0           0            0
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
                                        0            0           0             0           0            0
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
TOTAL STOCK EXCHANGE
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------

----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
SUPPLIERS                               0    1,019,982           0             0           0            0
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
OTHERS                                  0            0           0             0           0            0
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
TOTAL SUPPLIERS                         0    1,019,982           0             0           0            0
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
OTHERS                                  0      214,986           0             0           0            0
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------
OTHER CURRENT LIABILITIES       1,475,867    1,364,558     802,639     1,417,617     882,544    1,689,148
AND OTHER CREDITS
----------------------------   ------------ ------------ ------------ ------------ ----------- --------------



                              ** TABLE COMPLETE **


                                      90-C

                                     ANNEX 6
             TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (THOUSANDS OF PESOS)

                                                DOLLARS (1)                           OTHER CURRENCIES                 TOTAL
                                     THOUSANDS OF         THOUSANDS OF       THOUSANDS OF          THOUSANDS OF     THOUSANDS OF
TRADE BALANCE                           DOLLARS               PESOS             DOLLARS                PESOS            PESOS
1. INCOME
EXPORTS                                 215,682             2,332,126                 0                      0        2,332,126
OTHER                                     1,285                13,760                 0                      0           13,760
TOTAL                                   216,967             2,345,886                 0                      0        2,345,886

2. EXPENDITURE
IMPORT (RAW MATERIALS)                  107,643             1,127,078                 0                      0        1,127,078
INVESTMENTS                               3,079                31,789                 0                      0           31,789
OTHER                                    19,956               208,615                 0                      0          208,615
TOTAL                                   130,678             1,367,482                 0                      0        1,367,482

NET BALANCE                              86,289               978,404                                                   978,404

FOREIGN MONETARY POSITION

TOTAL ASSETS                            240,129             2,569,380                 0                      0        2,569,380
LIABILITIES POSITION                    865,742             9,263,439                 0                      0        9,263,439
SHORT TERM LIABILITIES POSITION         367,896             3,936,487                 0                      0        3,936,487
LONG TERM LIABILITIES POSITION          497,846             5,326,952                 0                      0        5,326,952

NET BALANCE                            -625,613            -6,694,059                 0                      0       -6,694,059


                                     ANNEX 7
             INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
                              (THOUSANDS OF PESOS)

                                                                             (ASSET)
                                                        MONETARY            LIABILITIES                          MONTHLY (PROFIT)
MONTH                           MONETARY ASSETS       LIABILITIES       MONETARY POSITION     MONTHLY INFLATION      AND LOSS
JANUARY                            7,547,767           17,932,309          -10,384,542                  0.4           41,538
FEBRUARY                           7,353,633           18,695,312          -11,341,679                 0.28           31,757
MARCH                              6,550,172           17,713,494          -11,163,322                 0.63           70,329
APRIL
ACTUALIZATION                            0                   0                      0                  0                   0
CAPITALIZATION                           0                   0                      0                  0             -68,606
FOREIGN CORP.                            0                   0                      0                  0                   0
OTHER                                    0                   0                      0                  0                   0
                                         0                   0                      0                  0                   0
TOTAL                                                                                                                 75,018


STOCK EXCHANGE CODE: DESC
                                   QUARTER: 1
             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                     ANNEX 8

              FINANCIAL LIMITATIONS BASED ON ISSUES OR INSTRUMENTS


            -1  Interest Coverage.

The result obtained from dividing the sum of (i) the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters by (ii) consolidated financial expense during such period, shall not be less than 2.75 times.


            -2  Capitalization.

The result obtained from dividing, (i) total debt with cost minus cash plus fifty million dollars, by (ii) net assets plus total debt with cost minus cash plus fifty million dollars, shall not be greater than 0.50 times.


            -3  Leverage Ratio.

The result obtained from dividing (i) total debt with cost minus cash plus fifty million dollars, by (ii) the sum of the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters, shall not exceed 4.50 times.


              CURRENT STATUS OF FINANCIAL LIMITATIONS

(1) Interest Coverage.                                3.00

(2) Capitalization.                                   0.49

(3) Leverage Ratio.                                   4.96

                             MEXICAN STOCK EXCHANGE
                                    SIFIC/ICS

STOCK EXCHANGE CODE: DESC                   QUARTER: 1                YEAR: 2003

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                            ANNEX 9                                CONSOLIDATED

----------------------------------------------- -------------------------------------------- ----------- -----------------
                  PLANT                                            ECONOMIC                      PLANT
                    OR                                                                         CAPACITY       UTILIZATION
                  CENTER                                           ACTIVITY                       (1)              %
----------------------------------------------- -------------------------------------------- ----------- -----------------
EJES TRACTIVOS, S.A. DE C.V.                    REAR AXLES                                         320            40%
PISTONES MORESA, S.A. DE C.V.                   PISTONS (PIECES)                                11,800            42%
MORESTANA, S.A. DE C.V.                         TAPPETS (PIECES)                                12,900            84%
PISTONES MORESA, S.A. DE C.V.                   PISTON PINS (PIECES)                            23,500            47%
ENGRANES CONICOS, S.A. DE C.V.                  GEARS (SETS)                                       820            70%
PRODUCTOS ESTAMPADOS DE MEXICO, S.A. DE C.V.    PICK-UP BOXES (PIECES)                             330            30%
VELCON, S.A. DE C.V.                            CONSTANT VELOCITY JOINTS (PIECES)                1,920            80%
TRANSMISIONES TSP, S.A DE C.V.                  TRANSMISSIONS (TRANS.)                              71            24%
TREMEC, S.A.  DE C.V.                           TRANSMISSIONS (TRANS.)                             400            70%
CARDANES, S.A. DE C.V.                          PROPELLER SHAFTS (PIECES)                          742            50%
HAYES WHEELS CHIHUAHUA, S.A. DE C.V.            ALUMINUM WHEELS (PIECES)                           650            50%
HAYES WHEELS ACERO, S.A. DE C.V.                STEEL WHEELS (PIECES)                            6,100            40%
AUTOMETALES, S.A. DE .CV.                       IRON FOUNDRY (TONS.)                                20            77%
TF VICTOR, S.A. DE C.V.                         GASKETS, SEALS, MOTOR PARTS (PIECES)            20,000            55%
FORJAS SPICER, S.A. DE C.V.                     PRECISION FORGES (TONS.)                            55            28%
VEHYCO                                          PISTONS (PIECES)                                 1,200            70%
COATZACOALCOS, VER.                             POLYSTYRENE (TONS)                              75,000            89%
XICOHTZINGO,TLAX.                               POLYSTYRENE (TONS)                              65,000            86%
ALTAMIRA, TAMPS. (Dynasol)                      SYNTHETIC RUBBER (TONS)                         85,500            90%
ALTAMIRA, TAMPS. (INSA)                         SYNTHETIC RUBBER (TONS)                         96,000            87%
----------------------------------------------- -------------------------------------------- ----------- -----------------


                             MEXICAN STOCK EXCHANGE
                                    SIFIC/ICS

STOCK EXCHANGE CODE: DESC                   QUARTER: 1                YEAR: 2003

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                            ANNEX 9                                CONSOLIDATED

----------------------------------------------- -------------------------------------------- ----------- -----------------
                  PLANT                                            ECONOMIC                      PLANT
                    OR                                                                         CAPACITY       UTILIZATION
                  CENTER                                           ACTIVITY                       (1)              %
----------------------------------------------- -------------------------------------------- ----------- -----------------
ALTAMIRA, TAMPS. (PARATEC)                      SYNTHETIC RUBBER (TONS)                         40,000            79%
COATZACOALCOS, VER.                             PHOSPHATE (TONS)                               100,000           112%
----------------------------------------------- -------------------------------------------- ----------- -----------------
TULTITLAN, EDO. MEX.                            PHOSPHATE (TONS)                                86,000            75%
LECHERIA, EDO. MEX.                             PHOSPHATE (TONS)                                40,000            12%
ALTAMIRA, TAMPS.                                CARBON BLACK (TONS)                            120,000            83%
COSOLEACAQUE, VER.                              METHYL METHACRYLATE (TONS)                      20,000           100%
OCOYOACAC, EDO. MEX.                            ACRYLC SHEET (TONS)                              7,855           108%
SAN LUIS POTOSI. S.L.P.                         ACRYLC SHEET (TONS)                              4,806            92%
SALAMANCA, GTO.                                 WATERPROOFING SEALANTS AND ADHESIVES (TONS)    104,936            39%
LERMA, EDO. MEX.                                ADHESIVES (TONS)                                 4,204            31%
LERMA, EDO. MEX.                                MELAMINE LAMINATES (MLLS MM2)                        5            75%
ZITACUARO, MICH.                                PARTICLE BOARD (THOUSAND M3)                       164           103%
LECHERIA, EDO. MEX.                             ORTHOPHOSPHATE (TONS)                          119,000            36%

----------------------------------------------- -------------------------------------------- ----------- -----------------


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: DESC                   QUARTER:                 YEAR: 2003


                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9

------------------------ --------------------------------------------------------------------- ----------------- ---------------
         PLANT                                           ECONOMIC                                    PLANT
          OR                                                                                       CAPACITY        UTILIZATION
        CENTER                                           ACTIVITY                                     (1)               %
------------------------ --------------------------------------------------------------------- ----------------- ---------------
MERIDA                   MILL (ton/month)                                                            27,600            100%
IRAPUATO                 MILL (ton/month)                                                            20,000            38%
PENINSULA                HOG (thousands)                                                                 35            100%
MERIDA                   SLAUGHTER HOUSE                                                                222            100%
CANCUN                   SLAUGHTER HOUSE                                                                 27            80%
PENJAMO                  SLAUGHTER HOUSE                                                                111            80%
IRAPUATO                 SLAUGHTER HOUSE                                                                240             0%
MOCHIS (SANTA ROSA)      FRESH TOMATO PROCESSING (THOUSAND OF POUNDS IN 100 DAYS)                     6,614             4%
                         TOMATO PRODUCTS IN TETRABRIK CONTAINER (MILLION OF CASES)                        6            85%
                         TOMATO PASTE (THOUSAND OF POUNDS IN 100 DAYS)                               98,104             0%
                         DEHYDRATED PRODUCTS ( THOUSAND OF POUNDS/YEAR IN 100 DAYS OF SEASON?)          847             0%
MOCHIS (LA CORONA)       CANNED VEGETABLES  (THOUSAND OF PONDS)                                     159,981            45%
                         CANNED VEGETABLES  (MILLIONS OF CASES)                                           7            45%
MAZATLAN                 TUNA (thousands boxes)                                                       2,500            77%
ROSEMEAD, CALIFORNIA     SALSA & CANNED  VEGETABLES (thousands lb)                                  166,226            37%

------------------------ --------------------------------------------------------------------- ----------------- ---------------


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                               MAIN RAW MATERIALS

                                                     ANNEX 10                                                         CONSOLIDATED
-------------------------------------------- --------------------- --------------------------------------- -------- ---------------
                 MAIN                                                          MAIN                         DOM.         COST
              SUPPLIERS                            FOREIGN                     SUPPLIERS                   SUBST.      PRODUCTION
                                                                                                                            %
-------------------------------------------- --------------------- --------------------------------------- -------- ---------------
HYLSA, S. A. DE C.V.                         STEEL                 MC STEEL                                  NO
INDUSTRIAS CH, S. A.                         STEEL                 MITSUBISHI                                YES
NACOBRE                                      LAMINATE              NISHO OWAI                                NO
P.P.G. INDUSTRIAS DE MEXICO , S. A. DE C.V.  STEEL                 TOTH INDUSTRIES                           NO
AHMSA                                        AUTOMOTIVE PARTS      DANA CO.                                  NO
DUPONT DE MEXICO                             FORGE                 GSB FORJA                                 NO
KOYO DE MEXICO                               LAMINATE              DAEWOO CORP.                              NO
TIMKEM                                       ALUMINUM              REYNOLDS METAL                            YES
GENERAL MOTORS                               RODAMIENTOS           THE TIMKEN CO.                            NO
                                             FORGE                 THYSSEN PRECISION FORGE                   NO

PEMEX                                        STYRENE               STERLING, MITSUI
                                             BUTADIEN              SHELL, POLIMERI EUROPA , BP CHEMICAL,
                                                                   EQUISTAR, SABIC, REPSOL QUIMICA
PEMEX                                        METHANOL              CELANESE, PETROCEL
PEMEX

PEMEX
RHODIA MEXICANA
RHODIA MEXICANA
                                             ACETOCYANOHIDRINE     BP CHEMICAL

OWN PRODUCTION & FRESH MARKET ( VARIOUS )
OWN PRODUCTION & FRESH MARKET ( VARIOUS )
OWN PRODUCTION & FRESH MARKET ( VARIOUS )
-------------------------------------------- --------------------- --------------------------------------- -------- ---------------
TETRAPAK
GRUPO ZAPATA
ZAPATA ENVASES
ARANCIA CORN PRODUCTS
CELULOSA Y CORRUGADOS
EMPAQUE DE CARTON TITAN
                                             TOMATO PASTE          MORNING STAR                              OK
                                             REYNOLD'S ITEMS       REYNOLDS
ENVASES DE SINALOA
PEMEX
                                             VEGETABLES            RIO FARMS
                                             VEGETABLES            WOOLF ENTERPRISES
                                             PACKAGING MATERIAL
                                               - GLASS             OWENS BROCKWAY
                                             PACKAGING MATERIAL
                                               - CANS              PECHINEY PLASTIC
PIC
                                                       GRAIN       CARGILL                                   OK
-------------------------------------------- --------------------- --------------------------------------- -------- ---------------


                                    ANNEX 11

                          SALES DISTRIBUTION BY PRODUCT
                                 DOMESTIC SALES

-------------------------------- ---------------------------------------------- ------------------------------------------------
         MAIN PRODUCTS                         TOTAL PRODUCTION                                      SALES
-------------------------------- ---------------------------------------------- ------------------------------------------------

                                         VOLUME                 AMOUNT                  VOLUME                   AMOUNT

-------------------------------- ----------------------- ---------------------- ------------------------ -----------------------
AUTOPARTS SECTOR                                                                                                        679,911
CHEMICAL SECTOR                                                                                                       1,238,917
FOOD SECTOR                                                                                                             624,882
REAL ESTATE SECTOR                                                                                                      233,196
COMPANIES OF OTHER SERVICES                                                                                               3,789



-------------------------------- ----------------------- ---------------------- ------------------------ -----------------------
TOTAL                                                                                                                 2,780,695
-------------------------------- ----------------------- ---------------------- ------------------------ -----------------------



                          SALES DISTRIBUTION BY PRODUCT
                                  FOREIGN SALES

-------------------------------- ---------------------------------------------- ------------------------------------------------
         MAIN PRODUCTS                         TOTAL PRODUCTION                                      SALES
-------------------------------- ---------------------------------------------- ------------------------------------------------

                                         VOLUME                 AMOUNT                  VOLUME                   AMOUNT

-------------------------------- ----------------------- ---------------------- ------------------------ -----------------------

AUTOPARTS SECTOR                                                                                                      1,266,670
CHEMICAL SECTOR                                                                                                         797,421
FOOD SECTOR                                                                                                             281,677



-------------------------------- ----------------------- ---------------------- ------------------------ -----------------------
TOTAL
-------------------------------- ----------------------- ---------------------- ------------------------ -----------------------


                             ** TABLE CONTINUED **


                          SALES DISTRIBUTION BY PRODUCT
                                 DOMESTIC SALES

--------------------------------  --------------------------------------------------- ----------------------------------
         MAIN PRODUCTS                            MARKET SHARES (%)                                 MAIN
--------------------------------  --------------------------------------------------- ----------------------------------

                                                                                         TRADEMARKS        CUSTOMERS

--------------------------------  --------------------------------------------------- ----------------- ----------------
AUTOPARTS SECTOR
CHEMICAL SECTOR
FOOD SECTOR
REAL ESTATE SECTOR
COMPANIES OF OTHER SERVICES



--------------------------------  --------------- -------------- -------------------- ----------------- ----------------
TOTAL
--------------------------------  --------------- -------------- -------------------- ----------------- ----------------



                          SALES D


--------------------------------  --------------------------------------------------- ----------------------------------
         MAIN PRODUCTS                            MARKET SHARES (%)                                 MAIN
--------------------------------  --------------------------------------------------- ----------------------------------

                                                                                         TRADEMARKS        CUSTOMERS

--------------------------------  --------------------------------------------------- ----------------- ----------------

AUTOPARTS SECTOR
CHEMICAL SECTOR
FOOD SECTOR



--------------------------------  --------------------------------------------------- ----------------- ----------------
TOTAL                                                                      2,345,768
--------------------------------  --------------------------------------------------- ----------------- ----------------


                              ** TABLE COMPLETE **

STOCK EXCHANGE CODE: DESC                        QUARTER: 1           YEAR: 2003


                                    ANNEX 12
    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)


            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

                                                          ----------------------
NFE BALANCE TO DECEMBER 31st Of: 2002                                 3,802,604
                                                          ----------------------

                                                          ----------------------
Number of shares Outstanding at the Date of the NFEA:             1,369,079,376
                                                          ----------------------

                 (Units)

----------------
                 Are figures fiscally audited?
----------------

                       DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA
-------------------------------------------------------------------------------------------------------
    Quarter        Series        Number of shares        Date of Settlement             Amount
                                   Outstanding
---------------- ------------ ----------------------- -------------------------- ----------------------
---------------- ------------ ----------------------- -------------------------- ----------------------
       1              A            587,479,900                31-01-03                  42,592
---------------- ------------ ----------------------- -------------------------- ----------------------
       1              B            506,257,866                31-01-03                  36,704
---------------- ------------ ----------------------- -------------------------- ----------------------
       1              C            275,341,610                31-01-03                  19,962
---------------- ------------ ----------------------- -------------------------- ----------------------

---------------- ------------ ----------------------- -------------------------- ----------------------

---------------- ------------ ----------------------- -------------------------- ----------------------

---------------- ------------ ----------------------- -------------------------- ----------------------

-------------------------------------------------------------------------------------------------------



                DETERMINATION OF THE NFEA OF THE PRESENT YEAR NFE
               FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

                                                  --------------------------
FISCAL EARNINGS                                                           0
                                                  --------------------------

                                                  --------------------------
- DETERMINED INCOME                                                       0
                                                  --------------------------

                                                  --------------------------
+ DEDUCTED WORKER'S PROP.                                                 0
                                                  --------------------------

                                                  --------------------------
- DETERMINED WORKER                                                       0
                                                  --------------------------

                                                  --------------------------
- DETERMINED RFE                                                          0
                                                  --------------------------

                                                  --------------------------
- NON DEDUCTIBLES                                                         0
                                                  --------------------------

                                                  --------------------------
NFE OF PERIOD:                                                            0
----------------------------- ------------------- --------------------------


--------------------------------------------------------------------------------
                  BALANCE OF THE NFEA AT THE END OF THE PERIOD

                                                             -------------------
NFE BALANCE TO DECEMBER 31st Of: 2002                                 3,752,467
                                                             -------------------

                                                             -------------------
Number of shares Outstanding at the Date of the NFEA:             1,369,079,376
                                                             -------------------

---------------- ------------ ----------------------- --------------------------


--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLEMENTARY

                                                             -------------------
NFE BALANCE TO DECEMBER 31st Of: 2002                                         0
                                                             -------------------

                                                             -------------------
Number of shares Outstanding at the Date of the NFEA:                         0
                                                             -------------------
                              Units
---------------- ------------ ----------------------- --------------------------

STOCK EXCHANGE CODE: DESC             QUARTER: 1                      YEAR: 2003


                                   ANNEX 12-A
                        SCHEDULE FOR THE DETERMINATION OF
               THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)
                              (Thousands of Pesos)

            NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

                                                                 ----------
NFEAR BALANCE TO DECEMBER 31st Of: 2002                                  0
                                                                 ----------

                                                                 ----------
Number of shares Outstanding at the Date of the NFEAR:                   0
                                                                 ----------

                        (Units)

---------------                             -----------
                Are figures                             Are the figures
                fiscally audited?                       fiscally consolidated?
---------------                             -----------


                            DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEAR
--------------------------------------------------------------------------------------------------------------------
       Quarter                Series          Number of shares        Date of Settlement              Amount
                                                 Outstanding
----------------------- -------------------- -------------------- ---------------------------- ---------------------
          0                     0                   0                                                  0
----------------------- -------------------- -------------------- ---------------------------- ---------------------

----------------------- -------------------- -------------------- ---------------------------- ---------------------

----------------------- -------------------- -------------------- ---------------------------- ---------------------

----------------------- -------------------- -------------------- ---------------------------- ---------------------

----------------------- -------------------- -------------------- ---------------------------- ---------------------

----------------------- -------------------- -------------------- ---------------------------- ---------------------

----------------------- -------------------- -------------------- ---------------------------- ---------------------

----------------------- -------------------- -------------------- ---------------------------- ---------------------

----------------------- -------------------- -------------------- ---------------------------- ---------------------

--------------------------------------------------------------------------------------------------------------------


                 DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
            NFER FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

Fiscal Earnings
                                                            --------------
                        + Deducted Worker's profit share                0
                                                            --------------

                                                            --------------
                        - Determined income tax                         0
                                                            --------------

                                                            --------------
                        - Non-Deductibles                               0
                                                            --------------


- (+) Earnings (loss) from foreign of profit:
                                                            --------------
                        Determined RFE of the fiscal year               0
                                                            --------------

                                                            --------------
                        - Income Tax (Deferred ISR)                     0
                                                            --------------

                                                            --------------
                        * Factor to Determine the NFEAR:                0
                                                            --------------

                                                            --------------
                        NFER From the period                            0
                                                            --------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEAR AT THE END OF THE PERIOD

                                                              ------------------
NFEAR BALANCE TO 31 OF DECEMBER OF 2002                                       0
                                                              ------------------

                                                              ------------------
Number of Shares Outstanding at the Date of the NFEAR:                        0
                                                              ------------------
                                             Units



--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLEMENTARY

                                                              ------------------
NFEAR BALANCE TO 31 OF DECEMBER OF 2002                                       0
                                                              ------------------

                                                              ------------------
Number of Shares Outstanding at the Date of the NFEAR:                        0
                                                              ------------------
                                             Units
----------------------- -------------------- ---------------- ------------------

STOCK EXCHANGE CODE: DESC                  QUARTER: 1                 YEAR: 2003


                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

--------------------------------------------------------------------------------------------------------------------------------
                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
--------------------------------------------------------------------------------------------------------------------------------
                          CHARACTERISTICS OF THE SHARES
--------------------------------------------------------------------------------------------------------------------------------

-------------------- --------- -------- -------------------------------------------------------------------- -------------------
      SERIES          NOMINAL   VALID                             NUMBER OF SHARES                              CAPITAL STOCK
                       VALUE    COUPON                                                                       (THOUSANDS OF PESOS)
-------------------- --------- -------- ----------------------------------------------------------------------------------------
                                                                    VARIABLE
                                         FIXED PORTION              PORTION       MEXICAN     SUBSCRIPTION  FIXED    VARIABLE
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
A                    0.01300   19                                                  587,479,900
                                        5,874,799,000                                                        7,637
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
B                    0.01300   19                                  506,257,866     506,257,866
                                                                                                                         6,581
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
C                    0.01300   19                                  275,341,610                   275,341,610
                                                                                                                         3,580
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
Total                                                              781,599,476   1,093,737,766   275,341,610            10,161
                                        5,874,799,000                                                        7,637
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------

------------------------------------------------------------------------------------------------------------ ------- -----------


TOTAL NUMBER OS SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE SHARES:
------------------------------------------------------------------------------------------------------------ ------- -----------
1,369,079,376
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------

------------------------------ -------- -------------------------- ----------- --------------- ------------- ------- -----------
SHARES PROPORTION BY:
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
CPO'S:
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
UNITS:
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
ADRS's:
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
GDRS's:
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
ADS's:
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
GDS's:
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
                                        Repurchased own shares
-------------------- --------- -------- -------------------------------------- --------------- ------------- ------- -----------
                                        Market value of the share
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------
Series               Number of          At repurchase              At Quarter
                     Shares
-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------

-------------------- --------- -------- -------------------------- ----------- --------------- ------------- ------- -----------


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: DESC                           QUARTER: 1    YEAR: 2003
DESC, S.A. DE C.V.
                                                                  CONSOLIDATED
                                                                Final Printing


DECLARATION FROM THE COMPANY OFFICIALS RESPONSIBLE:

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO THE 31st OF MARCH OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES AND NORMS USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES FOR THE PREVIOUS YEAR.



------------------------------             ------------------------------------
LIC. ARTURO D'ACOSTA RUIZ                  LIC. SALVADOR S. ICAZBALCETA OCAMPO
CHIEF FINANCIAL OFFICER                    DIRECTOR OF CONTROL
                                           MEXICO, D.F., AT APRIL 29, 2003

General Data of the Issuer:
---------------------------
Corporate Name:                                       Desc, S.A. de C.V.
Address:                                              Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-98
E-Mail:                                               desc@mail.desc.com.mx
Internet Address                                      www.desc.com.mx

Fiscal Data of the Issuer:
--------------------------
RFC of Company:                                       DES9405182F1
Domicile:                                             Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.

Responsibility for Payments:
----------------------------
Name:                                                 Lic. Alejandro de la Barreda Gomez
Address:                                              Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-98

Data with respect to officers:
Mexican Stock
Exchange equivalent:                                  Chairman of the Board of Directors
Title at company:                                     Chairman and Chief Executive Officer
Name:                                                 Mr. Fernando Senderos Mestre
Address:                                              Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-98

Mexican Stock
Exchange equivalent:                                  Chief Financial Officer
Title at company:                                     Director of Finance
Name:                                                 Lic. Arturo D'Acosta Ruiz
Address:                                              Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-98
E-Mail:                                               adacosta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                                  Officer in Charge of Sending Quarterly Financial Information
Title at company:                                     Corporate Manager of Financial Information
Name:                                                 Lic. Alejandro De La Barreda Gomez

                                      105

Address:                                              Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-98
E-Mail:                                               abarredag@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                                  Alternate Officer in Charge of Sending Quarterly Financial Information
Title at company:                                     Corporate Comptroller
Name:                                                 Lic. Salvador Icazbalceta Ocampo
Address:                                              Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-96
E-Mail:                                               sicazbalceta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                                  Officer Responsible for Legal Affairs
Title at company:                                     General Counsel
Name:                                                 Lic. Ramon Estrada Rivera
Address:                                              Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-97
E-Mail:                                               restrada@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                                  Secretary of the Board of Directors
Title at company:                                     Secretary of the Board of Directors
Name:                                                 C.P. Ernesto Vega Velasco
Address:                                              Bosque de Ciruelos No. 130 Room 1203
City:                                                 Bosques de las Lomas
Zip Code:                                             11700
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-60
E-Mail:                                               evega@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                                  Officer in Charge of Providing Information to Investors
Title at company:                                     Corporate Manager of Financial Information
Name:                                                 Lic.  Alejandro De La Barreda Gomez
Address:                                              Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-97
E-Mail:                                               abarredag@mail.desc.com.mx

                                      106

Mexican Stock
Exchange equivalent:                                  Officer Authorized to Send Information via Emisnet
Title at company:                                     Chief Financial Officer
Name:                                                 Lic. Arturo D'Acosta Ruiz
Address:                                              Paseo de los Tamarindos 400-B
City:                                                 Bosques de las Lomas
Zip Code:                                             5120
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-98
E-Mail:                                               adascosta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                                  Officer Authorized to Send Relevant Events via Emisnet
Title at company:                                     Secretary of the Board of Directors
Name:                                                 C.P. Ernesto Vega Velasco
Address:                                              Bosque de Ciruelos No. 130 Room 1203
City:                                                 Bosques de las Lomas
Zip Code:                                             11700
State:                                                Mexico, D.F.
Telephone:                                            52-61-80-00
Fax:                                                  52-61-80-60
E-Mail:                                               evega@mail.desc.com.mx


                                      107